PROSPECTUS

Subject to Completion

Preliminary Prospectus dated, 2020

Shares

Common Stock

ncino

Certain stockholders of nCino, Inc. are offering shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock in this offering.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “NCNO.” On , 2020, the last reported sale price of our common stock on The Nasdaq Global Select Market was $ per share.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary—Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” on page [].

Price to Public

Underwriting Discounts and Commissions (1)

Proceeds to the Selling Stockholders, Before Expenses

Per Share $ $ $

Total $ $ $

(1) See the section entitled “Underwriting” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters the right to purchase up to an additional shares of our common stock at the public offering price less the underwriting discount.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors on or about, 2020.

BofA Securities Barclays KeyBanc Capital Markets Truist Securities

Piper Sandler Raymond James Macquarie Capital 72.00 482,899,968 15,964,249 2.34 69.66 467,205,719 7 76.30 6,706,944

The date of this prospectus is, 2020. october 7 october 13 1,006,041 Filed Pursuant to Rule 424(b)(4)

Registration Number 333-249322

and 333-249377

“TD Bank’s investment into the nCino platform ultimately will enable us to provide a seamless experience to our clients and an improved employee experience—both critical to the success of the organization. Through nCino, TD Bank is consolidating numerous legacy systems into one top-tier, foundational platform that allows for better communication, credit administration and processes, and through data, advanced visibility into the lifecycle of relationships and future opportunities.” C H R I S G I A M O H E A D O F C O M M E R C I A L B A N K I N G “At ConnectOne, we’ve built our success through our sense of urgency and culture of efficiency. The nCino platform allows us to scale this culture by providing a fully digitized end to end experience. With nCino, it takes maybe a minute to put a lead’s information into the system and start the process. It’s a game changer. We were already processing loans pretty quickly, but with nCino it is cutting time from the process.” F R A N K S O R R E N T I N O C E O A N D C H A I R M A N “Santander UK has embarked on a transformation project to deliver a cuttingedge experience for our clients and nCino is a critical part of our strategy. With the nCino Bank Operating System in place, we no longer rely on siloed legacy systems that require rekeying information and result in prolonged turnaround times. Instead, we have a modern, flexible and scalable technology solution that allows us to offer our clients a faster, more efficient and more transparent onboarding and lending experience.” C H R I S FA L L I S C H I E F O P E R AT I N G O F F I C E R CO R P O R AT E & C O M M E R C I A L B A N K I N G “With nCino, we can not only provide muchneeded funding to our small business customers, but we can track in real-time how much of our pipeline is related to COVID-19, easily create automated and customized reports, make changes quickly in a constantly-evolving situation, and ensure we are always remaining compliant. The impact this software has had on our business and our customer base is significant.” B R A D T U R N E R E V P A N D C H I E F C R E D I T O F F I C E R

OUR CULTURE

nSIGHT

TRANSFORMING FINANCIAL SERVICES THROUGH INNOVATION, REPUTATION AND SPEED

TRANSFORMING FINANCIAL SERVICES THROUGH INNOVATION, REPUTATION AND SPEED

OUR COMPANY

KEY COMPANY HIGHLIGHTS

NCINO BANK OPERATING SYSTEM
A SINGLE PLATFORM FOR ONBOARDING, LOAN ORIGINATION AND ACCOUNT OPENING

HEADQUARTERS
WILMINGTON, NC, USA

1,200+
FINANCIAL INSTITUTIONS USING NCINO

~1,000
PASSIONATE EMPLOYEES ACROSS 7 GLOBAL OFFICES

KEY FINANCIAL HIGHLIGHTS

~$10B
SERVICEABLE ADDRESSABLE MARKET

147%
FY 2020 SUBSCRIPTION REVENUE RETENTION RATE[(1)]

198
CUSTOMERS PAYING > $100K LTM INCLUDING 27 > $1M

72%
LTM NON-GAAP SUBSCRIPTION GROSS MARGIN[(2)]

68%
LTM SUBSCRIPTION REVENUE GROWTH[(3)]

54%
TOTAL REVENUE COMPOUNDED ANNUAL GROWTH RATE (FY18 - LTM)

K E Y F I N A N C I A L H I G H L I G H T S Note: Fiscal year end is January 31, 2020. (1) Subscription revenue retention rate is calculated as total subscription revenues in a fiscal year from customers who purchased any of our solutions as of January 31 of the prior fiscal year, expressed as a percentage of total subscription revenues for the prior fiscal year. Year-over-year increases in subscription revenues from existing customers reflect both the effect of phased activations of originally contracted for seats as well as additional sales to these customers, net of attrition. (2) See Selected Consolidated Financial and Other Data¯Non-GAAP Financial Measure for more information. (3) Recurring or subscription revenues consist principally of fees from customers for accessing the nCino Bank Operating System and maintenance and support services that we offer under non-cancellable multi-year contracts, which typically range from three to five years. K E Y COMPA N Y H I G H L I G H T S NCINO BANK OPERATING SYSTEM A S INGL E P L AT FORM FOR ONBOARDING, L OAN ORI G I NAT ION AND ACCOUNT OPE N ING HEADQUARTERS WI LMINGTON , NC , U SA 1,200+ F INANC IAL INS T I TUT I ONS U S ING N C INO ~1000 PA S S IONAT E EMPLOY E E S ACROS S 7 G LOB A L OF F I C E S ~$10B S E RVI C E ABL E ADDRES SABL E MARKE T 72% R ECUR R ING G ROS S MARG I N(2) 198 CUS TOME RS PAY ING >$10 0 K PE R Y E AR INCLUDING 27 > $1M 54% TOTAL REVENUE COMPOUNDED ANNUAL G ROWTH R AT E 147% F Y 2020 SUBSCRI P T ION R E VENUE R E T ENT ION R AT E (1) 68% R ECUR R ING SUB SCRI P T ION RE VENUE(3) G ROWTH

You should rely only on the information contained in this document or to which we have referred you. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with information that is different than that in this document. This document may only be used in jurisdictions where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document or such other date set forth in this document, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside of the United States.

Basis of presentation

Our fiscal year ends on January 31 of each year and references in this prospectus to a fiscal year mean the year in which that fiscal year ends. Accordingly, references in this prospectus to “fiscal 2018,” “fiscal 2019,” and “fiscal 2020” refer to the fiscal year ended January 31, 2018, January 31, 2019 and January 31, 2020, respectively.

In this prospectus, when we refer to “Annual Contract Value” or “ACV” for any customer for any given period, we mean the annualized subscription fees from fully-activated subscription contracts in effect for such customers at the end of the applicable period.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” and “the Company” refer to nCino, Inc. and its subsidiaries.

nCino, Inc.

Our Mission

Our mission is to transform financial services through innovation, reputation and speed.

Overview

nCino is a leading global provider of cloud-based software for financial institutions. We empower banks and credit unions with the technology they need to meet ever-changing client expectations and regulatory requirements, gain increased visibility into their operations and performance, replace legacy systems, and operate digitally and more competitively. Our solution, the nCino Bank Operating System, digitizes, automates and streamlines inefficient and complex processes and workflow, and utilizes data analytics and artificial intelligence and machine learning (“AI/ML”) to enable financial institutions to more effectively onboard new clients, make loans and manage the entire loan life cycle, open deposit and other accounts and manage regulatory compliance. We serve financial institution customers of all sizes and complexities, including global financial institutions, enterprise banks, regional banks, community banks, credit unions and new market entrants, such as challenger banks. Our customers deploy and utilize our digital platform, which can be accessed anytime, anywhere and from any internet-enabled device, for mission critical functions across their organizations.

Built as a single, multi-tenant SaaS platform, the nCino Bank Operating System transforms the way financial institutions operate, go to market and interact with their clients, while delivering measurable return on investment by enabling them to:

•	digitally serve their clients across commercial, small business and retail lines of business,

•	improve financial results,

•	operate more efficiently,

•	manage risk and compliance more effectively, and

•	establish a data, audit and business intelligence hub.

We were founded in a bank with the goal of improving that institution’s operations and client service. Realizing the problems we were addressing were endemic to virtually all banks and credit unions, we were spun out as a separate company in late 2011 with the vision of providing a comprehensive solution to onboard clients, originate any type of loan and open any type of account on a single cloud-based platform. We initially focused the nCino Bank Operating System on transforming commercial and small business lending for community and regional banks. We introduced our solution to enterprise banks in the United States in 2014, and then internationally in 2017, and have subsequently expanded across North America, Europe and Asia-Pacific (“APAC”). Throughout this market expansion, we broadened our solution by adding functionality for retail lending, client onboarding, deposit account opening, analytics and AI/ML. Our holistic solution enables us to provide a single digital banking platform for financial institutions of all sizes on a global basis. We work with some of the world’s leading systems integrators (“SIs”) to help implement our solution, which has increased our capacity to deliver and deploy the nCino Bank Operating System and enabled us to scale more quickly.

As a native cloud platform that utilizes a single code base regardless of the size and complexity of the financial institution, the nCino Bank Operating System is highly scalable and configurable for the specific needs of each of our customers. Once implemented, our solution becomes deeply embedded in our customers’ business processes, enabling mission critical workflow across the financial institution on a single platform and allowing our customers to serve their clients without locality or access constraints. The nCino Bank Operating System connects the front, middle and back office employees of a financial institution with clients and third parties across lines of business. We deliver data analytics and AI/ML capabilities through our nCino IQ (“nIQ”) application suite to provide our customers with automation and insights into their operations, such as tools for analyzing, measuring and managing credit risk, as well as to improve their ability to comply with regulatory requirements. Fundamental elements of the nCino Bank Operating System are built on the Salesforce platform (the “Salesforce Platform”), which allows us to focus our product development efforts on building deep vertical functionality specifically for banks and credit unions while leveraging the Salesforce Platform’s global infrastructure, reliability and scalability.

We offer the nCino Bank Operating System on a subscription basis pursuant to non-cancellable multi-year contracts that typically range from three to five years, and we employ a “land and expand” business model. Our initial deployment with a customer generally focuses on implementing a client onboarding, loan origination and/or deposit account opening application in a specific line of business within the financial institution, such as commercial, small business or retail. The nCino Bank Operating System is designed to scale with our customers and once our solution is deployed, we seek to have our customers expand adoption within and across lines of business. The nCino Bank Operating System leverages common data sets and functionality across applications, which optimizes and accelerates the deployment of our solution throughout a financial institution.

The nCino Bank Operating System serves a large addressable market opportunity globally as financial institutions make significant investments in information technology (“IT”) applications and infrastructure, with demand for cloud-based solutions in banking continuing to grow. According to Gartner, banking had the highest global enterprise IT spending of all industries with approximately $376 billion spent in 2018. Based on our internal analysis and experience, we estimate the current serviceable market for the nCino Bank Operating System to be greater than $10 billion.

nCino has a diverse customer base ranging from global financial institutions, such as Bank of America, Barclays, Santander Bank and TD Bank, to enterprise banks, such as KeyBank, Allied Irish Bank, Truist Bank and US Bank, to regional and community banks, such as ConnectOne Bank, IBERIABANK, Pacific Western Bank and Coastal States Bank, to credit unions, such as Corning Credit Union, Navy Federal Credit Union, SAFE Credit Union and Wright-Patt Credit Union, to new market entrants, such as challenger banks like B-North, DBT Företagslån, Recognise Financial and Secure Trust Bank. These companies represent a cross-section of global financial institutions, enterprise banks, regional and community banks, credit unions and challenger banks, and each of these customers represents a substantial level of ACV in its respective category.

As of July 31, 2020, we had over 305 financial institutions that utilized the nCino Bank Operating System for client onboarding, loan origination and/or deposit account opening, of which 198 each generated more than $100,000 in subscription revenues for the twelve months ended July 31, 2020. In addition, we have over 920 financial institutions that use the portfolio analytics solution we acquired with the Visible Equity acquisition in fiscal 2020, which is now part of nIQ. In total, we had over 1,225 financial institution customers as of July 31, 2020. For fiscal 2020, we had a subscription revenue retention rate of 147%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Operating Results—Subscription Revenue Retention Rate” for additional information on subscription revenue retention rates.

Our business has achieved rapid growth since its inception. We plan to continue investing in expanding the breadth and depth of the nCino Bank Operating System and expanding internationally. We believe our product development and global expansion initiatives will continue to drive revenue and customer growth. Our total revenues were $138.2 million, $91.5 million and $58.1 million for fiscal 2020, 2019 and 2018, respectively, representing a 54.2% compound annual growth rate. We also had recurring, subscription-based revenues of $103.3 million, $64.5 million and $38.0 million for fiscal 2020, 2019 and 2018, respectively, representing a 64.7% compound annual growth rate. Net losses attributable to nCino for fiscal 2020, 2019 and 2018 were $27.6 million, $22.3 million and $18.6 million, respectively. For the six months ended July 31, 2020 and 2019, our total revenues were $93.5 million and $61.8 million, respectively, representing a 51.2% annual growth rate, and our subscription revenues were $74.2 million and $44.1 million, respectively, representing a 68.1% annual growth rate. We had net losses attributable to nCino of $19.4 million and $11.9 million for the six months ended July 31, 2020 and 2019, respectively.

Industry Background

With more than 28,000 financial institutions worldwide, banking is one of the largest and most complex industries in the global economy and is characterized by intense competition between incumbent financial institutions, as well as with new challenger banks and non-bank lenders. This competitive environment, combined with high levels of regulatory oversight and persistently low interest rates over the last several years, can make executing and delivering favorable financial results difficult for financial institutions. Furthermore, technologies like social media, mobile and online commerce are challenging financial institutions to engage with clients and employees more efficiently, intelligently and transparently through new channels. In response to these challenges, many financial institutions have embarked on digital transformations, investing in technology to make their operations more client focused, automated and agile. The most forward-thinking financial institutions are going a step further by adopting modern predictive analytics and AI/ML to become more truly data-driven organizations.

Financial Institution Clients Increasingly Demand a Seamless, Modern and Transparent Experience

Evolving client expectations are driving the need for change across financial services. Today, a typical client expects to interact with a financial institution in a myriad of ways, from visiting a branch to logging in remotely from a variety of devices. These clients increasingly value a consistent and seamless experience across these diverse channels. According to a 2019 PricewaterhouseCoopers (“PwC”) survey, there has been a 21% increase since 2015 in consumers who use financial institutions that place more importance on experiential factors than interest rates. Additionally, this survey notes that 35% of clients choose their financial institution based on ease of use and client service. Financial institutions, which have historically required clients to adapt to the institution’s operating structure, must increasingly adapt their operating structures to the needs of their clients. This transformation requires a flexible, scalable, agile and secure technology platform. According to a 2018 Accenture survey, 74% of bank operation leaders say that client experience is their top strategic priority, yet 69% believe they are not optimizing their data and capabilities to improve the client journey, with legacy environments most frequently cited as the greatest barrier to change.

Digital Transformation is Driving Financial Institution Technology Spend Even Higher

Financial institutions spend more on technology than any other industry and digital transformation is expected to accelerate this trend. According to a 2018 EY survey, 85% of banks are currently undertaking digital transformations to modernize their businesses and 60% of banks planned to increase their technology budgets by at least 10% over the next 12 months. While cloud computing is a key enabler of digital transformation, financial institutions have historically been slow to adopt cloud computing out of concerns over stability, security and control. As a result, financial institutions are generally in the early stages of their transition to the cloud, and accessing a highly reliable and secure platform for 24/7/365 “anywhere” operations is becoming increasingly important. In the 2018 EY survey, 60% to 80% of global banks said they planned to increase investment in cloud technology over the next three years. Additionally, according to a 2018 Celent report, financial services firms are expected to progressively abandon private data centers and triple the amount of data they upload to the cloud over the next three years.

Financial Institutions Face Increased Regulatory Scrutiny

Financial institutions are facing ever increasing regulatory requirements. The Dodd-Frank Wall Street Reform and Consumer Protection Act, the Basel capital requirement standards and the Current Expected Credit Loss (“CECL”) accounting standard have imposed stringent regulations pertaining to capital and leverage ratios and how financial institutions are required to estimate allowances for credit losses. Additionally, increased privacy regulations, such as the European Union’s General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”), have imposed tougher data protection requirements. According to a Thomson Reuters report, compliance costs for financial institutions have increased 13% year over year since 2017 and the cost of non-compliance can be material. The overhang of this and other regulation is driving increased demand for technology solutions to help financial institutions standardize processes, enhance visibility, ease the burden of regulatory exams and ultimately reduce compliance costs.

The Shift to Automation and Data-Driven Banking

To accelerate digital transformation, financial institutions are focusing their technology investments on automation, actionable intelligence, predictive analytics and AI/ML.

•

Automation. Financial institutions are marrying digital technologies and data to modernize and automate what were traditionally manual processes. The automation opportunity is an institution-wide mandate where dynamic data models are increasingly being used to monitor business processes and automate tasks and decisions to drive organizational efficiency, scalability and speed.

•

Actionable Intelligence. Actionable intelligence technology offers the ability to synthesize disparate data sets into unified reportable information and provides a recommended course of action to make more informed real-time decisions.

•

Predictive Analytics. Predictive analytics use cases in financial services include predicting fraud, modeling risk, personalizing marketing, predicting client lifetime value, segmenting clients, enabling recommendation engines, predicting loan defaults and improving client support. The financial and operational benefits of these use cases can be substantial.

•

AI/ML. AI/ML can be used to continually improve operating results by, for example, modeling credit exposure and estimating the impact of a downturn on a financial institution’s portfolios. Other AI/ML use cases in financial services include streamlining credit decisions, preventing fraud and providing personalized services. According to a 2018 Accenture report, AI/ML will allow banks to save 20% to 25% across IT operations, infrastructure, maintenance and operations.

Benefits of the nCino Bank Operating System

The nCino Bank Operating System is a single, multi-tenant cloud platform that digitizes client onboarding, loan origination and deposit account opening across commercial, small business and retail lines of business. Our solution streamlines employee, client and third-party interactions and drives increased profitability, efficiency, transparency and regulatory compliance across a financial institution. The nCino Bank Operating System was designed by bankers who understand how financial institutions operate and delivers a significant and measurable return on investment by enabling them to:

•

Digitally Serve Their Clients Across Commercial, Small Business and Retail Lines of Business. The nCino Bank Operating System delivers a seamless experience across devices, channels and products, enabling a unified digital relationship between a financial institution, its employees, clients and third parties, such as appraisers, lawyers and regulators. This empowers financial institution employees to be more efficient and effective, and enhance relationships with their clients. Additionally, because nCino is cloud native, these employees are able to work from the office or remotely 24/7/365.

•

Improve Financial Results. Our customers leverage nCino’s capabilities to drive revenue growth by digitally expanding their brand presence and reach, increasing access and convenience for their employees and clients, delivering new products to grow client wallet share, and improving client satisfaction and retention. Our SaaS platform can reduce total cost of ownership by eliminating redundant legacy systems and simplifying our customers’ internal information technology landscape. The nCino Bank Operating System increases transparency at all organizational levels across lines of business, enabling our customers to measure their operations and performance more effectively.

•

Operate More Efficiently. Utilizing the nCino Bank Operating System’s automation, workflow and digitization capabilities allows financial institutions and their employees to focus on value-add work, reduce time spent on clearing exceptions, reduce duplicative data entry and data rekeying, help eliminate manual processes, decrease the use of paper files and accelerate document collection.

•

Manage Risk and Compliance More Effectively. The nCino Bank Operating System helps financial institutions reduce regulatory, credit and operational risk through workflow and automation, data reporting, standardized risk rating calculations and financial modeling. For example, the content management, automated workflow and digital audit trail and snapshot functionality within the nCino Bank Operating System helps our customers more effectively and efficiently prepare for regulatory examinations.

•

Establish a Data, Audit and Business Intelligence Hub. With an open application program interface (“API”) technology framework and integrations with third-party data sources, financial institutions can use the nCino Bank Operating System to augment their client and operational data and create a paperless centralized data hub that enhances data-driven decision-making. This centralized hub enables data to be more easily accessed, modeled and analyzed to help deliver greater operational, portfolio and financial intelligence, a more complete client view, improved compliance monitoring and metrics, as well as the opportunity to more successfully leverage AI/ML.

Our Competitive Advantages

We believe our position as a leading global provider of cloud banking software for financial institutions is built on a foundation of the following strengths:

•

Built by Bankers for Bankers. Our company was started by banking professionals who recognized the need for a single cloud platform to address the endemic challenges faced by financial institutions. This heritage is the foundation of our deep banking domain expertise, which differentiates us and continues to drive our strategy to design software that addresses the unique challenges of our financial institution customers globally.

•

Cloud Banking Technology Pioneer and Market Leader. The nCino Bank Operating System was developed from inception as a native cloud application and we believe our over eight year track record of technology innovation in digitally transforming financial institutions distinguishes us in the market. As a first mover in this sector, we have developed trusted relationships and a reputation for successfully implementing our solution with financial institutions of all sizes in multiple geographies.

•

Single SaaS Platform. We deliver a single SaaS platform that spans business lines and replaces point and other legacy technology solutions for client onboarding, loan origination and deposit account opening. This approach allows financial institutions to leverage common data sets and workflow across lines of business, providing a consistent and engaging digital experience for employees and clients and a more comprehensive view of client relationships.

•

Measurable Return on Investment. The nCino Bank Operating System provides quantifiable results for our customers, including increased client growth and retention, loan volume and efficiency and reduced loan closing times, policy exceptions and operating costs. Our solution empowers our customers with data driven, real-time insights into their business performance, enabling them to better measure and manage their operations.

•

Empowering the Intelligent Enterprise. Through our nIQ applications, we leverage analytics and AI/ML to help financial institutions become more predictive, personalized and proactive. nIQ automates data extraction and analysis, allowing our customers to focus on more value-add activities, and employs predictive analytics to, for example, assist in understanding risk and fair lending compliance. nIQ drives personalized experiences by embedding actionable information throughout the nCino Bank Operating System, which enables our customers to make more informed decisions in real time at the point of production.

•

Award-Winning Culture. We are in the business of fundamentally changing the way financial institutions operate. To transform an industry, we believe it is essential to have a company culture that not only empowers its employees to challenge the status quo, but also emboldens them to drive change and have a passion for customer success. For these reasons, we have built nCino with a cultural foundation based on our six core values: Bring Your A-Game, Do the Right Thing, Respect Each Other, Make Someone’s Day, Have Fun and Be a Winner! We believe our culture is the foundation for the successful execution of our strategy and, as a result, is a critical strength of our organization. In recognition of our continued focus on employee engagement, satisfaction and culture, we have received numerous awards, including being named the 2019 #1 Best Place to Work in Financial Technology by American Banker.

How nCino Will Grow

We intend to continue growing our business by executing on the following strategies:

•

Expand Within and Across our Existing Customers. We believe there is a significant opportunity to further expand within our existing customer base both vertically within business lines and horizontally across business lines. As an example, we formally launched our solution in retail lending in May 2018 and, as of August 31, 2020, we had 40 customers contracted to use both our commercial and retail loan origination applications. Our revenues from existing customers continue to grow as additional users are added, creating strong customer cohort dynamics.

•

Expand our Customer Base. We believe the global market for cloud banking is large and underserved. With banks and credit unions needing to replace legacy point products with more efficient technology and banking services continuing to shift to digital, we believe there is a significant opportunity to deliver our solution and expand our customer base to financial institutions of all sizes and complexities around the world. Currently deployed in 10 countries, we have made significant investments to expand our presence in Europe, the Middle East and Africa (“EMEA”) and APAC, and our solution can currently support over 120 languages and over 140 currencies. We promote sales in North America out of our offices in the United States and Canada, in APAC out of our offices in Australia and Japan, and in EMEA out of our office in the United Kingdom (“UK”). For fiscal 2020 and the six months ended July 31, 2020, revenues generated in countries outside the United States were 8.0% and 9.6%, respectively, of our total revenues.

•

Continue Strengthening and Extending our Product Functionality. We plan to extend the depth and breadth of the nCino Bank Operating System’s client onboarding, loan origination and deposit account opening functionality across lines of business, while further enhancing its international capabilities. Additionally, we plan to continue to develop our portfolio analytics and credit modeling capabilities as well as our AI/ML capabilities through automation, predictive analytics, digital assistant services and data source integration. These innovations will further reduce the human resources required for routine but time-consuming tasks, allowing our customers’ employees the ability to spend more time on value creating activities. By continuing to expand the functionality of the nCino Bank Operating System, we can further help our customers improve financial results, operate more efficiently, manage risk and compliance more effectively, and establish a data, audit and business intelligence hub.

•

Foster and Grow our SI and Technology Ecosystem. We have developed strong relationships with a number of leading SIs, including Accenture, Deloitte, PwC and West Monroe Partners, that increase our capacity to onboard new customers and implement the nCino Bank Operating System, extend our global reach and drive increased market awareness of our company and solution. To date, over 1,500 SI consultants have completed our training program to implement the nCino Bank Operating System. Through the open architecture of the nCino Bank Operating System, an increasing number of third-party technology partners, including DocuSign, Equifax, Experian, TransUnion, IDology, LexisNexis, OneSpan and The Risk Management Association, are integrated with our solution.

•

Selectively Pursue Strategic Transactions. In addition to developing our solution organically, we may selectively pursue acquisitions, joint ventures or other strategic transactions. We expect these transactions to focus on innovation to help strengthen and expand the functionality and features of the nCino Bank Operating System and/or expand our global presence. For example, in fiscal 2020 we acquired Visible Equity and FinSuite as part of our strategy to build out our nIQ capabilities and we established our nCino K.K. joint venture to facilitate our entry into the Japanese market.

Risks Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future;

•	We have a history of operating losses and may not achieve or sustain profitability in the future;

•	If we are unable to attract new customers or continue to broaden our existing customers’ use of our solution, our revenue growth will be adversely affected;

•

If the market for cloud-based banking technology develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our results of operations would be adversely affected;

•	We may not be able to sustain our revenue growth rate in the future;

•	Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business;

•	We may not accurately predict the long-term rate of customer subscription renewals or adoption of our solution, or any resulting impact on our revenues or operating results;

•

A breach of our security measures or those we rely on could result in unauthorized access to customer or their clients’ data, which may materially and adversely impact our reputation, business, financial condition and results of operations;

•	Fundamental elements of the nCino Bank Operating System are built on the Salesforce Platform and we rely on our agreement with salesforce.com (“Salesforce”) to provide our solution to our customers;

•

Privacy and data security concerns, data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of the nCino Bank Operating System and adversely affect our business and results of operations;

•	Uncertain or weakened economic conditions, including as a result of the recent novel coronavirus (“COVID-19”) outbreak, may adversely affect our industry, business and results of operations;

•	Because we recognize subscription revenues over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods;

•

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected;

•

We derive all of our revenues from customers in the financial services industry, and any downturn or decrease in technology spend in the financial services industry could adversely affect our business;

•

The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and results of operations; and

•

Based on the total number of shares of our common stock outstanding as of July 31, 2020, prior to the completion of this offering, entities affiliated with Insight Partners and Salesforce hold 41.7% and 11.8% of our total outstanding common stock, respectively, and as such, the influence of public stockholders over significant corporate actions is limited. In addition, we rely on Salesforce, our second largest stockholder, for the Salesforce Platform upon which the nCino Bank Operating System is built and for the operation of datacenters we use.

Corporate Information

We were organized in the state of North Carolina in late 2011, and incorporated in Delaware in 2013. Our principal executive offices are located at 6770 Parker Farm Drive, Wilmington, North Carolina 28405, and our telephone number is (888) 676-2466. Our website address is www.ncino.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

nCino and other trademarks or service marks of nCino, Inc. appearing in this prospectus are the property of nCino, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate that we will not assert our rights in these trademarks, service marks and trade names.

Emerging Growth Company

We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We may take advantage of certain exemptions from various public reporting requirements, including that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to take advantage of the foregoing exemptions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (1) January 31, 2026; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

See the section titled “Risk Factors—Risks Relating to Ownership of Our Common Stock—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” for additional information.

THE OFFERING

Common stock offered by the selling stockholders	6,706,944 shares

Option to purchase additional shares from certain selling stockholders	1,006,041 shares

Use of proceeds	The selling stockholders will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of the shares of common stock in this offering. For more information on our selling stockholders see “Principal and Selling Stockholders.”

Nasdaq Global Select Market trading symbol	“NCNO”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 91,122,356 shares of our common stock outstanding as of July 31, 2020 and excludes:

•	7,464,094 shares of common stock issuable upon exercise of options outstanding as of July 31, 2020, at a weighted-average exercise price of $5.48 per share under our existing equity plans;

•	2,041,093 shares of common stock issuable upon vesting of restricted stock unit (“RSU”) awards as of July 31, 2020 at a weighted-average grant date fair value of $20.84 per share;

•	17,500 shares of vested RSUs that were not issued and outstanding as of July 31, 2020 at a weighted-average grant date fair value of $20.00 per share;

•	13,480,341 shares of common stock reserved for future issuance as of July 31, 2020 under our 2019 Equity Incentive Plan, as amended and restated (“2019 Incentive Plan”);

•	1,800,000 shares of common stock reserved for issuance as of July 31, 2020 under our 2020 Employee Stock Purchase Plan (the “ESPP”); and

•	5,750 shares issuable upon vesting of RSU awards granted after July 31, 2020, at a weighted-average grant date fair value of $76.48 under our 2019 Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no issuance or exercise of outstanding options after July 31, 2020;

•	no issuance or settlement of outstanding RSUs after July 31, 2020; and

•	no exercise of the underwriters of their option to purchase up to an additional shares of our common stock from certain selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial data. The summary consolidated statement of operations data for the fiscal years ended January 31, 2018, 2019 and 2020 are each derived from our audited financial statements appearing elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended July 31, 2019 and 2020, and the summary consolidated balance sheet data as of July 31, 2020, are each derived from our unaudited financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial and other data in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
($ In thousands, except share and per share amounts)
Revenues:
Subscription revenues	$38,048	$64,458	$103,265	$44,142	$74,182
Professional services revenues	20,094	27,076	34,915	17,672	19,295

Total revenues	58,142	91,534	138,180	61,814	93,477
Cost of revenues(1):
Cost of subscription revenue	12,581	19,995	31,062	13,585	22,019
Cost of professional services revenue	17,890	26,456	33,008	15,223	19,434

Total cost of revenue	30,471	46,451	64,070	28,808	41,453

Gross profit	27,671	45,083	74,110	33,006	52,024
Operating expenses(1):
Sales and marketing	20,954	31,278	44,440	18,468	27,852
Research and development	16,559	22,230	35,304	15,638	26,257
General and administrative	8,933	14,791	22,536	10,339	17,879

Total operating expenses	46,446	68,299	102,280	44,445	71,988

Loss from operations	(18,775)	(23,216)	(28,170)	(11,439)	(19,964)
Non-operating income (expense):
Interest income	260	1,193	988	583	211
Other	(24)	(89)	33	(727)	597

Loss before income tax expense	(18,539)	(22,112)	(27,149)	(11,583)	(19,156)
Income tax expense	50	194	586	338	400

Net loss	(18,589)	(22,306)	(27,735)	(11,921)	(19,556)
Net loss attributable to non-controlling interest	—	—	(141)	—	(408)
Adjustment attributable to non-controlling interest	—	—	—	—	267

Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)	$(11,921)	$(19,415)

Net loss per share attributable to nCino, Inc.:
Basic and diluted	$(0.27)	$(0.30)	$(0.35)	$(0.16)	$(0.23)

Weighted average number of common shares outstanding:
Basic and diluted	68,290,570	74,593,709	78,316,794	76,206,900	83,112,132

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
($ In thousands)
Cost of subscription revenues	$229	$243	$277	$137	$303
Cost of professional services revenues	1,128	1,244	1,240	623	2,548
Sales and marketing	940	1,078	1,260	607	3,661
Research and development	1,070	1,056	1,245	611	3,340
General and administrative	459	474	1,723	1,623	4,468

Total stock-based compensation expense	$3,826	$4,095	$5,745	$3,601	$14,320

Consolidated Balance Sheet Data

As of July 31, 2020
(In thousands)
Cash and cash equivalents	$388,191
Total assets	533,799
Total liabilities	101,925
Accumulated deficit	(140,072)
Total stockholders’ equity	427,490

The following table reconciles Non-GAAP Operating Loss to Loss from Operations, the most directly comparable financial measure, calculated and presented in accordance with GAAP (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
Non-GAAP financial measure (in thousands)
GAAP Loss from Operations	$(18,775)	$(23,216)	$(28,170)	$(11,439)	$(19,964)
Adjustments
Amortization of Intangible Assets	—	—	1,748	177	1,592
Stock-based Compensation Expense	3,826	4,095	5,745	3,601	14,320

Total Adjustments	3,826	4,095	7,493	3,778	15,912

Non-GAAP Operating Loss(1)	$(14,949)	$(19,121)	$(20,677)	$(7,661)	$(4,052)

(1)	See “Selected consolidated financial data—Non-GAAP financial measure” for additional information.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business and Industry

We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

As a result of our limited operating history, our ability to forecast our future operating results, including revenues, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We began operations in late 2011 and have experienced net losses since inception. We generated net losses attributable to nCino of $18.6 million, $22.3 million, $27.6 million, and $19.4 million for the fiscal years ended January 31, 2018, 2019 and 2020, and the six months ended July 31, 2020, respectively. We had an accumulated deficit of $140.1 million at July 31, 2020. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant resources to support further growth and extend the functionality of the nCino Bank Operating System, expand our sales and product development headcount, increase our marketing activities and grow our international operations. We will also face increased costs associated with growth, the expansion of our customer base and the costs of being a public company. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenues enough to offset our increased operating expenses. We expect to incur losses for the foreseeable future as we continue to invest in product development, and we cannot predict whether or when we will achieve or sustain profitability. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

If we are unable to attract new customers or continue to broaden our existing customers’ use of our solution, our revenue growth will be adversely affected.

To increase our revenues, we will need to continue to attract new customers and succeed in having our current customers expand the use of our solution across their institution. For example, our revenue growth strategy includes increased penetration of markets outside the United States as well as selling our retail applications to existing and new customers, and failure in either respect would adversely affect our revenue growth. In addition, for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us on the same or more favorable terms to us when their existing subscription term expires. Our revenue growth rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction with our solution, decreases in the number of users at our customers, changes in the type and size of our customers, pricing changes, competitive conditions, the loss of our customers to other companies and general economic conditions. Our customers may also require fewer subscriptions for our solution as its use may enable them to operate more efficiently over time. Therefore, we cannot assure you that our current customers will renew or expand their use of our solution. If we are unable to sign new customers or retain or attract new business from current customers, our business and results of operations may be materially and adversely affected.

If the market for cloud-based banking technology develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our results of operations would be adversely affected.

Use of, and reliance on, cloud-based banking technology is still at an early stage and we do not know whether financial institutions will continue to adopt cloud-based banking technology such as the nCino Bank Operating System in the future, or whether the market will change in ways we do not anticipate. Many financial institutions have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our solution. Furthermore, these financial institutions may be reluctant, unwilling or unable to use cloud-based banking technology due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial institutions to choose not to adopt cloud-based banking technology such as ours or to adopt them more slowly than we anticipate, either of which would adversely affect us. Our future success also depends on our ability to sell additional applications and functionality, such as nIQ, to our current and prospective customers. As we create new applications and enhance our existing solution, these applications and enhancements may not be attractive to customers. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If financial institutions are unwilling or unable to transition from their legacy systems, or if the demand for our solution does not meet our expectations, our results of operations and financial condition will be adversely affected.

We may not be able to sustain our revenue growth rate in the future.

Our revenues increased from $58.1 million for fiscal 2018 to $91.5 million for fiscal 2019 to $138.2 million for fiscal 2020, and from $61.8 million for the six months ended July 31, 2019 to $93.5 million for the six months ended July 31, 2020. We may not be able to sustain revenue growth consistent with our recent history, if at all. Our revenue growth in recent periods may not be indicative of our future performance. Furthermore, to the extent we grow in future periods, maintaining consistent rates of revenue growth may be difficult. Our revenue growth may also slow or even reverse in future periods due to a number of factors, which may include slowing demand for our solution, increasing competition, decreasing growth of our overall market, the impact of COVID-19, our inability to attract and retain a sufficient number of financial institution customers, concerns over data security, our failure, for any reason, to capitalize on growth opportunities or general economic conditions. If we are unable to maintain consistent revenue growth, the price of our common stock could be volatile and it may be difficult for us to achieve and maintain profitability.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future and, accordingly, period-to-period comparisons of our results of operations may not be meaningful. Thus, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully or accurately reflect the underlying performance of our business. For example, while subscriptions with our customers include multi-year non-cancellable terms, in a limited number of contracts, customers have an option to buy out of the contract for a specified termination fee. If such customers exercise this buy-out option, or if we negotiate an early termination of a contract at a customer’s request, any termination fee would be recognized in full at the time of termination, which would favorably affect subscription revenues in that period and unfavorably affect subscription revenues in subsequent periods. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

•	our ability to retain current customers or attract new customers;

•	the activation, delay in activation or cancellation of large blocks of users by customers;

•	the timing of recognition of professional services revenues;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	acquisitions of our customers, to the extent the acquirer elects not to continue using our solution or reduces subscriptions to it;

•	customer renewal rates;

•	increases or decreases in the number of users licensed or pricing changes upon renewals of customer contracts;

•	network outages or security breaches;

•	general economic, industry and market conditions (particularly those affecting financial institutions);

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in sales of our solution, which have historically been highest in the fourth quarter of our fiscal year;

•

the timing and success of new product introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

We may not accurately predict the long-term rate of customer subscription renewals or adoption of our solution, or any resulting impact on our revenues or operating results.

Our customers have no obligation to renew their subscriptions for our solution after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew for fewer users or on less favorable pricing terms. Since the average initial term of our customer agreements is three to five years, and we only began selling our solution in 2012, we have limited historical data with respect to rates of customer subscription renewals and cannot be certain of anticipated renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our pricing or our solution or their ability to continue their operations or spending levels. If our customers do not renew their subscriptions for our solution on similar pricing terms, our revenues may decline and our business could suffer.

Additionally, as the markets for the nCino Bank Operating System develop, we may be unable to attract new customers based on the same subscription model that we have used historically. Moreover, large or influential financial institution customers may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices or accept other unfavorable contract terms, any of which could adversely affect our revenues, gross margin, profitability, financial position and/or cash flow.

A breach of our security measures or those we rely on could result in unauthorized access to customer or their clients’ data, which may materially and adversely impact our reputation, business and results of operations.

Certain elements of our solution, particularly our analytics applications, process and store personally identifiable information (“PII”) such as banking and personal information of our customers’ clients, and we may also have access to PII during various stages of the implementation process or during the course of providing customer support. Furthermore, as we develop additional functionality, we may gain greater access to PII. We maintain policies, procedures and technological safeguards designed to protect the confidentiality, integrity and availability of this information and our information technology systems. However, we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of PII or other security events that impact the integrity or availability of PII or our systems and operations, or the related costs we may incur to mitigate the consequences from such events. Further, the nCino Bank Operating System is a flexible and complex software solution and there is a risk that configurations of, or defects in, the solution or errors in implementation could create vulnerabilities to security breaches. There may be unlawful attempts to disrupt or gain access to our information technology systems or the PII or other data of our customers or their clients that may disrupt our or our customers’ operations. In addition, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our solution to our customers and their clients, we rely heavily on the data security technology practices and policies adopted by these third-party providers. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our solution.

Cyberattacks and other malicious internet-based activity continue to increase and evolve, and cloud-based providers of products and services have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, employee theft or misuse and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Current or future criminal capabilities, discovery of existing or new vulnerabilities, and attempts to exploit those vulnerabilities or other developments, may compromise or breach our systems or solution. In the event our or our third-party providers’ protection efforts are unsuccessful and our systems or solution are compromised, we could suffer substantial harm. A security breach could result in operational disruptions, loss, compromise or corruption of customer or client data or data we rely on to provide our solution, including our analytics initiatives and offerings that impair our ability to provide our solution and meet our customers’ requirements resulting in decreased revenues and otherwise materially negatively impacting our financial results. Also, our reputation could suffer irreparable harm, causing our current and prospective customers to decline to use our solution in the future. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and protection technologies, and defending against and resolving legal and regulatory claims, all of which could be costly and divert resources and the attention of our management and key personnel away from our business operations.

Federal and state regulations may require us or our customers to notify individuals of data security incidents involving certain types of personal data or information technology systems. Security compromises experienced by others in our industry, our customers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our solution or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business and results of operations.

In addition, some of our customers contractually require notification of data security compromises and include representations and warranties in their contracts with us that our solution complies with certain legal and technical standards related to data security and privacy and meets certain service levels. In certain of our contracts, a data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a customer’s right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, there can be no assurance that such limitations of liability would be adequate. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that our insurers will not deny or attempt to deny coverage as to any future claim. The successful assertion of one or more claims against us, the inadequacy or denial of coverage under our insurance policies, litigation to pursue claims under our policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could materially and adversely affect our business and results of operations.

Fundamental elements of the nCino Bank Operating System are built on the Salesforce Platform and we rely on our agreement with Salesforce to provide our solution to our customers.

Fundamental elements of the nCino Bank Operating System, including our client onboarding, loan origination and deposit account opening applications, are built on the Salesforce Platform and we rely on our agreement with Salesforce to use the Salesforce Platform in conjunction with our solution, including for hosting infrastructure and data center operations. Any termination of our relationship with Salesforce would result in a materially adverse impact on our business model.

Our agreement with Salesforce (the “Salesforce Agreement”) expires on June 19, 2027, unless earlier terminated by either party in the event of the other party’s material breach, bankruptcy, change in control in favor of a direct competitor, or intellectual property infringement, and automatically renews for additional one-year periods thereafter unless notice of non-renewal is provided. If we are unable to renew our agreement with Salesforce, there would be, absent a termination for cause, a wind-down period during which existing customers would be able to continue using the nCino Bank Operating System in conjunction with the Salesforce Platform, but we would be unable to provide our solution to new customers and could be limited in our ability to allow current customers to add additional users. In addition, if we are unable to renew our agreement with Salesforce, our customers would need to obtain a separate subscription from Salesforce in order to access the nCino Bank Operating System. This could cause a significant delay in the time required to enter into agreements with customers, place us and our customers at a disadvantage in negotiating with Salesforce, and lead customers not to renew or enter into agreements with us. We also cannot assure you that the pricing or other terms in any renewal with Salesforce would be favorable to us, and if not, our business and operating results may be materially and adversely affected.

In addition, Salesforce has the right to terminate its agreement with us in certain circumstances, including in the event of a material breach of the agreement by us. If Salesforce terminates our agreement for cause, it would not be required to provide the wind-down period described above. We are also required to indemnify Salesforce for claims made against Salesforce by a third party alleging that the nCino Bank Operating System infringes the intellectual property rights of such third party.

An expiration or termination of our agreement with Salesforce would cause us to incur significant time and expense to acquire rights to, or develop, a replacement solution and we may not be successful in these efforts, which could cause the nCino Bank Operating System to become obsolete. Even if we were to successfully acquire or develop a replacement solution, some customers may decide not to adopt the solution and may, as a result, decide to use a different product. If we were unsuccessful in acquiring or developing a replacement solution or acquire or develop a replacement solution that our customers do not adopt, our business, results of operations and brand would be materially and adversely affected.

Furthermore, there are no exclusivity arrangements in place with Salesforce that would prevent them from developing their own offerings that compete directly with ours, acquiring a company with offerings similar to ours, or investing greater resources in our competitors. While we believe our relationship with Salesforce is strong, Salesforce competing with us could materially and adversely affect our business and results of operations.

Privacy and data security concerns, data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of the nCino Bank Operating System and adversely affect our business and results of operations.

Personal privacy, information security, and data protection are significant issues in the United States, the European Union (“EU”) and a number of other jurisdictions where we offer the nCino Bank Operating System. The regulatory framework governing the collection, processing, storage and use of certain information, particularly financial and other PII, is rapidly evolving. Any failure or perceived failure by us to comply with applicable privacy, security or data protection laws, regulations or industry standards may materially and adversely affect our business and results of operations.

We expect that there will continue to be new proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions in which we operate. For example, California enacted the CCPA which went into effect in January 2020 and, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information, as well as the right to opt-out of certain sales of personal information. The CCPA was enacted in June 2018, amended in September 2018, amended again in September 2019, and several bills to amend the CCPA further are pending. Draft regulations were issued in October 2019 and revised several times before a final version was submitted and approved in July 2020. Additionally, a referendum called the California Privacy Rights Act will be on the California ballot in November 2020 and may replace the CCPA and further expand upon consumer data privacy rights. It remains unclear what, if any, modifications will be made to the CCPA or how those modifications will be interpreted or enforced. The CCPA or similar legislation may require us to modify our practices and policies and incur substantial costs and expenses in an effort to comply or respond to further changes to laws or regulations. Similarly, the European Commission adopted the GDPR, which became fully effective on May 25, 2018, and imposes similarly complex and stringent data protection requirements with regard to the processing of EU PII. Violations of the GDPR carry penalties of up to 4% of gross annual turnover. In July 2020, the Court of Justice of the European Union (“CJEU”) issued a decision that invalidated the EU-U.S. Privacy Shield Framework as set forth by the U.S. Department of Commerce that provided one basis for the transfer of personal data from the European Union to the United States under the GDPR. The CJEU decision also requires additional safeguards be considered for the use of standard contractual clauses. nCino participates in and has certified to the EU-U.S. Privacy Shield Framework. Additional GDPR interpretations and guidance have been and may continue to be issued related to the recent CJEU decision, as well as with regard to the GDPR and other European data protection requirements, including the ePrivacy Directive. These evolving legal and regulatory requirements may require us to modify our practices and policies and incur substantial costs and expenses in an effort to comply or to adjust to changes in the law or EU member state implementing legislation.

We cannot yet fully determine the impact these or future laws, rules and regulations may have on our business or operations. Any such laws, rules and regulations may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of information including financial and PII, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve.

Any failure or perceived failure by us, or any third parties with which we do business, to comply with these laws, rules and regulations, or with other obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business and results of operations.

Uncertain or weakened economic conditions, including as a result of COVID-19, may adversely affect our industry, business and results of operations.

Our overall performance depends on economic conditions, which may be challenging at various times in the future. Financial developments seemingly unrelated to us or our industry may adversely affect us. Domestic and international economies have from time-to-time been impacted by falling demand for a variety of goods and services, tariffs and other trade issues, threatened sovereign defaults and ratings downgrades, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. For example, COVID-19 has created and may continue to create significant uncertainty in global financial markets and the long-term economic impact of COVID-19 is highly uncertain. We cannot predict the timing, strength or duration of the current or any future potential economic slowdown in the United States or globally. These conditions affect the rate of technology spending generally and could adversely affect our customers’ ability or willingness to purchase the nCino Bank Operating System, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could adversely affect our results of operations.

Because we recognize subscription revenues over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods.

We generally recognize subscription revenues ratably over the terms of our customer contracts, which typically range from three to five years. Most of the subscription revenues we report each quarter are derived from the recognition of deferred revenue relating to subscriptions activated in previous quarters. Consequently, a reduction in activated subscriptions in any single quarter may only have a small impact on our revenues for that quarter. However, such a decline will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our solution may not be reflected in our results of operations until future periods.

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected.

We believe our corporate culture is one of our fundamental strengths, as we believe it enables us to attract and retain top talent and deliver superior results for our customers. As we grow, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

We derive all of our revenues from customers in the financial services industry, and any downturn or consolidation or decrease in technology spend in the financial services industry could adversely affect our business.

All of our revenues are derived from financial institutions whose industry has experienced significant pressure in recent years due to economic uncertainty, low interest rates, liquidity concerns and increased regulation. In the past, financial institutions have experienced consolidation, distress and failure. It is possible these conditions may reoccur. If any of our customers merge with or are acquired by other entities, such as financial institutions that have internally developed banking technology solutions or that are not our customers or use our solution less, we may lose business. Additionally, changes in management of our customers could result in delays or cancellations of the implementation of our solution. It is also possible that the larger financial institutions that result from business combinations could have greater leverage in negotiating price or other terms with us or could decide to replace some or all of the elements of our solution. Our business may also be materially and adversely affected by weak economic conditions in the financial services industry. Any downturn in the financial services industry may cause our customers to reduce their spending on technology or cloud-based banking technology or to seek to terminate or renegotiate their contracts with us. Moreover, even if the overall economy is robust, economic fluctuations caused by things such as the U.S. Federal Reserve lowering interest rates may cause potential new customers and existing customers to become less profitable and therefore forego or delay purchasing our solution or reduce the amount of spend with us, which would materially and adversely affect our business.

The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and results of operations.

We currently compete with providers of technology and services in the financial services industry, primarily point solution vendors that focus on building functionality that competes with specific components of the nCino Bank Operating System. From time to time, we also compete with systems internally developed by financial institutions. Many of our competitors have significantly more financial, technical, marketing and other resources than we have, may devote greater resources to the development, promotion, sale and support of their systems than we can, have more extensive customer bases and broader customer relationships than we have and have longer operating histories and greater name recognition than we do.

We may also face competition from new companies entering our markets, which may include large established businesses that decide to develop, market or resell cloud-based banking technology, acquire one of our competitors or form a strategic alliance with one of our competitors or with Salesforce. In addition, new companies entering our markets may choose to offer cloud-based banking applications at little or no additional cost to the customer by bundling them with their existing applications, including adjacent banking technologies. Competition from these new entrants may make attracting new customers and retaining our current customers more difficult, which may adversely affect our results of operations.

If we are unable to compete in this environment, sales and renewals of the nCino Bank Operating System could decline and adversely affect our business and results of operations. With the introduction of new technologies and potential new entrants into the cloud-based banking technology market, we expect competition to intensify in the future, which could harm our ability to increase sales and achieve profitability.

We depend on data centers operated by or on behalf of Salesforce and other third parties, and any disruption in the operation of these facilities could adversely affect our business and subject us to liability.

The nCino Bank Operating System is primarily hosted in data centers operated by or on behalf of Salesforce and other third parties and we do not control the operation of these data centers. Problems associated with these data centers could adversely affect the experience of our customers. Any disruptions or other operational performance problems with these data centers could result in material interruptions in our services, adversely affect our reputation and results of operations and subject us to liability.

We may encounter implementation challenges, including in situations in which we rely on SIs, which would materially and adversely affect our business and results of operations.

We may face unexpected challenges related to the complexity of our customers’ implementation and configuration requirements. Implementation of our solution may be delayed or expenses may increase when customers have unexpected data, software or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with customers and our operating results. In general, the revenues related to implementation and other professional services we provide are recognized on a proportional performance basis, and delays and difficulties in these engagements could result in losses on these contracts. In addition, our customers often require complex acceptance testing related to the implementation of our solution. We also leverage the services of SIs, including Accenture, Deloitte, PwC and West Monroe Partners, among others, to implement and configure the nCino Bank Operating System for our larger financial institution customers, and we are increasingly using other SIs for smaller engagements as we continue to scale our business.

While SIs generally contract directly with our customers, any failure or delay by the SIs we work with in providing adequate service and support would likely adversely affect our brand and reputation. For implementations we conduct ourselves, project delays may result in recognizing revenues later than expected. Further, because we do not fully control our customers’ implementation schedules, if our customers do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in implementation and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in implementation processes could cause customers to delay or forego future purchases of our solution.

We have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges, any of which may materially and adversely affect our business and results of operations.

Since our inception, our business has grown rapidly, which has resulted in a large increase in our employee headcount, expansion of our infrastructure, enhancement of our internal systems and other significant changes and additional complexities. Our revenues increased from $58.1 million for fiscal 2018 to $91.5 million for fiscal 2019 to $138.2 million for fiscal 2020, and from $61.8 million for the six months ended July 31, 2019 to $93.5 million for the six months ended July 31, 2020. Our total number of employees increased from 436 as of January 31, 2018 to 991 as of July 31, 2020. Managing and sustaining a growing workforce and customer base geographically-dispersed in the United States and internationally will require substantial management effort, infrastructure and operational capabilities. To support our growth, we must continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. We will also have to expand and enhance the capabilities of our sales, relationship management, implementation, customer service, research and development, and other personnel to support our growth and continue to achieve high levels of customer service and satisfaction. Our success will depend on our ability to plan for and manage this growth effectively. If we fail to anticipate and manage our growth or are unable to continue to provide high levels of customer service, our reputation, as well as our business and results of operations, could be materially and adversely affected.

Defects, errors or other performance problems in the nCino Bank Operating System could harm our reputation, result in significant costs to us, impair our ability to sell our solution and subject us to substantial liability.

The nCino Bank Operating System is complex and may contain defects or errors when implemented or when new functionality is released. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our solution. Any performance problems or defects in our solution may materially and adversely affect our business and results of operations. Defects, errors or other performance problems or disruptions in service to provide bug fixes or upgrades, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our customers’ businesses and harm our reputation. In addition, if we have any such errors, defects or other performance problems, our customers could seek to terminate their contracts, elect not to renew their subscriptions, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity. Errors, defects or other problems could also result in reduced sales or a loss of, or delay in, the market acceptance of our solution.

If we fail to accurately anticipate and respond to rapid changes in the industry in which we operate, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

The financial services industry is subject to rapid change and the introduction of new technologies to meet the needs of this industry will continue to have a significant effect on competitive conditions in our market. If we are unable to successfully expand our product offerings beyond our current solution, our customers could migrate to competitors who may offer a broader or more attractive range of products and services. For example, we recently launched our nIQ capabilities and we may fail to achieve market acceptance of this offering. Unexpected delays in releasing new or enhanced versions of our solution, or errors following their release, could result in loss of sales, delay in market acceptance, or customer claims against us, any of which could adversely affect our business. The success of any new solution depends on several factors, including timely completion, adequate quality testing and market acceptance. We may not be able to enhance aspects of our solution successfully or introduce and gain market acceptance of new applications or improvements in a timely manner, or at all. Additionally, we must continually modify and enhance our solution to keep pace with changes in software applications, database technology, and evolving technical standards and interfaces. Uncertainties related to our ability to introduce and improve functionality, announcements or introductions of a new or updated solution or modifications by our competitors could adversely affect our business and results of operations.

We leverage third-party software, content and services for use with our solution. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software, content or services, could cause delays, errors, or failures of our solution, increases in our expenses and reductions in our sales, which could materially and adversely affect our business and results of operations.

We use software and content licensed from, and services provided by, a variety of third parties in connection with the operation of our solution. Any performance issues, errors, bugs, or defects in third-party software, content or services could result in errors or a failure of our solution, which could adversely affect our business and results of operations. In the future, we might need to license other software, content or services to enhance our solution and meet evolving customer demands and requirements. Any limitations in our ability to use third-party software, content or services could significantly increase our expenses and otherwise result in delays, a reduction in functionality, or errors or failures of our solution until equivalent technology or content is either developed by us or, if available, identified, obtained through purchase or license, and integrated into our solution. In addition, third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and materially and adversely affect our business and results of operations.

We may acquire or invest in companies, or pursue business partnerships, which may divert our management’s attention or result in dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions, investments or partnerships.

From time to time, we consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, solutions and other assets. For example, in fiscal 2020, we acquired Visible Equity and FinSuite and established our nCino K.K. joint venture in Japan. We also may enter into relationships with other businesses to expand our solution, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to approvals that are beyond our control. In addition, nCino has limited experience in acquiring other businesses. If an acquired business fails to meet our expectations, our operating results, business and financial position may suffer. We may not be able to find and identify desirable acquisition targets, we may incorrectly estimate the value of an acquisition target, and we may not be successful in entering into an agreement with any particular target. If we are successful in acquiring additional businesses, we may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	our inability to integrate or benefit from acquired technologies or services;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

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difficulty integrating the technology, accounting systems, operations, control environments and personnel of the acquired business and integrating the acquired business or its employees into our culture;

•	difficulties and additional expenses associated with supporting legacy solutions and infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business to our solution and contract terms, including disparities in licensing terms;

•	additional costs for the support or professional services model of the acquired company;

•	diversion of management’s attention and other resources;

•	adverse effects to our existing business relationships with business partners and customers;

•	the issuance of additional equity securities that could dilute the ownership interests of our stockholders;

•	incurrence of debt on terms unfavorable to us or that we are unable to repay;

•	incurrence of substantial liabilities;

•	difficulties retaining key employees of the acquired business; and

•	adverse tax consequences, substantial depreciation or deferred compensation charges.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Because two of our stockholders collectively hold a substantial majority of our total outstanding common stock, the influence of our public stockholders over significant corporate actions will be limited and sales by either of these stockholders could adversely affect the value of our common stock.

Based on the total number of shares of our common stock outstanding as of July 31, 2020, prior to the completion of this offering, entities affiliated with Insight Partners (“Insight Partners”) and Salesforce hold 41.7% and 11.8% of our total outstanding common stock, respectively. As a result, Insight Partners by itself, and to a lesser degree, Salesforce, will have the ability to influence the outcome of corporate actions requiring stockholder approval, including the election of directors, the approval of mergers or other changes of corporate control, any of which may be in opposition to the best interests of our other stockholders and may adversely impact our results of operations and the value of our common stock. Further, although we have what we consider to be a deep commercial relationship with Salesforce, it has the right to, and has no duty to abstain from exercising its right to, engage or invest in the same or similar business as us, and do business with any of our customers and any other party with which we do business. Conflicts of interest could arise between us and Salesforce, and any conflict of interest may be resolved in a manner that does not favor us. Sales of our common stock by Insight or Salesforce could have an immediate and substantial adverse affect on the value of our common stock.

Our customers are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider to financial institutions could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that the nCino Bank Operating System addresses. As a provider of technology to financial institutions, we may be examined on a periodic basis by various regulatory agencies and may be required to review certain of our suppliers and partners. In addition, while much of our operations are not directly subject to the same regulations applicable to financial institutions, we are generally obligated to our customers to provide software solutions and maintain internal systems and processes that comply with certain federal and state regulations applicable to them. For example, as a result of obligations under some of our customer contracts, we are required to comply with certain provisions of the Gramm-Leach-Bliley Act related to the privacy of consumer information and may be subject to other privacy and data security laws because of the solution we provide to financial institutions. Matters subject to review and examination by federal and state financial institution regulatory agencies and external auditors include our internal information technology controls in connection with our performance of data processing services, the agreements giving rise to those processing activities, and the design of our solution. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. If we have to make changes to our internal processes and solution as result of these regulations, we could be required to invest substantial additional time and funds and divert time and resources from other corporate purposes to remedy any identified deficiency.

The evolving, complex and often unpredictable regulatory environment in which our customers operate could result in our failure to provide a compliant solution, which could result in customers not purchasing our solution or terminating their contracts with us or the imposition of fines or other liabilities for which we may be responsible. In addition, federal, state and/or foreign agencies may attempt to further regulate our activities in the future which could adversely affect our business and results of operations.

We may fail to successfully expand internationally. In addition, sales to customers outside the United States or with international operations expose us to risks inherent in international sales, which may include a marked increase in expenses.

For the fiscal year ended January 31, 2020 and for the six months ended July 31, 2020, sales to customers outside the United States accounted for 8.0% and 9.6%, respectively, of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. We have begun expending significant resources to build out our sales and professional services organizations outside of the United States and we may not realize a suitable return on this investment in the near future, if at all. We have limited operating experience in international markets, and we cannot assure you that our international expansion efforts will be successful. Our experience in the United States may not be relevant to our ability to expand in any international market.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. Export control regulations in the United States may increasingly be implicated in our operations as we expand internationally. These regulations may limit the export of our solution and provision of our solution outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Changes in export or import laws, or corresponding sanctions, may delay the introduction and sale of our solution in international markets, or, in some cases, prevent the export or import of our solution to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

•	unanticipated costs;

•	the need to localize and adapt our solution for specific countries;

•	complying with varying and sometimes conflicting data privacy laws and regulations;

•	difficulties in staffing and managing foreign operations, including employment laws and regulations;

•	unstable regional, economic or political conditions, including that arise from Brexit in the UK;

•	different pricing environments, longer sales cycles and collections issues;

•	new and different sources of competition;

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weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, and anti-bribery laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds; and

•	adverse tax consequences.

Our international contracts often provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

We must attract and retain highly qualified personnel. In particular, we are dependent upon the services of our senior leadership team, and the loss of any member of this team could adversely affect our business. Competition for executive officers, software developers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled sales and operations professionals. Our principal operations are in Wilmington, North Carolina, where the pool of potential employees with the skills we need is more limited than it may be in larger markets, and we are sometimes required to induce prospective employees to relocate. Many of the companies with which we compete for experienced personnel have greater resources than we do. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed. In addition, job candidates and existing employees often consider the actual and potential value of the equity awards they receive as part of their overall compensation. Thus, if the perceived value or future value of our stock declines, our ability to attract and retain highly skilled employees may be adversely affected.

Failure to effectively expand our sales capabilities could harm our ability to increase our customer base.

Increasing our customer base and expanding customer adoption within and across business lines will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. From January 31, 2019 to July 31, 2020, our sales and marketing teams increased from 140 to 236 employees. We plan to continue to expand our direct sales force both domestically and internationally for the foreseeable future. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require. Newly hired employees require significant training and time before they achieve full productivity and they may not become as productive as quickly as we expect, if at all. Further, we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be adversely affected if our sales expansion efforts do not generate a significant increase in revenues.

If we fail to provide effective customer training on the nCino Bank Operating System and high-quality customer support, our business and reputation would suffer.

Effective customer training on the nCino Bank Operating System and high-quality, ongoing customer support are critical to the successful marketing, sale and adoption of our solution and for the renewal of existing customer contracts. As we grow our customer base, we will need to further invest in and expand our customer support and training organization, which could strain our team and infrastructure and reduce profit margins. If we do not help our customers adopt our solution, quickly resolve any post-implementation matters, and provide effective ongoing customer support and training, our ability to expand sales to existing and future customers and our reputation would be adversely affected.

If we are unable to effectively integrate our solution with other systems used by our customers, or if there are performance issues with such third-party systems, our solution will not operate effectively and our business and reputation will be adversely affected.

The nCino Bank Operating System integrates with other third-party systems used by our customers, including core processing systems. We do not have formal arrangements with many of these third-party providers regarding our access to their application program interfaces to enable these customer integrations. If we are unable to effectively integrate with third-party systems, our customers’ operations may be disrupted, which may result in disputes with customers, negatively impact customer satisfaction and harm our business. If the software of such third-party providers has performance or other problems, such issues may reflect poorly on us and the adoption and renewal of our solution, and our business and reputation may be harmed.

Our sales cycle can be unpredictable, time-consuming and costly.

Our sales process involves educating prospective customers and existing customers about the benefits and technical capabilities of our solution. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our solution, but also those of our competitors. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial institutions and twelve to eighteen months or more for larger financial institutions. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles and less predictability in the future.

Failure to protect our proprietary technology and intellectual property rights could adversely affect our business and results of operations.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

As of July 31, 2020, we had twelve issued patents and one patent application pending relating to the nCino Bank Operating System in the United States. We cannot assure you that any patents will issue from any patent applications, that patents that may be issued from such applications will give us the protection we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. We have registered the “nCino” name and logo in the United States and certain other countries and we have registrations and/or pending applications for additional marks including the “Bank Operating System” and “nIQ” in the United States and certain other countries. However, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our solution, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available. We also rely on confidentiality agreements, consulting agreements, work-for-hire agreements and invention assignment agreements with our employees, consultants and others.

Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solution, technologies or intellectual property rights.

We use “open source” software in our solution, which may restrict how we use or distribute our solutions, require that we release the source code of certain software subject to open source licenses or subject us to litigation or other actions that could adversely affect our business.

We currently use in our solution, and may use in the future, software that is licensed under “open source,” “free” or other similar license, where the licensed software is made available to the general public on an “as-is” basis under the terms of a specific non-negotiable license. Some open source software licenses require that software subject to the license be made available to the public and that any modifications or derivative works based on the open source code be licensed in source code form under the same open source licenses. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future.

In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and adversely affect our business and results of operations.

Patent and other intellectual property disputes are common in our industry. We may be subject to claims in the future alleging that we have misappropriated, misused, or infringed other parties’ intellectual property rights. Some companies, including certain of our competitors, own a larger number of patents, copyrights and trademarks than we do, which they may use to assert claims against us. This disparity may also increase the risk that third parties may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies, non-practicing entities or other adverse patent owners who have no relevant product revenues and against whom our own patents may provide little or no deterrence or protection. Our solution utilizes third-party licensed software, and any failure to comply with the terms of one or more of these licenses could adversely affect our business. Third parties may also assert claims of intellectual property rights infringement against our customers, whom we are typically required to indemnify. As competition increases, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could deter customers or potential customers from purchasing our solution.

There can be no assurance that we will successfully defend third-party intellectual property claims. An adverse outcome of a dispute may require us to:

•	pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights;

•	cease developing or selling any elements of our solution that rely on technology that is alleged to infringe or misappropriate the intellectual property of others;

•	enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights;

•	expend additional development resources to attempt to redesign our solution or otherwise develop non-infringing technology, which may not be successful; and

•	indemnify our customers and other third parties.

Any license we may enter into as a result of litigation may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could adversely affect our business and results of operations.

Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees. Litigation might result in reputational damage and substantial costs and may divert management’s attention and resources, which might adversely impact our business, overall financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our common stock. While we currently are not aware of any material pending or threatened litigation against us, we can make no assurances the same will continue to be true in the future.

Our ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Our failure to raise capital if needed could adversely affect our business and results of operations, and any debt or equity issued to raise additional capital may reduce the value of our common stock.

We have funded our operations since inception primarily through equity financings and receipts generated from customers. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds. Moreover, we do not expect to be profitable for the foreseeable future. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could adversely affect our business and results of operations. If we incur debt, the lenders would have rights senior to holders of common stock to make claims on our assets, the terms of any debt could restrict our operations and we may be unable to service or repay the debt. Furthermore, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in a future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the impact any future incurrence of debt or issuance of equity securities will have on us. Any future incurrence of debt or issuance of equity securities could adversely affect the value of our common stock.

The market data and forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you that our business will grow at similar rates, or at all.

The third-party market data and forecasts included in this prospectus, as well as our internal estimates and research, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, although we have no reason to believe such information is not correct and we are in any case responsible for the contents of this prospectus. If the forecasts of market growth, anticipated spending or predictions regarding market size prove to be inaccurate, our business and growth prospects could be adversely affected. Even if all or some of the forecasted growth occurs, our business may not grow at a similar rate, or at all. Our future growth is subject to many factors, including our ability to successfully implement our business strategy, which itself is subject to many risks and uncertainties. The reports described in this prospectus speak as of their respective publication dates and the opinions expressed in such reports are subject to change. Accordingly, investors in our common stock are urged not to put undue reliance on such forecasts and market data.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses (“NOLs”) during our history. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. Federal NOLs generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief and Economic Security (CARES) Act, federal NOLs generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs is limited to 80% of our taxable income in such taxable year. NOLs generated in tax years before 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not achieve profitability in the future. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. The rules of Section 382 are regularly being evaluated to determine any potential limitations. If we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and operating results.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act was enacted in 2017 and made a number of significant changes to the current U.S. federal income tax rules, including reducing the generally applicable corporate tax rate from 35% to 21%, imposing additional limitations on the deductibility of interest, placing limits on the utilization of NOLs and making substantial changes to the international tax rules. In addition, on March 27, 2020, President Trump signed into law the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 pandemic, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Many of the provisions of the Tax Cuts and Jobs Act and CARES Act still require guidance through the issuance and/or finalization of regulations by the U.S. Treasury Department in order to fully assess their effects, and there may be substantial delays before such regulations are promulgated and/or finalized, increasing the uncertainty as to the ultimate effects of the Tax Cuts and Jobs Act and CARES Act on us and our stockholders. There also may be technical corrections legislation or other legislative changes proposed with respect to the Tax Cuts and Jobs Act and CARES Act, the effects of which cannot be predicted and may be adverse to us or our stockholders.

Natural or man-made disasters and other similar events, including the COVID-19 pandemic, may significantly disrupt our business, and negatively impact our business, financial condition and results of operations.

A significant portion of our employee base, operating facilities and infrastructure are centralized in Wilmington, North Carolina. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including hurricanes, tornadoes, wildfires, floods, earthquakes, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, power outages and other infrastructure failures, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could adversely affect our business and results of operations and harm our reputation. Moreover, although we have disaster recovery plans, they may prove inadequate. We may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business and results of operations. In addition, the facilities of our third-party providers, including Salesforce, may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or otherwise materially and adversely affect our business. Additionally, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section, such as our ability to achieve profitability in the future, our ability to attract new customers or continue to broaden our existing customers’ use of our solution and the impact of any decrease in technology spend by customers and potential customers in the financial services industry where we derive all of our revenues.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations and you may lose all or part of your investment.

The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	hedging activities by market participants;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from COVID-19, political conditions, election cycles, war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to a company’s operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

Concurrent or future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees who obtain equity, sell or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline.

In connection with our IPO, each of our directors, executive officers and holders of substantially all of our outstanding equity securities entered into lock-up agreements with BofA Securities, Inc. and Barclays Capital Inc. (collectively, the “Representatives”) which restrict their ability to sell or transfer their shares until January 9, 2021, subject to certain exceptions (the “Underwriter Lock-up Agreements”). The Representatives may, in their sole discretion, waive the Underwriter Lock-up Agreements before the expiration of the lock-up period. In order to effect this offering, the Representatives intend to release the applicable lock-up restrictions set forth in the Underwriter Lock-up Agreements solely with respect to any shares to be sold by the selling stockholders in this offering.

As of July 31, 2020, we had 91,122,356 shares of common stock outstanding. In connection with our IPO, certain stockholders entered into lock-up agreements with us which restrict their ability to sell or transfer their shares until January 9, 2021, subject to certain exceptions (the “Company Lock-up Agreements”). Concurrently with the pricing of this offering, we have agreed to a partial release of shares held by these stockholders that are currently subject to the Company Lock-up Agreements, in an aggregate amount of approximately 370,000 shares of common stock. This release is contingent upon the pricing of this offering, but upon such pricing, such shares of common stock that are released will become freely tradable subject to applicable securities laws.

Only the shares of common stock sold in our IPO, sold in this offering or released as described in the preceding two paragraphs will be freely tradable, without restriction, in the public market immediately after this offering. Each of our directors, executive officers and selling stockholders are subject to lock-up agreements that restrict their ability to sell or transfer their shares until the later of 90 days after the date of this prospectus or January 9, 2021, subject to certain exceptions.

After the lock-up agreements expire, all 91,149,949 shares outstanding as of August 31, 2020 will be eligible for sale in the public market, of which, after giving effect to the sale of shares in this offering, 47,739,184 shares are beneficially owned by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and various vesting agreements. Sales of a substantial number of such shares upon the concurrent release of lock-up restrictions in connection with this offering or the expiration or any future earlier release of the lock-up and market stand-off agreements or, the perception that such sales may occur, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, 7,433,101 shares of common stock were subject to outstanding stock options, 224,507 shares of common stock were subject to vested RSUs, and 1,839,836 RSUs were outstanding as of August 31, 2020. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, lock-up agreements and Rules 144 and 701 of the Securities Act. The shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If securities or industry analysts publish inaccurate or unfavorable research about us or cease publishing research on us at all, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock is influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who covers us, or may cover us, were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years from our IPO, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As a result of becoming a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis, beginning with our 2022 fiscal year. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition and operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options to purchase shares of our common stock are exercised or options, restricted stock units or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.

Operating as a public company requires us to incur substantial costs and will require substantial management attention.

As a public company, we have incurred and will continue to incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the rules and regulations of The Nasdaq Global Select Market. As part of the new requirements, we have established and maintain effective disclosure and financial controls and made changes to our corporate governance practices. Compliance with these requirements has and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming.

Our management and other personnel divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We are in the process of hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our amended and restated certificate of incorporation contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our future financial performance, including our expectations regarding our revenues, cost of revenues, operating expenses, and our ability to achieve and maintain future profitability;

•	our ability to execute strategies, plans, objectives and goals;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to develop and protect our brand;

•	our ability to effectively manage privacy, information and data security;

•	costs associated with research and development and building out our sales team;

•	increases in spending by financial institutions in cloud-based technology;

•	our ability to add customers;

•	our ability to expand internationally and associated costs;

•	our ability to comply with laws and regulations;

•	our expectations and management of future growth based on subscription revenues over terms of contracts;

•	our expectations concerning relationships with our customers, partners and other third parties;

•	the impact of COVID-19 on our industry, business and results of operations;

•	economic and industry trends; projected growth or trend analysis;

•	our relationship with Salesforce and our SIs;

•	seasonal sales fluctuations;

•	our ability to add capacity and automation to our operations; and

•	our ability to attract and retain key personnel.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus and, although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, including market size and growth rates of the markets in which we participate, and discussion of our general expectations, market position and market opportunity. Although we are responsible for the disclosure contained in this prospectus, this information is based on various sources, including reports and publications from Accenture, Ernst & Young, Gartner, IDC, McKinsey & Company, PricewaterhouseCoopers and other industry publications, surveys and forecasts, and assumptions we have made that are based on such data and other similar sources and on our knowledge of the markets for our solution. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally.

The reports and publications appearing in this prospectus include:

•	Accenture, 2018 North America Banking Operations Survey, March 2018.

•	Accenture, Redefine Banking with Artificial Intelligence, January 2018.

•	Celent and NEX, Cloud in Capital Markets: Getting Ahead of Tomorrow, March 2018.

•	Ernst & Young LLC, Global Banking Outlook 2018: Pivoting Toward an Innovation-Led Strategy, May 2018.

•	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2017-2023, 3Q19 Update, Neha Gupta, et al., October 2019.

•	Grata Inc., nCino Global Banking Market Study Summary Report, October 2019.

•	IDC, Worldwide Semi Annual Public Cloud Services Spending Guide, 2018H2, June 2019.

•	McKinsey & Company, Inc., Bots, Algorithms, and the Future of the Finance Function, January 2018.

•	McKinsey & Company, Inc., McKinsey on Payments—Special Edition on Advanced Analytics in Banking, August 2018.

•	PricewaterhouseCoopers, Consumer Digital Banking Survey, June 2019.

•	Thomson Reuters, Cost of Compliance 2019: 10 Years of Regulatory Change, June 2019.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice. The banking market falls within the banking and securities market in Gartner’s industry data set. Calculations on Gartner industry data were performed by nCino.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. For more information on our selling stockholders see “Principal and Selling Stockholders”.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2020. You should read this table together with the sections titled “Selected Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of July 31, 2020
(In thousands, except share data)
Cash and cash equivalents	$388,191

Stockholders’ equity:
Preferred Stock, $0.001 par value; 10,000,000 shares authorized and none issued and outstanding	—
Common stock, $0.0005 par value; 500,000,000 shares authorized; 91,122,356 shares issued and outstanding;	46
Additional paid-in capital	567,314
Additional other comprehensive income	202
Accumulated deficit	(140,072)

Total stockholders’ equity	427,490

Total capitalization	$427,490

The number of shares of common stock that will be outstanding after this offering is based on 91,122,356 shares of our common stock outstanding as of July 31, 2020 and excludes:

•	7,464,094 shares of common stock issuable upon exercise of options outstanding as of July 31, 2020, at a weighted-average exercise price of $5.48 per share under our existing equity plans;

•	2,041,093 shares of common stock issuable upon vesting of restricted stock unit (“RSU”) awards as of July 31, 2020 at a weighted-average grant date fair value of $20.84 per share;

•	17,500 shares of vested RSUs that were not issued and outstanding as of July 31, 2020 at a weighted-average grant date fair value of $20.00 per share;

•	13,480,341 shares of common stock reserved for future issuance as of July 31, 2020 under our 2019 Incentive Plan;

•	1,800,000 shares of common stock reserved for issuance as of July 31, 2020 under our 2020 Employee Stock Purchase Plan (the “ESPP”); and

•	5,750 shares issuable upon vesting of RSU awards granted after July 31, 2020, at a weighted-average grant date fair value of $76.48 under our 2019 Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial data. The selected consolidated statement of operations data for the fiscal years ended January 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of January 31, 2018, 2019 and 2020 are each derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended July 31, 2019 and 2020, and the selected consolidated balance sheet data as of July 31, 2020, are each derived from our unaudited financial statements appearing elsewhere in this prospectus. The selected consolidated balance sheet data as of July 31, 2019 is derived from our unaudited financial statements not included in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited annual financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

You should read this selected consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
($ In thousands, except share and per share amounts)
Revenues:
Subscription revenues	$38,048	$64,458	$103,265	$44,142	$74,182
Professional services revenues	20,094	27,076	34,915	17,672	19,295

Total revenues	58,142	91,534	138,180	61,814	93,477
Cost of revenues(1):
Cost of subscription revenue	12,581	19,995	31,062	13,585	22,019
Cost of professional services revenue	17,890	26,456	33,008	15,223	19,434

Total cost of revenue	30,471	46,451	64,070	28,808	41,453

Gross profit	27,671	45,083	74,110	33,006	52,024
Operating expenses(1):
Sales and marketing	20,954	31,278	44,440	18,468	27,852
Research and development	16,559	22,230	35,304	15,638	26,257
General and administrative	8,933	14,791	22,536	10,339	17,879

Total operating expenses	46,446	68,299	102,280	44,445	71,988

Loss from operations	(18,775)	(23,216)	(28,170)	(11,439)	(19,964)
Non-operating income (expense):
Interest income	260	1,193	988	583	211
Other	(24)	(89)	33	(727)	597

Loss before income tax expense	(18,539)	(22,112)	(27,149)	(11,583)	(19,156)
Income tax expense	50	194	586	338	400

Net loss	(18,589)	(22,306)	(27,735)	(11,921)	(19,556)
Net loss attributable to non-controlling interest	—	—	(141)	—	(408)
Adjustment attributable to non-controlling interest	—	—	—	—	267

Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)	$(11,921)	$(19,415)

Net loss per share attributable to nCino, Inc.:
Basic and diluted	$(0.27)	$(0.30)	$(0.35)	$(0.16)	$(0.23)

Weighted average number of common shares outstanding:
Basic and diluted	68,290,570	74,593,709	78,316,794	76,206,900	83,112,132

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
(In thousands)
Cost of subscription revenues	$229	$243	$277	$137	$303
Cost of professional services revenues	1,128	1,244	1,240	623	2,548
Sales and marketing	940	1,078	1,260	607	3,661
Research and development	1,070	1,056	1,245	611	3,340
General and administrative	459	474	1,723	1,623	4,468

Total stock-based compensation expense	$3,826	$4,095	$5,745	$3,601	$14,320

Consolidated Balance Sheet Data

	As of January 31,			Six Months Ended July 31,
(In thousands)	2018	2019	2020	2019	2020
Cash and cash equivalents	$80,676	$74,347	$91,184	$35,282	$388,191
Total assets	112,967	119,966	250,151	158,325	533,799
Total liabilities	34,953	53,930	78,522	64,389	101,925
Accumulated deficit	(82,446)	(104,752)	(120,924)	(105,251)	(140,072)
Total liabilities, redeemable non-controlling interest and stockholders’ equity	112,967	119,966	250,151	158,325	533,799

Non-GAAP Financial Measure

In addition to providing financial measurements based on GAAP, we provide an additional financial metric that is not prepared in accordance with GAAP (non-GAAP). Management uses this non-GAAP financial measure, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that this non-GAAP financial measure helps us to identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in the calculations of the non-GAAP financial measure.

Accordingly, we believe that this financial measure reflects our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects. Although the calculation of non-GAAP financial measures may vary from company to company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results in their public disclosures. This non-GAAP financial measure is Non-GAAP Operating Loss, as discussed below.

Non-GAAP Operating Loss. Non-GAAP Operating Loss is defined as loss from operations as reported in our unaudited condensed consolidated statements of operations excluding the impact of amortization of intangible assets and stock-based compensation expense. Non-GAAP Operating Loss is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. Non-GAAP Operating Loss eliminates potential differences in performance caused by variations in the extent to which intangible assets are identifiable (affecting relative amortization expense).

This non-GAAP financial measure does not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with

GAAP. There are limitations in the use of non-GAAP measures because they do not include all of the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table reconciles Non-GAAP Operating Loss to Loss from Operations, the most directly comparable financial measure, calculated and presented in accordance with GAAP (in thousands):

	Fiscal Year Ended January 31,			Six Months Ended July 31,
(in thousands)	2018	2019	2020	2019	2020
GAAP Loss from Operations	$(18,775)	$(23,216)	$(28,170)	$(11,439)	$(19,964)
Adjustments
Amortization of Intangible Assets	—	—	1,748	177	1,592
Stock-based Compensation Expense	3,826	4,095	5,745	3,601	14,320

Total Adjustments	3,826	4,095	7,493	3,778	15,912

Non-GAAP Operating Loss	$(14,949)	$(19,121)	$(20,677)	$(7,661)	$(4,052)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information included in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our fiscal year ends on January 31 of each year and references in this prospectus to a fiscal year mean the year in which that fiscal year ends. References in this prospectus to “fiscal 2018,” “fiscal 2019,” and “fiscal 2020” refer to the fiscal year ended January 31, 2018, January 31, 2019 and January 31, 2020, respectively.

Overview

nCino is a leading global provider of cloud-based software for financial institutions. We empower banks and credit unions with the technology they need to meet ever-changing client expectations and regulatory requirements, gain increased visibility into their operations and performance, replace legacy systems, and operate digitally and more competitively. Our solution, the nCino Bank Operating System, digitizes, automates and streamlines inefficient and complex processes and workflow, and utilizes data analytics and AI/ML to enable financial institutions to more effectively onboard new clients, make loans and manage the entire loan life cycle, open deposit and other accounts and manage regulatory compliance. We serve financial institution customers of all sizes and complexities, including global financial institutions, enterprise banks, regional banks, community banks, credit unions and new market entrants, such as challenger banks. Our customers deploy and utilize our digital platform, which can be accessed anytime, anywhere and from any internet-enabled device, for mission critical functions across their organizations.

Built as a single, multi-tenant SaaS platform, the nCino Bank Operating System transforms the way financial institutions operate, go to market and interact with their clients, while delivering measurable return on investment by enabling them to:

•	digitally serve their clients across commercial, small business and retail lines of business,

•	improve financial results,

•	operate more efficiently,

•	manage risk and compliance more effectively, and

•	establish a data, audit and business intelligence hub.

We were founded in a bank with the goal of improving that institution’s operations and client service. Realizing the problems we were addressing were endemic to virtually all banks and credit unions, we were spun out as a separate company in late 2011 with the vision of providing a comprehensive solution to onboard clients, originate any type of loan and open any type of account on a single cloud-based platform. We initially focused the nCino Bank Operating System on transforming commercial and small business lending for community and regional banks. We introduced our solution to enterprise banks in the United States in 2014, and then internationally in 2017, and have subsequently expanded across North America, Europe and APAC. In fiscal 2020, we acquired Visible Equity and FinSuite and combined the acquired technology with certain of our internally-developed technology to launch nIQ. nIQ helps our customers improve operational and financial performance by using AI/ML to increase efficiency through automation and analytics to gain greater insights into their operations and client interactions.

We offer our solution on a SaaS basis under multi-year contracts and recognize subscription revenues ratably over the term of the contract. Our customers may initially purchase our solution for client onboarding, loan origination and/or deposit account opening for a single line of business or geography. Once this initial solution is in production, we seek to deploy additional applications and expand within and across additional lines of business or geographies. The expansion from our original focus on commercial and small business loan origination to retail loan origination, client onboarding, deposit account opening and, most recently, analytics and AI/ML applications, has enhanced our ability to increase adoption of our solution by our customers. For fiscal 2020, we had a subscription revenue retention rate of 147%. See “—Factors Affecting Our Operating Results—Subscription Revenue Retention Rate” for additional information on subscription revenue retention rates.

We sell our solution directly through our business development managers, account executives, field sales engineers and customer success managers. Our sales efforts in the United States are organized around financial institutions based on size, whereas internationally we focus our sales efforts by geography. To drive growth and serve customers in the EMEA region, we continue to expand headcount in our UK office. In fiscal 2020, we opened an office in Tokyo through our joint venture, nCino K.K., giving us another base of operations in APAC in addition to our Australian offices. As of July 31, 2020, we had 140 sales and sales support personnel in the United States, and 53 sales and support personnel in offices outside the United States.

To help customers go live with our solution and achieve success, we offer professional services including configuration and implementation, training and advisory services. For larger financial institutions, we generally work with SIs such as Accenture, Deloitte, PwC and West Monroe Partners for the delivery of professional services, while we have historically performed professional services for smaller financial institutions ourselves. We expect larger financial institutions to make up a greater proportion of our sales and to increasingly outsource professional services for smaller banks and credit unions to SIs in the future. As a result, we expect the mix of our total revenues to become more heavily weighted toward subscription revenues.

To support our growth and capitalize on what we believe is a compelling market opportunity, we have significantly increased our operating expenses across all aspects of our business. In research and development, we have focused on product improvements and the development of new functionality, while simultaneously leveraging the Salesforce Platform such that our development is heavily focused on vertical-specific solutions for financial institutions. Similarly, to grow our customer base, we have invested heavily in sales and marketing both in the United States and internationally. We have also increased our general and administrative spending to support our growing operations and for operating as a newly public company.

Our total revenues were $138.2 million, $91.5 million, and $58.1 million for fiscal 2020, 2019, and 2018, respectively, representing a 54.2% compound annual growth rate. Our subscription revenues in fiscal 2020 were $103.3 million or 74.7% of total revenues, up from $64.5 million or 70.4% of total revenues in fiscal 2019 and $38.0 million or 65.4% of total revenues in fiscal 2018, representing a 64.7% compound annual growth rate. Due to our continuing investment in growth, we recorded net losses attributable to nCino in fiscal 2020, 2019 and 2018 of $27.6 million, $22.3 million and $18.6 million, respectively. For the six months ended July 31, 2020 and 2019, our total revenues were $93.5 million and $61.8 million, respectively, representing a 51.2% increase, and our subscription revenues were $74.2 million and $44.1 million, respectively, representing a 68.1% increase. We had net losses attributable to nCino of $19.4 million and $11.9 million for the six months ended July 31, 2020 and 2019, respectively.

Initial Public Offering

Our registration statement on Form S-1 related to our IPO was declared effective on July 13, 2020 and our common stock began trading on the Nasdaq Global Select Market on July 14, 2020. Our IPO was completed on July 16, 2020, in which we sold 9,269,000 shares of common stock at price to the public of $31.00 per share (including shares subject to the exercise of the underwriters’ over-allotment option).

Factors Affecting Our Operating Results

Market Adoption of Our Solution. Our future growth depends on our ability to expand our reach to new financial institution customers and increase adoption with existing customers as they broaden their use of the nCino Bank Operating System within and across lines of business. Our success in growing our customer base and expanding adoption of our solution by existing customers requires a focused direct sales engagement and the ability to convince key decision makers at financial institutions to replace legacy third-party point solutions or internally developed software with the nCino Bank Operating System. In addition, growing our customer base will require us to increasingly penetrate markets outside the United States, which accounted for 9.6% of our total revenues for the six months ended July 31, 2020. For new customers, our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial institutions to 12 to 18 months or more for larger financial institutions. Reaching and converting potential customers requires that we continue to invest in the growth and success of our sales force both in the United States and internationally. In addition, key to landing new customers is our ability to successfully take our existing customers live and help them achieve measurable returns on their investment, thereby turning them into referenceable accounts. If we are unable to successfully address the foregoing challenges, our ability to grow our business and achieve profitability will be adversely affected, which may in turn reduce the value of your investment.

Mix of Subscription and Professional Services Revenues. The initial deployment of the nCino Bank Operating System by our customers requires a period of implementation and configuration services that can range from as little as three months for community banks to over 18 months for global financial institutions. As a result, during the initial go-live period for a customer, professional services revenues make up a substantial portion of our revenues from that customer, whereas over time revenues from established customers are more heavily weighted to subscriptions. While professional services revenues will fluctuate as a percentage of total revenues in the future and tend to be higher in periods of faster growth, over time we expect to see subscription revenues make up an increasing proportion of our total revenues as our overall business grows.

Subscription Revenue Retention Rate. We believe that our ability to retain and grow subscription revenues from our existing customers over time strengthens the stability and predictability of our revenue base and is reflective of both the adoption curve of customers and the value we deliver to them. We assess our performance in this area using a metric we refer to as subscription revenue retention rate. We calculate our subscription revenue retention rate as total subscription revenues in a fiscal year from customers who purchased any of our solutions as of January 31 of the prior fiscal year, expressed as a percentage of total subscription revenues for the prior fiscal year. Our subscription revenue retention rate provides insight into the impact on current year subscription revenues of:

•	the number and timing of new customers and phased activation of seats purchased by them in prior years, which activation schedules can span several fiscal years for larger contracts;

•	expanding adoption of our solutions by our existing customers during the current year, excluding any revenues derived from businesses acquired during such year; and

•	customer attrition.

For fiscal 2020, 2019 and 2018, we had subscription revenue retention rates of 147%, 163% and 188%, respectively. The most significant driver of changes in our subscription revenue retention rate each year has historically been the number of new customers in prior years and the associated phased activation schedules for such customers. As our installed base and associated subscription revenues have expanded in recent years, we have seen moderation of our subscription revenue retention rate, and we expect further moderation to the extent we continue to experience rapid growth. In addition, because larger financial institutions tend to make more sizable purchases with longer activation schedules, we expect variability in our subscription revenue retention rates based on the timing and extent of our continued penetration of this portion of our market. Our use of subscription revenue retention rate has limitations as an analytical tool, and investors should not consider it in isolation. Other companies in our or adjacent markets may calculate subscription revenue retention rates or similar metrics differently, which reduces its usefulness as a comparative measure.

Long-term ACV Expansion. A key element of our growth strategy is to expand our deployed footprint with a customer after initial adoption. Our customers typically purchase our solution for a defined line of business or to support a specific use case and, once deployed, we seek to convince the customer to adopt our solution within and across additional lines of business. To date, we have been successful in executing our land and expand strategy as a result of our solution’s ability to streamline workflow, generate meaningful insights for operational improvement and help drive improved bottom line results. Due to our rapid growth, many of our customers have not yet come up for renewal, so our historical net retention rates may not be predictive of future results. If our customers do not continue to see the ability of our solution to generate return on investment relative to other available solutions or at all, net retention rates will suffer and our operating results will be adversely affected.

We believe our ACV-based net retention of customers over the long term illustrates our success in executing our land and expand strategy, as it demonstrates growing adoption by existing customers, including price increases but net of attrition. To measure net retention, we categorize customers by the year in which they first contracted for our solution, which we call an annual cohort. For each annual cohort, we measure the total ACV for our most recently completed fiscal year and divide it by the total ACV for such cohort at the end of the initial cohort year. We refer to the resulting quotient as “ACV-based net retention.” In any given period, ACV for a customer represents the annualized subscription fees from the fully activated subscription contracts in effect for such customers at the end of the applicable period.

The graphic below illustrates our ACV-based net retention for customers initially signed since fiscal 2013. Each individual cohort is not necessarily predictive of other or future cohorts.

COVID-19 Effects on Demand for Our Solution. To help our customers service demand for Paycheck Protection Program (PPP) loans under the CARES Act beginning in April 2020, we adapted our Small Business Administration loan solution to the requirements of the PPP and rapidly introduced it to the market. Using our PPP solution, since the inception of PPP funding, our financial institution customers have processed hundreds of thousands of applications and have provided more than $50 billion in funding for their small business clients.

In light of the extraordinary nature of this market demand, we offered our PPP solution on one- or two-year terms as well as on a multi-year basis co-terminus with existing contracts. Seats for our PPP solution were activated immediately, which caused subscription revenues from these seats to be recognized sooner than is typical with the phased seat activations usually offered to customers. We believe that the emergency purchases of our PPP solution may have had the effect of pulling forward demand that might have otherwise materialized as new business later in the fiscal year and that, coupled with the disruptive effect of COVID-19 on the economy more generally, may have the effect of reducing new business later in fiscal 2021 and moderating revenue growth rates in fiscal 2022. In addition, our subscription revenue retention rates may be adversely affected upon the expiration of access and use rights to our PPP solution to the extent such rights are not re-purposed for other applications.

Continued Investment in Innovation and Growth. We have made substantial investments in product development, sales and marketing and strategic acquisitions since our inception to achieve a leadership position in our market and grow our revenues and customer base. We intend to continue to increase our investment in product development in the coming years to maintain and build on this advantage. We also intend to invest heavily in sales and marketing both in the United States and internationally to further grow our business, and increase our general and administrative spending to support our growing operations and for operating as a newly public company. As such, to capitalize on the market opportunity we see ahead of us, we expect to continue to optimize our operating plans for revenue growth, and as a result continue experiencing operating losses, for the foreseeable future.

Components of Results of Operations

Revenues

We derive our revenues from subscription and professional services fees.

Subscription Revenues. Our subscription revenues consist principally of fees from customers for accessing the nCino Bank Operating System and maintenance and support services that we offer under non-cancellable multi-year contracts, which typically range from three to five years. Specifically, we offer:

•

Client onboarding, loan origination and deposit account opening applications targeted at a financial institution’s commercial, small business and retail lines of business, for which we generally charge on a per seat basis.

•

nIQ, first introduced in fiscal 2020, for which we generally charge based on the asset size of the customer or on a usage basis. Prior to our acquisitions of Visible Equity and FinSuite, they generally licensed their products under annual contracts that could be cancelled on 30-days’ notice. We will continue to support these customers under their legacy contracts until such contracts are renewed, cancelled or expire.

•	Maintenance and support services as well as internal-use or “sandbox” development licenses, for which we charge as a percentage of the related subscription fees.

Our subscription revenues are generally recognized ratably over the term of the contract beginning upon activation. For new customers, we may activate a portion of seats at inception of the agreement, with the balance activated at contractually specified points in time thereafter, to pattern our invoicing after the customer’s expected rate of implementation and adoption. Subscription fees are generally charged annually in advance. Where seats are activated in stages, we charge subscription fees from the date of activation through the anniversary of the initial activation date, and annually thereafter. Maintenance and support fees, as well as development licenses, are provided over the same periods as the related subscriptions, so fees are invoiced and revenues are recognized over the same periods. Subscription fees invoiced are recorded as deferred revenue pending recognition as revenues. In certain cases, we are authorized to resell access to Salesforce’s CRM solution along with the nCino Bank Operating System. When we resell such access, we charge a higher subscription price and remit a higher subscription fee to Salesforce for these subscriptions.

Professional Services Revenues. Professional services revenues consist of fees for implementation and configuration assistance, training and advisory services. For enterprise and larger regional financial institutions, we generally work with SIs to provide the majority of implementation services, for which these SIs bill our customers directly. We have historically delivered professional services ourselves for community banks and smaller credit unions. Revenues for implementation, training and advisory services are recognized on a proportional performance basis, based on labor hours incurred relative to total budgeted hours. To date, our losses on professional services contracts have not been material. During the initial go-live period for a customer, professional services revenues make up a substantial portion of our revenues from that customer, whereas over time, revenues from established customers are more heavily weighted to subscriptions. While professional services revenues will fluctuate as a percentage of total revenues in the future and tend to be higher in periods of faster growth, over time we expect to see subscription revenues make up an increasing proportion of our total revenues.

Cost of Revenues and Gross Margin

Cost of Subscription Revenues. Cost of subscription revenues primarily consists of fees paid to Salesforce for access to the Salesforce Platform, including Salesforce’s hosting infrastructure and data center operations. When we resell access to Salesforce’s CRM solution, cost of subscription revenues also includes the subscription fees we remit to Salesforce for providing such access. In addition, cost of subscription revenues includes personnel-related costs associated with delivering maintenance and support services, including salaries, benefits and stock-based compensation expense, travel and related costs, amortization of acquired developed technology, and allocated overhead. Our subscription gross margin will vary from period to period as a function of the utilization of support personnel and the extent to which we recognize subscription revenues from the resale of Salesforce’s CRM solution.

Cost of Professional Services Revenues. Cost of professional services revenues consists primarily of personnel-related costs associated with delivery of these services, including salaries, benefits and stock-based compensation expense, travel and related costs and allocated overhead. The cost of providing professional services is significantly higher as a percentage of the related revenues than for our subscription services due to direct labor costs. The cost of professional services revenues has increased in absolute dollars as we have added new customer subscriptions that require professional services and built-out our international professional services capabilities. Realized, effective billing and utilization rates drive fluctuations in our professional services gross margin on a period-to-period basis.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including salaries, sales commissions and incentives, benefits and stock-based compensation expense, travel and related costs. Beginning with fiscal 2020 and the adoption of Accounting Standards Update (ASU) No. 2014-09, we capitalize incremental costs incurred to obtain contracts, primarily consisting of sales commissions, and subsequently amortize these costs over the expected period of benefit, which we have determined to be approximately 4 years. Prior to fiscal 2020, these costs were expensed as incurred. Because of this change in accounting, sales and marketing expenses beginning in fiscal 2020 are not directly comparable to prior periods. Sales and marketing expenses also include outside consulting fees, marketing programs, including lead generation, costs of our annual user conference, advertising, trade shows, other event expenses, amortization of acquired customer relationships, and allocated overhead. We expect sales and marketing expenses will continue to increase as we expand our direct sales teams in the United States and internationally to address our market opportunity.

Research and Development. Research and development expenses consist primarily of salaries, benefits and stock-based compensation associated with our engineering, product and quality assurance personnel, as well as allocated overhead. Research and development expenses also include the cost of third-party contractors. Research and development costs are expensed as incurred. We expect research and development costs to continue to increase as we develop new functionality and make improvements to the nCino Bank Operating System.

General and Administrative. General and administrative expenses consist primarily of salaries, benefits and stock-based compensation associated with our executive, finance, legal, human resources, information technology, compliance and other administrative personnel. General and administrative expenses also include accounting, auditing and legal professional services fees, travel and other corporate-related expenses and allocated overhead. We expect that general and administrative expenses will continue to increase as we scale our business and as we incur costs associated with being a new publicly-traded company, including legal, audit and consulting fees.

Stock-Based Compensation

We have historically recorded stock-based compensation associated with stock options in cost of revenues and operating expenses as the related options vest. Beginning in the three and six months ended July 31, 2020, we have recorded stock-based compensation expenses associated with RSUs as cost of revenues and operating expenses as the liquidity-based vesting condition was satisfied upon the IPO. On the effective date of the IPO, we recognized an expense of $12.2 million for RSUs, representing the stock-based compensation associated with RSUs for which the time-based vesting condition had already been met. Going forward, stock-based compensation for both stock options and RSUs will be recognized as the time-based vesting conditions under such awards are met.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this prospectus. The following table presents our selected consolidated statement of operations data for fiscal 2018, 2019 and 2020 and six months ended July 31, 2019 and 2020 in both dollars and as a percentage of total revenues, except as noted.

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
($ In thousands, except share and per share amounts)
Revenues:
Subscription revenues	$38,048	$64,458	$103,265	$44,142	$74,182
Professional services revenues	20,094	27,076	34,915	17,672	19,295

Total revenues	58,142	91,534	138,180	61,814	93,477
Cost of revenues:
Cost of subscription revenue	12,581	19,995	31,062	13,585	22,019
Cost of professional services revenue	17,890	26,456	33,008	15,223	19,434

Total cost of revenue	30,471	46,451	64,070	28,808	41,453

Gross profit	27,671	45,083	74,110	33,006	52,024
Operating expenses:
Sales and marketing	20,954	31,278	44,440	18,468	27,852
Research and development	16,559	22,230	35,304	15,638	26,257
General and administrative	8,933	14,791	22,536	10,339	17,879

Total operating expenses	46,446	68,299	102,280	44,445	71,988

Loss from operations	(18,775)	(23,216)	(28,170)	(11,439)	(19,964)
Non-operating income (expense):
Interest income	260	1,193	988	583	211
Other	(24)	(89)	33	(727)	597

Loss before income tax expense	(18,539)	(22,112)	(27,149)	(11,583)	(19,156)
Income tax expense	50	194	586	338	400

Net loss	(18,589)	(22,306)	(27,735)	(11,921)	(19,556)
Net loss attributable to non-controlling interest	—	—	(141)	—	(408)
Adjustment attributable to non-controlling interest	—	—	—	—	267

Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)	$(11,921)	$(19,415)

Net loss per share attributable to nCino, Inc.:
Basic and diluted	$(0.27)	$(0.30)	$(0.35)	$(0.16)	$(0.23)

Weighted average number of common shares outstanding:
Basic and diluted	68,290,570	74,593,709	78,316,794	76,206,900	83,112,132

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Revenues:
Subscription revenues	65.4%	70.4%	74.7%	71.4%	79.4%
Professional services revenues	34.6	29.6	25.3	28.6	20.6

Total revenues	100.0	100.0	100.0	100%	100%
Cost of Revenues (percentage shown in comparison to related revenues):
Cost of subscription revenues	33.1	31.0	30.1	30.8	29.7
Cost of professional services revenues	89.0	97.7	94.5	86.1	100.7

Total cost of revenues	52.4	50.7	46.4	46.6	44.3

Gross profit	47.6	49.3	53.6	53.4	55.7

Operating Expenses:
Sales and marketing	36.0	34.2	32.2	29.9	29.8
Research and development	28.5	24.3	25.5	25.3	28.1
General and administrative	15.4	16.2	16.3	16.7	19.1

Total operating expenses	79.9	74.7	74.0	71.9	77.0

Loss from operations	(32.3)	(25.4)	(20.4)	(18.5)	(21.3)

Non-operating Income (Expense)
Interest income	0.4	1.3	0.7	0.9	0.2
Other	—	(0.1)	—	(1.2)	(0.6)

Loss before income tax expense	(31.9)	(24.2)	(19.7)	(18.8)	(20.5)
Income tax expense	0.1	0.2	0.4	0.5	0.4

Net loss	(32.0)%	(24.4)%	(20.1)%	(19.3)%	(20.9)%

Comparison of the Six Months ended July 31, 2020 and 2019

Revenues

	Six Months Ended July 31,
($ in thousands)	2019		2020
Revenues:
Subscription revenues	$44,142	71.4%	$74,182	79.4%
Professional services revenues	17,672	28.6	19,295	20.6

Total revenues	$61,814	100.0%	$93,477	100.0%

Subscription Revenues

Subscription revenues increased $30.0 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, primarily due to new customer additions, including customers added as a result of our acquisitions of Visible Equity and FinSuite, as well as expansion from existing customers within and across lines of business and price increases. Of the increase, 71.6% was attributable to increased revenues from existing customers as additional seats were activated in accordance with contractual terms and customers expanded their adoption of our solution, 16.1% was attributable to revenues from Visible Equity and FinSuite, and 12.3% was attributable to revenues from new nCino Bank Operating System customers. Subscription revenues were 79.4% of total revenues for the six months ended July 31, 2020 compared to 71.4% of total revenues for the six months ended July 31, 2019, reflecting the growth in our installed base.

Professional Services Revenues

Professional services revenues increased $1.6 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, primarily due to the addition of new customers as well as expanded adoption by existing customers within and across lines of business where implementation, configuration and training services were required.

Cost of Revenues and Gross Margin

	Six Months Ended July 31,
($ in thousands)	2019		2020
Cost of Revenues (percentage shown in comparison to related revenues):
Cost of subscription revenues	$13,585	30.8%	$22,019	29.7%
Cost of professional services revenues	15,223	86.1	19,434	100.7

Total cost of revenues	$28,808	46.6	$41,453	44.3

Gross profit	$33,006	53.4	$52,024	55.7

Cost of Subscription Revenues

Cost of subscription revenues increased $8.4 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, generating a gross margin for subscription revenues of 70.3% compared to a gross margin of 69.2% for the six months ended July 31, 2019. Costs related to Salesforce user fees increased $5.8 million as we continued to add new customers and sold additional functionality to existing customers, and personnel costs increased $1.1 million as we added new employees. Stock-based compensation expense increased $0.2 million related to RSUs vesting upon the IPO. Amortization expense for acquired developed technology related to the acquisitions of Visible Equity and Finsuite increased $0.7 million due to amortization expense during the full period for the six months ended July 31, 2020. Other costs of subscription revenues increased $0.5 million due to data services purchased for resale. We expect the cost of subscription revenues will continue to increase in absolute dollars as the number of users of the nCino Bank Operating System grows.

Cost of Professional Services Revenues

Cost of professional services revenues increased $4.2 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, generating a gross margin for professional services of (0.7)% compared to a gross margin of 13.9% for the six months ended July 31, 2019. Excluding the effect of additional stock-based compensation expense related to RSUs resulting from our IPO, gross margin for professional services for the six months ended July 31, 2020 was 9.7%. For the six months ended July 31, 2020, personnel costs increased $3.3 million for the professional services team compared to the prior year period due to increased headcount. Stock-based compensation expense increased $2.0 million related to RSUs vesting upon the IPO. Allocated overhead costs increased $0.3 million compared to the prior year period due to growth supporting our continued business expansion. These increases were partially offset by a $1.1 million decrease in reimbursable, and a $0.3 million decrease in non-reimbursable, travel and related expenses for the professional service organization due to COVID-19-related travel restrictions. The decrease in our professional services gross margin for the six months ended July 31, 2020 was due to the mix of SI or Company led implementations and additional stock-based compensation expense.

Excluding the effect of IPO associated expenses related to RSUs, we expect the cost of professional services revenues to increase in absolute dollars in the near term as we add new customer subscriptions that require professional services. For the balance of fiscal 2021, we expect reduced professional services gross margins as utilization is adversely affected by travel restrictions and work-from-home restrictions resulting from COVID-19.

Operating Expenses

	Six Months Ended July 31,
($ in thousands)	2019		2020
Operating Expenses:
Sales and marketing	$18,468	29.9%	$27,852	29.8%
Research and development	15,638	25.3	26,257	28.1
General and administrative	10,339	16.7	17,879	19.1

Total operating expenses	44,445	71.9	71,988	77.0

Loss from operations	$(11,439)	(18.5)%	$(19,964)	(21.3)%

Sales and Marketing

Sales and marketing expenses increased $9.4 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, primarily due to an increase of $6.4 million in personnel costs resulting from an increase in headcount on the sales and marketing teams. Stock-based compensation expense increased $3.1 million related to RSUs vesting upon the IPO. The increase in sales and marketing expenses also included a $0.8 million increase in allocated overhead costs and a $0.4 million increase in outside consulting fees due to growth supporting our continued business expansion. Amortization expense for acquired customer relationships related to the acquisition of Visible Equity increased $0.7 million due to amortization expense during the full period for the six months ended July 31, 2020. The increase in sales and marketing expenses for the six months ended July 31, 2020 was partially offset by a decrease of $0.4 million in marketing costs and a decrease of $1.6 million in sales-related travel costs due to COVID-19-related travel restrictions.

Our sales and marketing headcount grew by 49 from July 31, 2019 to July 31, 2020. Excluding the effect of IPO associated expenses related to RSUs, we expect sales and marketing expenses to increase in absolute dollars as we invest in expanding our customer base and user adoption.

Research and Development

Research and development expenses increased $10.6 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, primarily due to an increase of $7.2 million in personnel costs resulting from continued growth in headcount and a $0.8 million increase in allocated overhead costs due to growth supporting our continued business expansion. Stock-based compensation expense increased $2.7 million related to RSUs vesting upon the IPO.

Our research and development headcount grew by 108 from July 31, 2019 to July 31, 2020. Excluding the effect of IPO associated expenses related to RSUs, we expect research and development expenses to increase in absolute dollars due to higher headcount as we develop new applications and further enhance the nCino Bank Operating System.

General and Administrative

General and administrative expenses increased $7.5 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, primarily due to stock-based compensation expense of $4.2 million related to RSUs vesting upon the IPO, partially offset by $1.2 million of stock-based compensation expense for the accelerated vesting of an executive for the six months ended July 31, 2019 that did not occur for the six months ended July 31, 2020. Personnel costs increased $2.0 million from increased headcount as we continued to scale our business. Third party professional fees increased $1.0 million for the six months ended July 31, 2020 compared to the six months ended July 31, 2019, mostly attributable to costs related to the Company’s IPO. Allocated overhead and other general and administrative costs increased $1.7 million, which consisted primarily of bad debt expense, charitable contributions and insurance costs.

Our general and administrative headcount grew by 35 from July 31, 2019 to July 31, 2020. Excluding the effect of IPO associated expenses related to RSUs, we expect general and administrative expenses to increase in absolute dollars in the near term, primarily due to higher headcount to support our continued growth and additional expenses for our transition to, and continuing costs of, being a public company.

Effects of COVID-19

COVID-19 began affecting our business in our first quarter fiscal 2021. To date, we have not experienced a material increase in customers’ delaying purchase decisions or cancellations nor have we had a material impact from vendors and third-party service providers we rely on. Beginning in mid-March 2020, we implemented a company-wide work-from-home requirement for all of our employees and suspended all work-related travel. In addition, we shifted our conferences and other marketing events to virtual-only for the foreseeable future. We expect these restrictions to stay in effect during the third quarter of fiscal 2021 and could extend further into future quarters. To the extent COVID-19 has measurably affected our historical financial results, we have noted such effects in the discussion above. We are aware that there are effects of the COVID-19 pandemic in terms of efficiency, productivity, workforce retention and other matters that are not directly measurable. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments unknown and unpredictable at this time, including the duration, severity and spread of the pandemic, the effects of the pandemic on financial institutions generally as well as on our customers, their clients and on our business partners in particular, restrictions on travel and other actions that may be taken by governmental authorities and other factors. For further information, please see, “—Factors Affecting Our Operating Results—COVID-19 Effects on Demand for Our Solutions” and “Risk Factors—Uncertain or weakened economic conditions, including as a result of the recent coronavirus outbreak, may adversely affect our industry, business and results of operations.”

Comparison of the Fiscal Years ended January 31, 2020 and 2019

Revenues

	Fiscal Year Ended January 31,
($ in thousands)	2019		2020
Revenues:
Subscription revenues	$64,458	70.4%	$103,265	74.7%
Professional services revenues	27,076	29.6	34,915	25.3

Total revenues	$91,534	100.0%	$138,180	100.0%

Subscription Revenues

Subscription revenues increased $38.8 million for fiscal 2020 compared to fiscal 2019, primarily due to new customer additions, including customers added as a result of our acquisitions of Visible Equity and FinSuite, as well as expansion from existing customers within and across lines of business and price increases. Of the increase, 61.7% was attributable to increased revenues from existing customers as additional seats were activated in accordance with contractual terms and customers expanded their adoption of our solution, 15.4% was attributable to revenues from Visible Equity and FinSuite, and 22.9% was attributable to revenues from new nCino Bank Operating System customers. Subscription revenues were 74.7% of total revenues for fiscal 2020, compared to 70.4% of total revenues for fiscal 2019, reflecting the growth in our installed base.

Professional Services Revenues

Professional services revenues increased $7.8 million for fiscal 2020 compared to fiscal 2019, primarily due to the addition of new customers, as well as expanded adoption by existing customers within and across lines of business where implementation, configuration and training services were required. For fiscal 2020, $2.9 million of professional services revenues was reimbursable travel and expense related to professional services projects at customer locations compared to $2.5 million for fiscal 2019.

Cost of Revenues and Gross Margin

	Fiscal Year Ended January 31,
($ in thousands)	2019		2020
Cost of Revenues (percentage shown in comparison to related revenues):
Cost of subscription revenues	$19,995	31.0%	$31,062	30.1%
Cost of professional services revenues	26,456	97.7	33,008	94.5

Total cost of revenues	$46,451	50.7	$64,070	46.4

Gross profit	$45,083	49.3%	$74,110	53.6%

Cost of Subscription Revenues

Cost of subscription revenues increased $11.1 million for fiscal 2020 compared to fiscal 2019, generating a gross margin for subscription revenues of 69.9% compared to a gross margin of 69.0% for fiscal 2019. Costs related to Salesforce user fees increased $7.5 million as we continued to add new customers and sold additional functionality to existing customers, and personnel costs increased $1.9 million as we added new employees. Allocated overhead costs for fiscal 2020 increased $1.0 million compared to fiscal 2019 due to headcount growth in our global customer support organization. Other costs of subscription revenues increased $0.7 million due to third-party data integration and nIQ hosting expenses.

Cost of Professional Services Revenues

Cost of professional services revenues increased $6.6 million for fiscal 2020 compared to fiscal 2019, generating a gross margin for professional services of 5.5% compared to a gross margin of 2.3% for fiscal 2019. Personnel costs for fiscal 2020 increased $5.1 million for the professional services team compared to fiscal 2019 primarily due to increased headcount. Reimbursable travel and expenses related to professional services projects at customer locations for fiscal 2020 increased $0.4 million compared to fiscal 2019. Allocated overhead costs for fiscal 2020 increased $0.9 million and travel related expenses increased $0.3 million compared to fiscal 2019 due to growth supporting our continued business expansion. The increase in cost of professional services revenues was partially offset by a $0.1 million decrease in other services. The increase in our professional services gross margin in fiscal 2020 was primarily due to higher utilization and effective billing rates in our maturing international professional services practice.

Operating Expenses

	Fiscal Year Ended January 31,
($ in thousands)	2019		2020
Operating Expenses:
Sales and marketing	$31,278	34.2%	$44,440	32.2%
Research and development	22,230	24.3	35,304	25.5
General and administrative	14,791	16.2	22,536	16.3

Total operating expenses	68,299	74.7	102,280	74.0

Loss from operations	$(23,216)	(25.4)%	$(28,170)	(20.4)%

Sales and Marketing

Sales and marketing expenses increased $13.2 million for fiscal 2020 compared to fiscal 2019, primarily due to an increase of $8.4 million in personnel costs resulting from an increase in headcount on the sales and marketing teams and a $1.7 million increase in marketing costs, including direct costs of conference attendance and sponsorships, and a $1.0 million increase in sales-related travel costs. Our sales and marketing headcount grew from 140 at January 31, 2019 to 221 at January 31, 2020. The increase in sales and marketing expenses also included a $2.4 million increase in allocated overhead costs due to growth supporting our continued business expansion. The increase in sales and marketing expenses in fiscal 2020 was partially offset by a net reduction of $2.4 million in incremental costs incurred to obtain contracts, primarily consisting of sales commissions, as we began capitalizing and amortizing such expenses in fiscal 2020, and by a $0.3 million reduction in the use of third-party consultants.

Research and Development

Research and development expenses increased $13.1 million for fiscal 2020 compared to fiscal 2019, primarily due to an increase of $10.5 million in personnel costs, resulting from continued increases in headcount, both organically and from acquisitions, a $0.6 million increase in the use of third-party contractors as we continued to invest in the nCino Bank Operating System, a $0.2 million increase in travel and meeting expenses, and a $1.8 million increase in allocated overhead costs due to growth supporting our continued business expansion. Our research and development headcount grew from 153 at January 31, 2019 to 265 at January 31, 2020.

General and Administrative

General and administrative expenses increased $7.7 million for fiscal 2020 compared to fiscal 2019, primarily due to an increase of $4.4 million in personnel costs, due to increases in headcount as we continue to scale our business. Our general and administrative headcount grew from 63 at January 31, 2019 to 102 at January 31, 2020. Third party professional fees increased $3.7 million from fiscal 2019 to fiscal 2020, including $1.7 million of transaction-related costs incurred related to acquisitions and our IPO. Travel and meeting expenses increased $0.4 million due to headcount growth and strategic initiatives. Allocated overhead and other general and administrative costs decreased $0.8 million, which consisted primarily of a $1.5 million decrease in tax related fees and assessments primarily due to revisions in prior year sales and use tax estimates, partially offset by higher insurance and occupancy costs.

Comparison of the Fiscal Years Ended January 31, 2019 and 2018

Revenues

	Fiscal Year Ended January 31,
($ in thousands)	2018		2019
Revenues:
Subscription revenues	$38,048	65.4%	$64,458	70.4%
Professional services revenues	20,094	34.6	27,076	29.6

Total revenues	$58,142	100.0%	$91,534	100.0%

Subscription Revenues

Subscription revenues increased $26.4 million for fiscal 2019 compared to fiscal 2018, primarily due to new customer additions, as well as expansion from existing customers within and across lines of business and price increases. Of the increase, 78.1% was attributable to increased revenues from existing customers as additional seats were activated in accordance with contractual terms and customers expanded their adoption of our solution, and 21.9% was attributable to revenues from new nCino Bank Operating System customers. Subscription revenues were 70.4% of total revenues for fiscal 2019, compared to 65.4% of total revenues for fiscal 2018, reflecting the growth in our installed base and increasing sales to larger financial institutions where SIs provide a substantial portion of professional services.

Professional Services Revenues

Professional services revenues increased $7.0 million for fiscal 2019 compared to fiscal 2018, primarily due to the addition of new customers, as well as expanded adoption by existing customers within and across lines of business where implementation, configuration and training services were required. For fiscal 2019, $2.5 million of professional services revenues was reimbursable travel and expense related to professional services projects at our customer locations compared to $1.8 million for fiscal 2018.

Cost of Revenues and Gross Margin

	Fiscal Year Ended January 31,
	2018		2019
($ in thousands)
Cost of revenues:
Cost of subscription revenues	$12,581	33.1%	$19,995	31.0%
Cost of professional services revenues	17,890	89.0	26,456	97.7

Total cost of revenues	$30,471	52.4	$46,451	50.7

Gross profit	$27,671	47.6	$45,083	49.3

Cost of Subscription Revenues

Cost of subscription revenues increased $7.4 million for fiscal 2019 compared to fiscal 2018, generating a gross margin for subscription revenues of 69.0% compared to a gross margin of 66.9% for fiscal 2018. Costs related to Salesforce user fees increased $5.8 million as we continued to add new customers and sold additional functionality to existing customers, and personnel costs increased $1.2 million as we added new employees. Allocated overhead costs for fiscal 2019 increased $0.2 million and travel related expenses increased $0.1 million due to growth supporting our continued business expansion compared to fiscal 2018.

Cost of Professional Services Revenues

Cost of professional services revenues increased $8.6 million for fiscal 2019 compared to fiscal 2018, generating a gross margin for professional services of 2.3% compared to a gross margin of 11.0% for fiscal 2018. Personnel costs for fiscal 2019 increased $6.9 million for the professional services team compared to fiscal 2018 primarily due to increased headcount. Reimbursable travel and expenses related to professional services projects at customer locations for fiscal 2019 increased $0.7 million compared to fiscal 2018. Allocated overhead costs for fiscal 2019 increased $1.0 million compared to fiscal 2018 due to growth supporting our continued business expansion. The decrease in our professional services gross margin in fiscal 2019 was primarily driven by investments in our international professional services operations as we expanded our international presence.

Operating Expenses

	Fiscal Year Ended January 31,
	2018		2019
($ in thousands)
Operating expenses (as a percentage of total revenues):
Sales and marketing	$20,954	36.0%	$31,278	34.2%
Research and development	16,559	28.5	22,230	24.3
General and administrative	8,933	15.4	14,791	16.2

Total operating expenses	$46,446	79.9%	$68,299	74.7%

Sales and Marketing

Sales and marketing expenses increased $10.3 million for fiscal 2019 compared to fiscal 2018, primarily due to an increase of $6.3 million in personnel costs resulting from an increase in headcount on the sales and marketing teams, a $1.7 million increase in sales-related travel costs, a $0.8 million increase in the use of third-party service providers to support our expanding sales and a $0.7 million increase in marketing costs, including direct costs of conference attendance and sponsorships. Our sales and marketing headcount grew from 110 at January 31, 2018 to 140 at January 31, 2019. The increase in sales and marketing expenses also included a $0.8 million increase in allocated overhead costs due to growth supporting our continued business expansion.

Research and Development

Research and development expenses increased $5.7 million for fiscal 2019 compared to fiscal 2018, primarily due to an increase of $4.3 million in personnel costs, resulting from continued increases in headcount, a $0.5 million increase in the use of third-party contractors as we continued to invest in the nCino Bank Operating System, and a $0.9 million increase in allocated overhead costs due to growth supporting our continued business expansion. Our research and development headcount grew from 111 at January 31, 2018 to 153 at January 31, 2019.

General and Administrative

General and administrative expenses increased $5.9 million for fiscal 2019 compared to fiscal 2018, primarily due to an increase of $3.2 million in personnel costs, due to increases in headcount as we continue to scale our business, a $0.4 million increase in fees for professional services and a $0.1 million increase in travel and meeting expenses. Our general and administrative headcount grew from 45 at January 31, 2018 to 63 at January 31, 2019. Allocated overhead and other general and administrative costs increased $2.2 million, which consisted primarily of a $1.1 million increase in tax related fees and assessments, primarily due to an increase in estimated sales tax liability and an increase in insurance and occupancy costs.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the periods presented. In management’s opinion, the data below has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following quarterly financial data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
(in thousands, except share and per share data)	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
Revenues:
Subscription revenues	$13,375	$15,901	$16,469	$18,713	$21,032	$23,110	$27,673	$31,450	$34,831	$39,351
Professional services revenues	5,689	6,729	7,194	7,464	8,804	8,868	10,189	7,054	9,881	9,414

Total revenues	19,064	22,630	23,663	26,177	29,836	31,978	37,862	38,504	44,712	48,765
Cost of revenues
Cost of subscription revenues	4,252	4,781	5,262	5,700	6,502	7,083	8,243	9,234	10,099	11,920
Cost of professional services revenues	5,867	6,267	6,948	7,374	7,536	7,687	8,646	9,139	8,767	10,667

Total cost of revenues	10,119	11,048	12,210	13,074	14,038	14,770	16,889	18,373	18,866	22,587

Gross profit	8,945	11,582	11,453	13,103	15,798	17,208	20,973	20,131	25,846	26,178

Operating expenses:
Sales and marketing	5,833	7,909	7,844	9,692	8,015	10,453	12,602	13,370	12,226	15,626
Research and development	4,595	4,941	5,823	6,871	7,366	8,272	9,534	10,132	10,965	15,292
General and administrative	2,922	4,217	2,806	4,846	3,909	6,430	5,557	6,640	6,926	10,953

Total operating expenses	13,350	17,067	16,473	21,409	19,290	25,155	27,693	30,142	30,117	41,871

Loss from operations	(4,405)	(5,485)	(5,020)	(8,306)	(3,492)	(7,947)	(6,720)	(10,011)	(4,271)	(15,693)

Non-operating income (expense):
Interest income	255	300	330	308	318	265	99	306	156	55
Other	(41)	(94)	(222)	268	(109)	(618)	690	70	(520)	1,117

Loss before income tax expense	(4,191)	(5,279)	(4,912)	(7,730)	(3,283)	(8,300)	(5,931)	(9,635)	(4,635)	(14,521)
Income tax expense	60	45	14	75	136	202	158	90	197	203

Net loss	(4,251)	(5,324)	(4,926)	(7,805)	(3,419)	(8,502)	(6,089)	(9,725)	(4,832)	(14,724)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	(60)	(81)	(176)	(232)
Adjustment attributable to non-controlling interest	—	—	—	—	—	—	—	—	113	154

Net loss attributable to nCino, Inc.	$(4,251)	$(5,324)	$(4,926)	$(7,805)	$(3,419)	$(8,502)	$(6,029)	$(9,644)	$(4,769)	$(14,646)

Net loss per share attributable to nCino, Inc.:
Basic and diluted	$(0.06)	$(0.07)	$(0.07)	$(0.11)	$(0.05)	$(0.11)	$(0.08)	$(0.12)	$(0.06)	$(0.17)

Weighted average number of common shares outstanding:
Basic and diluted	73,124,338	73,708,415	75,647,526	73,124,338	75,986,517	76,420,098	79,382,419	81,402,156	81,560,762	84,629,777

	Three Months Ended
	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019	April 30, 2019	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020
Revenues:
Subscription revenues	70.2%	70.3%	69.6%	71.5%	70.5%	72.3%	73.1%	81.7%	77.9%	80.7%
Professional services revenues	29.8	29.7	30.4	28.5	29.5	27.7	26.9	18.3	22.1	19.3

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues (percentage shown in comparison to related revenues):
Cost of subscription revenues	31.8	30.1	32.0	30.5	30.9	30.6	29.8	29.4	29.0	30.3
Cost of professional services revenues	103.1	93.1	96.6	98.8	85.6	86.7	84.9	129.6	88.7	113.3

Total cost of revenues	53.1	48.8	51.6	49.9	47.1	46.2	44.6	47.7	42.2	46.3

Gross profit	46.9	51.2	48.4	50.1	52.9	53.8	55.4	52.3	57.8	53.7

Operating expenses:
Sales and marketing	30.6	34.9	33.1	37.0	26.9	32.7	33.3	34.7	27.3	32.0
Research and development	24.1	21.8	24.6	26.2	24.7	25.9	25.2	26.3	24.5	31.4
General and administrative	15.3	18.6	11.9	18.5	13.1	20.1	14.7	17.2	15.5	22.5

Total operating expenses	70.0	75.3	69.6	81.7	64.7	78.7	73.2	78.2	67.3	85.9

Loss from operations	(23.1)	(24.1)	(21.2)	(31.6)	(11.8)	(24.9)	(17.8)	(25.9)	(9.5)	(32.2)

Non-operating income (expense):
Interest income	1.3	1.3	1.4	1.2	1.1	0.8	0.3	0.8	0.3	0.1
Other	(0.2)	(0.4)	(0.9)	1.0	(0.4)	(1.9)	1.8	0.2	(1.2)	2.3

Loss before income tax expense	(22.0)	(23.2)	(20.7)	(29.4)	(11.1)	(26.0)	(15.7)	(24.9)	(10.4)	(29.8)
Income tax expense	0.3	0.2	0.1	0.3	0.5	0.6	0.4	0.2	0.4	0.4

Net loss	(22.3)%	(23.4)%	(20.8)%	(29.7)%	(11.6)%	(26.6)%	(16.1)%	(25.1)%	(10.8)%	(30.2)%

Quarterly Trends

We have experienced rapid growth in our business in recent periods and as a result, our revenues, margins and operating expenses have fluctuated for a variety of reasons. We expect quarterly fluctuations in our operating results to continue for the foreseeable future.

Our total revenues increased consecutively for all periods presented primarily due to increased subscription revenues from new customers and expansion within existing customers. Variability in professional services revenues from quarter to quarter is driven primarily by the mix of engagements where we perform integration services versus those where our SI partners perform such services. Over the past ten quarters, professional services revenues have generally trended down as a percentage of total revenues, as we have increasingly penetrated larger financial institutions where we rely more heavily on our SI partners for these engagements. Our subscription gross margins have gradually improved over the quarters presented as we benefited from the mix of solutions sold. Professional services gross margins can vary substantially from quarter to quarter, based in part on the mix of engagements where we, as opposed to our SI partners, provide professional services. In the quarter ended January 31, 2020, we recorded negative professional services margins due to project mix, and in the quarter ended July 31, 2020, we recorded negative professional services gross margins primarily as a result of the one-time increase in stock-based compensation expenses as a result of our IPO.

Total operating expenses generally increased consecutively for all periods presented due primarily to increases in headcount and other related personnel costs, including stock-based compensation expenses, to support our growth quarter-over-quarter. We plan to continue our investment in sales and marketing for the foreseeable future and incur additional costs for increased headcount for our sales department. The decreased sales and marketing expenses in the quarter ended April 30, 2019 compared to the previous quarter was driven by seasonality of commissions achievement and conferences. We also plan to continue our investment in research and development for the foreseeable future as we focus on developing new applications and further enhancing the nCino Bank Operating System. For the foreseeable future, we also expect to continue to expand our general and administrative functions to support the continued growth of our business and our operations as a public company. During the second quarter of fiscal 2021, we experienced a significant one-time increase in operating expenses from stock-based compensation expenses that was due to the initial expense related to employee RSUs vesting as a result of the completion of our IPO on July 16, 2020 of $10.0 million.

Liquidity and Capital Resources

As of July 31, 2020, we had $388.2 million in cash and cash equivalents, and an accumulated deficit of $140.1 million. In July 2020, we received net proceeds of $268.4 million upon completion of our IPO on July 16, 2020. Our net losses have been driven by our investments in developing the nCino Bank Operating System, expanding our sales and marketing organization and scaling our finance and administrative functions to support our rapid growth. We expect to continue to incur operating losses for the foreseeable future.

To date, we have funded our capital needs through issuances of common stock and collections from our customers. In July 2020, we closed our IPO of 9,269,000 shares of common stock (including shares issued pursuant to the exercise in full of the underwriters’ options to purchase additional shares) at a public offering price of $31.00 per share, resulting in aggregate net proceeds to us of $268.4 million after deducting underwriting discounts and commissions. We paid $1.3 million in additional IPO related costs during the six months ended July 31, 2020. We generally bill and collect from our customers annually in advance. Our billings are subject to seasonality, with billings in the first and fourth quarters of our fiscal year substantially higher than in the second and third quarters. Because we recognize revenues ratably, our deferred revenue balance mirrors the seasonality of our billings. In addition, our advanced billing and collection coupled with our recent growth has resulted in our cash used in operating activities generally being less than our net operating losses in recent periods.

We believe that current cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts to enhance the nCino Bank Operating System and introduce new applications, market acceptance of our solution, the continued expansion of our sales and marketing activities, investments in office facilities and other capital expenditure requirements and any potential future acquisitions. We may from time-to-time seek to raise additional capital to support our growth. Any equity financing we may undertake could be dilutive to our existing stockholders, and any debt financing we may undertake could require debt service and financial and operational covenants that could adversely affect our business. There is no assurance we would be able to obtain future financing on acceptable terms or at all.

nCino K.K.

In fiscal 2020, we established nCino K.K., a Japanese company in which we own a controlling interest, for purposes of facilitating our entry into the Japanese market. We have consolidated the results of operations and financial condition of nCino K.K. since its inception. Pursuant to an agreement with the holders of the non-controlling interest in nCino K.K., beginning in 2027 we may redeem the non-controlling interest, or be required to redeem such interest by the holders thereof, based on a prescribed formula derived from the relative revenues of nCino K.K. and the Company. The balance of the redeemable non-controlling interest is reported on our balance sheet below total liabilities but above stockholders’ equity at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. As of January 31, 2020 and July 31, 2020, the redeemable non-controlling interest of non-controlling interests in nCino K.K. was $4.4 million.

Cash Flows

Summary Cash Flow information for fiscal 2018, 2019 and 2020 are set forth below.

	January 31,			Six Months Ended July 31,
(In thousands)	2018	2019	2020	2019	2020
Net cash (used in) provided by operating activities	$(15,958)	$(4,589)	$(8,998)	$10,707	$31,906
Net cash used in investing activities	(2,837)	(7,965)	(58,027)	(50,843)	(2,936)
Net cash (used in) provided by financing activities	70,137	6,260	84,091	537	(267,891)

Net Cash (Used in) Provided by Operating Activities

The $31.9 million provided by operating activities in the six months ended July 31, 2020 reflects our net loss of $19.6 million, offset by $20.9 million in non-cash charges and $30.6 million generated by changes in working capital accounts. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization, and amortization of costs capitalized to obtain revenue contracts. Cash generated by working capital accounts was principally a function of a $25.2 million increase in our deferred revenue, as we expanded our customer base and renewed existing customers, and a $12.6 million decrease in accounts receivable. The cash generated by working capital accounts was partially offset by a $3.5 million decrease in accounts payable and accrued expenses and other liabilities, a decrease of $0.1 million in deferred rent, and payments of $3.6 million of capitalized costs to obtain revenue contracts, which consisted primarily of sales commissions.

The $10.7 million provided by operating activities in the six months ended July 31, 2019 reflects our net loss of $11.9 million, offset by $6.5 million in non-cash charges and $16.1 million generated by changes in working capital accounts. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization, and amortization of costs capitalized to obtain revenue contracts. Cash generated by working capital accounts was principally a function of a $14.4 million increase in our deferred revenue, as we expanded our customer base and renewed existing customers, a $1.0 million increase in deferred rent, and a $4.2 million decrease in accounts receivable. The cash generated by working capital accounts was partially offset by a $1.6 million decrease in accounts payable and accrued expenses and other liabilities, a $0.1 million increase in prepaid expenses and other assets, and payments of $1.8 million of capitalized costs to obtain revenue contracts, which consisted primarily of sales commissions.

The $9.0 million we used in operating activities in fiscal 2020 was driven by our net loss of $27.7 million, partially offset by $13.7 million in non-cash charges and $5.1 million generated by changes in working capital accounts. Cash generated by working capital accounts was principally a function of a $22.0 million increase in our deferred revenue, as we expanded our customer base and renewed existing customers, and a $3.5 million increase in accounts payable and accrued expenses and other liabilities. The cash generated by working capital accounts was partially offset by an increase of $14.2 million in accounts receivable due to the timing of collections from customers, payments of $5.6 million of capitalized costs to obtain revenue contracts, which consist primarily of sales commissions, and a $1.6 million increase in prepaid expenses and other assets.

The $4.6 million we used in operating activities in fiscal 2019 was driven by our net loss of $22.3 million, partially offset by $5.7 million in non-cash charges and $12.1 million generated by changes in working capital accounts. Cash generated by working capital accounts was principally a function of a $13.5 million increase in our deferred revenue, as we expanded our customer base and renewed existing customers, and a $4.7 million increase in accounts payable and accrued expenses. The cash generated by working capital accounts was partially offset by an increase of $5.7 million in accounts receivable due to the timing of collections from customers and a $1.2 million increase in prepaid expenses and other assets.

The $16.0 million we used in operating activities in fiscal 2018 was driven by our net loss of $18.6 million and $1.8 million used in working capital accounts, partially offset by $4.5 million in non-cash charges. Cash used in working capital was principally a function of a $12.4 million increase in accounts receivable due to the timing of collections from customers, partially offset by a $10.8 million increase in deferred revenue, as we expanded our customer base and renewed existing customers.

Net Cash (Used in) Provided by Investing Activities

In fiscal 2020, we used $52.3 million in investing activities to acquire Visible Equity and FinSuite for their product offerings, domain expertise, analytics and data recognition capabilities.

We used $5.8 million, $8.0 million and $2.8 million in investing activities in fiscal 2020, 2019 and fiscal 2018, respectively. We used $2.9 million in investing activities in the six months ended July 31, 2020 for the purchase of property and equipment and leasehold improvements to support the expansion of our business. The $50.8 million used in investing activities in the six months ended July 31, 2019 comprised of $2.6 million used for the purchase of property and equipment and leasehold improvements to support the expansion of our business and $48.2 million used in the acquisition of Visible Equity.

Net Cash Provided by Financing Activities

The $267.9 million provided by financing activities in the six months ended July 31, 2020 was comprised $268.4 million in proceeds from the initial public offering in July 2020, net of underwriting discounts and commissions and $0.9 million of proceeds from the exercise of stock options. The cash provided by financing activities was partially reduced by payments of $1.3 million in costs related to the IPO. The $0.5 million provided by financing activities in the six months ended July 31, 2019 was comprised of proceeds from the exercise of stock options.

The $84.1 million provided by financing activities in fiscal 2020 was comprised principally of $79.9 million in proceeds from equity financings, net of issuance costs, as well as $4.5 million in proceeds from the non-controlling interest for our Japan joint venture and $1.0 million of proceeds from the exercise of stock options. The cash provided by financing activities was partially offset by payments of $1.4 million in deferred costs associated with our IPO. The $6.3 million provided by financing activities in fiscal 2019 was comprised of proceeds from the exercise of stock options. The $70.1 million provided by financing activities in fiscal 2018 was comprised principally of $69.2 million in proceeds from equity financings, net of issuance costs, as well as $0.9 million of proceeds from the exercise of stock options.

Contractual Obligations and Commitments

Our principal commitments consist of future minimum lease payments under non-cancelable operating leases related to our facilities and equipment and a minimum purchase commitment to a related party. The following table summarizes our contractual obligations and commitments as of January 31, 2020.

	Payment due by period (in thousands)
(In thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations	$6,068	$8,338	$4,521	$3,798	$22,725
Purchase commitments	200	—	—	—	200

Total	$6,268	$8,338	$4,521	$3,798	$22,925

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

At July 31, 2020, we had cash and cash equivalents of $388.2 million, which consisted primarily of bank deposits and money market funds. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results included in this prospectus. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar and the functional currency of each of our subsidiaries is its local currency. The assets and liabilities of each of our subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenues and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenues and other operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains or losses due to transactions in foreign currencies are included in “Non-operating income (expense), Other” in our consolidated statements of operations. Furthermore, our customers outside of the United States typically pay us in local currency. We have not engaged in hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results or financial condition.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Effective February 1, 2019, we adopted the requirement of Accounting Standards Update, or ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) utilizing the modified retrospective method of transition. Prior period information has not been restated and continues to be reported under the accounting standards in effect for those periods. The new revenue standard was applied to contracts that were not completed as of the adoption date, consistent with transition guidance. For further information regarding the effects of the adoption of Topic 606 on revenue recognition, please refer to Note 2 to our Consolidated Financial Statements appearing elsewhere in this prospectus.

We derive our revenues from subscriptions and professional services. We recognize revenues when a contract exists between the Company and a customer and upon transfer of control of promised products or services to such customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of subscriptions and professional services, which may be capable of being distinct and accounted for as separate performance obligations, or in the case of offerings such as subscriptions, services and support, accounted for as a single performance obligation. Revenues are recognized net of allowances and any taxes collected from customers, which are subsequently remitted to governmental authorities.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenues when, or as, the Company satisfies a performance obligation

Subscription Revenues

Subscription revenues primarily consist of fees for providing customers access to our cloud applications, with routine customer support and maintenance related to email and phone support, bug fixes, and unspecified software updates and upgrades released when and if available during the maintenance term. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer, which we believe best reflects the manner in which our customers utilize our subscription offerings. Arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time and, as a result, are accounted for as a service contract. Generally, our subscription contracts are three years or longer in length, billed annually in advance, are non-cancelable and do not contain refund-type provisions. Any subscription arrangements that are cancelable generally have penalty clauses.

Professional Services Revenues

Professional services revenues primarily consist of fees for deployment, configuration and optimization services, as well as training. The majority of our professional services contracts are billed on a fixed price basis, and revenues are recognized over time based on a proportional performance methodology which utilizes input methods. A portion of our professional services contracts are billed on a time and materials basis and revenues are recognized over time as the services are performed.

Contracts with Multiple Performance Obligations

Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. We determine SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical sales and contract prices. As our go-to-market strategies evolve, we may modify its pricing practices in the future, which could result in changes to SSP.

Given the variability of pricing, we use a range of SSP. We determine the SSP range using information that may include market conditions or other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of products and services by customer size.

In accordance with ASU 2014-09, each quarter we disclose remaining performance obligations (RPOs) in the footnotes to our financial statements. RPOs represent contracted revenues that have not yet been recognized, including deferred revenue and unbilled amounts that we expect will be recognized as revenues in future periods. Our reported RPO balance is influenced by several factors, including the timing of renewals, average contract terms and foreign currency exchange rates. Because we often enter into large, multi-year contracts and the timing of renewal of these contracts varies by customer, our reported RPOs may fluctuate significantly from period to period, and we do not believe this measure is a useful gauge of our future performance. For these reasons, we do not use RPOs as a tool for managing our business.

Income Taxes

Accrued income taxes are reported as a component of either other current assets or other accrued liabilities, as appropriate, in our consolidated balance sheets and reflect our estimate of income taxes to be paid or received.

Deferred income taxes represent the amount of future income taxes to be paid or refunded and are accounted for using the asset and liability method. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. We recognize deferred tax assets for temporary deductible differences and deferred tax liabilities for temporary taxable differences.

A valuation allowance is provided against a deferred tax asset when we determine that it is more likely than not that all, or a portion of, the balance will not be realized. This requires management to utilize significant judgement and the use of estimates. Any realization of the Company’s deferred tax assets is based upon the evaluation of four sources of taxable income, the future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and tax-planning strategies. At January 31, 2020, we determined that it is more likely than not that the majority of our deferred tax assets will not be realized and as such, recorded a valuation allowance of $36.4 million against our deferred tax assets of $39.7 million as of that date.

The Company is subject to income tax in the United States, multiple state and local jurisdictions and various foreign countries. The tax laws and regulations in each jurisdiction may be interpreted differently in certain situations, which could result in differing financial results. The Company is required to exercise judgement regarding the application of these tax laws and regulations. Through this judgement process, the Company will evaluate and recognize any tax liabilities related to any income tax uncertainties. Due to the complexity of any uncertainty, the ultimate resolution may result in a remittance that is different from the current estimate of any tax liabilities.

Stock-Based Compensation

Stock Options

Stock-based compensation expense related to employees is measured based on the grant-date fair value of the awards. We establish fair value as the measurement objective in accounting for share-based payment transactions and recognize expense on a straight-line basis over the requisite service period, which is generally the vesting term of four years. Stock-based compensation is recognized net of estimated forfeiture activity. The estimated forfeiture rate applied is based on historical forfeiture rates. The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model.

Determining the fair value of stock-based awards at the grant date requires significant judgement. The determination of the grant date fair value of stock-based awards using the Black-Scholes option-pricing model is affected by our estimated common stock fair value as well as other subjective assumptions including the expected term of the awards, the expected volatility over the expected term of the awards, expected dividend yield and risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock based on contemporaneous valuations and other factors deemed relevant by management.

•

Expected Term. The expected term of employee stock options reflects the period for which the Company believes the option will remain outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

•

Expected Volatility. As we do not have trading history for our common stock, the selected volatility used is representative of expected future volatility. We base expected future volatility on the historical and implied volatility of comparable publicly traded companies over a similar expected term.

•

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

•

Risk-Free Interest Rates. We base the risk-free interest rate on the rate for a U.S. Treasury zero-coupon issue with a term that closely approximates the expected life of the option grant at the date nearest the option grant date.

The following table reflects the weighted average assumptions used to estimate the fair value of options granted during fiscal 2018, 2019 and 2020:

	Fiscal Year Ended January 31,
	2018	2019	2020
Expected life (in years from vesting)	6.08 — 6.25	6.25	6.10 — 6.25
Expected volatility	42% — 44%	40% — 41%	40%
Expected dividends	0.00%	0.00%	0.00%
Risk-free rate	2.07% — 2.27%	2.71% — 3.06%	1.63% — 2.59%

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our option awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture rate is revised. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense on a prospective basis. If any assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Restricted Stock Units

RSUs are subject to time-based and performance-based vesting conditions. RSUs are generally earned over a service period of four years, expire seven years from the grant date and will only vest upon an initial public offering or change in control. The compensation expense related to these awards is based on the grant date fair value of the RSUs and is recognized on a ratable basis over the applicable service period.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Our Mission

Our mission is to transform financial services through innovation, reputation and speed.

Overview

nCino is a leading global provider of cloud-based software for financial institutions. We empower banks and credit unions with the technology they need to meet ever-changing client expectations and regulatory requirements, gain increased visibility into their operations and performance, replace legacy systems, and operate digitally and more competitively. Our solution, the nCino Bank Operating System, digitizes, automates and streamlines inefficient and complex processes and workflow and utilizes data analytics and AI/ML to enable financial institutions to more effectively onboard new clients, make loans and manage the entire loan life cycle, open deposit and other accounts and manage regulatory compliance. We serve financial institution customers of all sizes and complexities, including global financial institutions, enterprise banks, regional banks, community banks, credit unions and new market entrants, such as challenger banks. Our customers deploy and utilize our digital platform, which can be accessed anytime, anywhere and from any internet-enabled device, for mission critical functions across their organizations.

Built as a single, multi-tenant SaaS platform, the nCino Bank Operating System transforms the way financial institutions operate, go to market and interact with their clients, while delivering measurable return on investment by enabling them to:

•	digitally serve their clients across commercial, small business and retail lines of business,

•	improve financial results,

•	operate more efficiently,

•	manage risk and compliance more effectively, and

•	establish a data, audit and business intelligence hub.

We were founded in a bank with the goal of improving that institution’s operations and client service. Realizing the problems we were addressing were endemic to virtually all banks and credit unions, we were spun out as a separate company in late 2011 with the vision of providing a comprehensive solution to onboard clients, originate any type of loan and open any type of account on a single cloud-based platform. We initially focused the nCino Bank Operating System on transforming commercial and small business lending for community and regional banks. We introduced our solution to enterprise banks in the United States in 2014, and then internationally in 2017, and have subsequently expanded across North America, Europe and APAC. Throughout this market expansion, we broadened our solution by adding functionality for retail lending, client onboarding, deposit account opening, analytics and AI/ML. Our holistic solution enables us to provide a single digital banking platform for financial institutions of all sizes on a global basis. We work with some of the world’s leading SIs to help implement our solution, which has increased our capacity to deliver and deploy the nCino Bank Operating System and enabled us to scale more quickly.

As a native cloud platform that utilizes a single code base regardless of the size and complexity of the financial institution, the nCino Bank Operating System is highly scalable and configurable for the specific needs of each of our customers. Once implemented, our solution becomes deeply embedded in our customers’ business processes, enabling mission critical workflow across the financial institution on a single platform and allowing our customers to serve their clients without locality or access constraints. The nCino Bank Operating System connects the front, middle and back office employees of a financial institution with clients and third parties across lines of business. We deliver data analytics and AI/ML capabilities through our nIQ application suite to provide our customers with automation and insights into their operations, such as tools for analyzing, measuring and managing credit risk, as well as to improve their ability to comply with regulatory requirements. Fundamental elements of the nCino Bank Operating System are built on the Salesforce platform, which allows us to focus our product development efforts on building deep vertical functionality specifically for banks and credit unions while leveraging the Salesforce Platform’s global infrastructure, reliability and scalability.

We offer the nCino Bank Operating System on a subscription basis pursuant to non-cancellable multi-year contracts that typically range from three to five years, and we employ a “land and expand” business model. Our initial deployment with a customer generally focuses on implementing a client onboarding, loan origination and/or deposit account opening application in a specific line of business within the financial institution, such as commercial, small business or retail. The nCino Bank Operating System is designed to scale with our customers and once our solution is deployed, we seek to have our customers expand adoption within and across lines of business. The nCino Bank Operating System leverages common data sets and functionality across applications, which optimizes and accelerates the deployment of our solution throughout a financial institution.

The nCino Bank Operating System serves a large addressable market opportunity globally as financial institutions make significant investments in IT applications and infrastructure, with demand for cloud-based solutions in banking continuing to grow. According to Gartner, banking had the highest global enterprise IT spending of all industries with approximately $376 billion spent in 2018. Based on our internal analysis and experience, we estimate the current serviceable market for the nCino Bank Operating System to be greater than $10 billion.

Our business has achieved rapid growth since its inception. We plan to continue investing in expanding the breadth and depth of the nCino Bank Operating System and expanding internationally. We believe our product development and global expansion initiatives will continue to drive revenue and customer growth. Our total revenues were $138.2 million, $91.5 million and $58.1 million for fiscal 2020, 2019 and 2018, respectively, representing a 54.2% compound annual growth rate. We also had recurring, subscription-based revenues of $103.3 million, $64.5 million and $38.0 million for fiscal 2020, 2019 and 2018, respectively, representing a 64.7% compound annual growth rate. For fiscal 2020, we had a subscription revenue retention rate of 147%. Net losses attributable to nCino for fiscal 2020, 2019 and 2018 were $27.6 million, $22.3 million and $18.6 million, respectively. For the six months ended July 31, 2020 and 2019, our total revenues were $93.5 million and $61.8 million, respectively, representing a 51.2% annual growth rate, and our subscription revenues were $74.2 million and $44.1 million, respectively, representing a 68.1% annual growth rate, and we had net losses attributable to nCino of $19.4 million and $11.9 million for the six months ended July 31, 2020 and 2019, respectively.

Industry Background

With more than 28,000 financial institutions worldwide, banking is one of the largest and most complex industries in the global economy and is characterized by intense competition between incumbent financial institutions, as well as with new challenger banks and non-bank lenders. This competitive environment, combined with high levels of regulatory oversight and persistently low interest rates over the last several years, can make executing and delivering favorable financial results difficult for financial institutions. Furthermore, technologies like social media, mobile and online commerce are challenging financial institutions to engage with clients and employees more efficiently, intelligently and transparently through new channels. In response to these challenges, many financial institutions have embarked on digital transformations, investing in technology to make their operations more client focused, automated and agile. The most forward-thinking financial institutions are going a step further by adopting modern predictive analytics and AI/ML to become more truly data-driven organizations.

Financial Institution Clients Increasingly Demand a Seamless, Modern and Transparent Experience

Evolving client expectations are driving the need for change across financial services. Today, a typical client expects to interact with a financial institution in a myriad of ways, from visiting a branch to logging in remotely from a variety of devices. These clients increasingly value a consistent and seamless experience across these diverse channels. According to a 2019 PwC survey, there has been a 21% increase since 2015 in consumers who use financial institutions that place more importance on experiential factors than interest rates. Additionally, this survey notes that 35% of clients choose their financial institution based on ease of use and client service. Financial institutions, which have historically required clients to adapt to the institution’s operating structure, must increasingly adapt their operating structures to the needs of their clients. This transformation requires a flexible, scalable, agile and secure technology platform. According to a 2018 Accenture survey, 74% of bank operation leaders say that client experience is their top strategic priority, yet 69% believe they are not optimizing their data and capabilities to improve the client journey, with legacy environments most frequently cited as the greatest barrier to change.

Digital Transformation is Driving Financial Institution Technology Spend Even Higher

Financial institutions spend more on technology than any other industry and digital transformation is expected to accelerate this trend. According to a 2018 EY survey, 85% of banks are currently undertaking digital transformations to modernize their businesses and 60% of banks plan to increase their technology budgets by at least 10% over the next 12 months. While cloud computing is a key enabler of digital transformation, financial institutions have historically been slow to adopt cloud computing out of concerns over stability, security and control. As a result, financial institutions are generally in the early stages of their transition to the cloud, and accessing a highly reliable and secure platform for 24/7/365 “anywhere” operations is becoming increasingly important. In the 2018 EY survey, 60% to 80% of global banks said they planned to increase investment in cloud technology over the next three years. Additionally, according to a 2018 Celent report, financial services firms are expected to progressively abandon private data centers and triple the amount of data they upload to the cloud over the next three years.

Financial Institutions Face Increased Regulatory Scrutiny

Financial institutions are facing ever increasing regulatory requirements. The Dodd-Frank Wall Street Reform and Consumer Protection Act, the Basel capital requirement standards and the CECL accounting standard have imposed stringent regulations pertaining to capital and leverage ratios and how financial institutions are required to estimate allowances for credit losses. Additionally, increased privacy regulations, such as the European Union’s GDPR and California’s CCPA, have imposed tougher data protection requirements. According to a Thomson Reuters report, compliance costs for financial institutions have increased 13% year-over-year since 2017 and the cost of non-compliance can be material. The overhang of this and other regulation is driving increased demand for technology solutions to help financial institutions standardize processes, enhance visibility, ease the burden of regulatory exams and ultimately reduce compliance costs.

The Shift to Automation and Data-Driven Banking

To accelerate digital transformation, financial institutions are focusing their technology investments on automation, actionable intelligence, predictive analytics and AI/ML.

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Automation. Financial institutions are marrying digital technologies and data to modernize and automate what were traditionally manual processes. The automation opportunity is an institution-wide mandate where dynamic data models are increasingly being used to monitor business processes and automate tasks and decisions to drive organizational efficiency, scalability and speed.

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Actionable Intelligence. Actionable intelligence technology offers the ability to synthesize disparate data sets into unified reportable information and provides a recommended course of action to make more informed real-time decisions.

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Predictive Analytics. Predictive analytics use cases in financial services include predicting fraud, modeling risk, personalizing marketing, predicting client lifetime value, segmenting clients, enabling recommendation engines, predicting loan defaults and improving client support. The financial and operational benefits of these use cases can be substantial. For example, a 2018 McKinsey report estimated that successful implementations of “next-product-to-buy” recommendation engines within the financial services industry have resulted in an increase of more than 50% in the number of leads offered per client and as many as 6 out of 10 clients purchasing a new product in response to a sales call.

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AI/ML. Artificial intelligence makes it possible for machines to perform human-like tasks and analyses. Machine learning is an application of artificial intelligence that allows systems to automatically learn and improve their algorithms without being explicitly programmed. AI/ML can be used to continually improve operating results by, for example, modeling credit exposure and estimating the impact of a downturn on a financial institution’s portfolios. Other AI/ML use cases in financial services include streamlining credit decisions, preventing fraud and providing personalized services. According to a 2018 Accenture report, AI/ML will allow banks to save 20% to 25% across IT operations, infrastructure, maintenance and operations.

Market Opportunity

The digital transformation imperative for financial institutions creates a compelling opportunity for nCino. Financial institutions have been investing significantly in IT applications and infrastructure. Gartner estimates that software global enterprise IT spending within the banking market was approximately $63 billion in 2018, of which approximately $18 billion, or 29%, was for vertical specific software. In addition, demand for cloud-based solutions in banking continues to grow. According to IDC, SaaS revenues from banking is projected to grow from $13 billion in 2018 to $29 billion in 2023, representing a compound annual growth rate of 17%.

We currently estimate the serviceable market for the nCino Bank Operating System to be greater than $10 billion. This analysis is based on a 2019 study conducted on our behalf by Grata Inc., a third-party market research firm that employed metrics regarding the number of full time employees at financial institutions across banking functions in positions for which the solution we offer is applicable and in geographical markets where we either had a current presence or may enter in the future. The number of such full time employees as estimated by Grata were then multiplied by the “fully-loaded annual price per user” we offered, which itself was determined by using our historical actual ACV for the applicable contracted solutions, divided by the quantities of users sold under such contracts.

Benefits of the nCino Bank Operating System

The nCino Bank Operating System is a single, multi-tenant cloud platform that digitizes client onboarding, loan origination and deposit account opening across commercial, small business and retail lines of business. Our solution streamlines employee, client and third-party interactions and drives increased profitability, efficiency, transparency and regulatory compliance across a financial institution. The nCino Bank Operating System was designed by bankers who understand how financial institutions operate and delivers a significant and measurable return on investment by enabling them to:

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Digitally Serve Their Clients Across Commercial, Small Business and Retail Lines of Business. The nCino Bank Operating System delivers a seamless experience across devices, channels and products, enabling a unified digital relationship between a financial institution, its employees, clients and third parties, such as appraisers, lawyers and regulators. This empowers financial institution employees to be more efficient and effective, and enhance relationships with their clients. Additionally, because nCino is cloud native, these employees are able to work from the office or remotely 24/7/365.

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Improve Financial Results. Our customers leverage nCino’s capabilities to drive revenue growth by digitally expanding their brand presence and reach, increasing access and convenience for their employees and clients, delivering new products to grow client wallet share, and improving client satisfaction and retention. Our SaaS platform can reduce total cost of ownership by eliminating redundant legacy systems and simplifying our customers’ internal information technology landscape. The nCino Bank Operating System increases transparency at all organizational levels across lines of business, enabling our customers to measure their operations and performance more effectively.

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Operate More Efficiently. Utilizing the nCino Bank Operating System’s automation, workflow and digitization capabilities allows financial institutions and their employees to focus on value-add work, reduce time spent on clearing exceptions, reduce duplicative data entry and data rekeying, help eliminate manual processes, decrease the use of paper files and accelerate document collection.

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Manage Risk and Compliance More Effectively. The nCino Bank Operating System helps financial institutions reduce regulatory, credit and operational risk through workflow and automation, data reporting, standardized risk rating calculations and financial modeling. For example, the content management, automated workflow and digital audit trail and snapshot functionality within the nCino Bank Operating System helps our customers more effectively and efficiently prepare for regulatory examinations.

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Establish a Data, Audit and Business Intelligence Hub. With an open API technology framework and integrations with third-party data sources, financial institutions can use the nCino Bank Operating System to augment their client and operational data and create a paperless centralized data hub that enhances data-driven decision-making. This centralized hub enables data to be more easily accessed, modeled and analyzed to help deliver greater operational, portfolio and financial intelligence, a more complete client view, improved compliance monitoring and metrics, as well as the opportunity to more successfully leverage AI/ML.

How Our Solution Works

The nCino Bank Operating System connects financial institution employees, clients and third parties on a single, cloud-based platform, eliminating silos and bringing new levels of coordination and transparency to the institution. By utilizing a single platform across business lines, processes and channels, banks and credit unions are able to leverage the same data and information across their entire organization. This unified platform provides all of the functionality necessary to complete mission-critical workflow, enabling client onboarding, loan origination, deposit account opening, analytics and compliance.

nCino Applications

Client Onboarding. Built into the nCino Bank Operating System is client onboarding functionality that supports the front, middle and back office onboarding process, allowing financial institutions to effectively evaluate the risk of doing business with a client while providing clients an efficient and personalized user experience. Clients are able to upload documents directly into the nCino Bank Operating System, complete identity verification and provide information about themselves and their business, providing transparency to the financial institution that enables regulatory compliance, such as Know-Your-Customer (“KYC”). With enhanced onboarding reporting tools, banks and credit unions can generate customized reports and use real-time analytics and data from government watchlists and other third-party systems to achieve a holistic client view, enabling our customers to provide more value-added services and custom-tailored offerings.

Loan Origination. The loan origination functionality embedded within the nCino Bank Operating System combines an innovative and intuitive framework with automated workflow, checklists, document management, analytics and real-time reporting to provide a complete, end-to-end loan origination system from application, to underwriting, to adjudication, to document preparation, to closing. In one view, all stakeholders have visibility into where the loan process stands and what data is needed to complete the process. Post-closing, the nCino Bank Operating System provides a view into loan performance and tools for portfolio management, providing financial institution employees the ability to utilize information to maximize efficiency. Each stakeholder in the loan process works from a single digital loan file allowing clients to apply for loans and upload documents, third parties, such as appraisers, lawyers and regulators, to access and review loan files, and employees to seamlessly manage the entire loan process efficiently and compliantly.

Our loan origination functionality supports a wide range of lending products across commercial, small business and retail lines of business. The nCino Bank Operating System can facilitate the origination of an institution’s most complex commercial lending products, including syndicated loans, commercial and industrial loans, commercial real estate loans and construction loans, while also supporting the depth required for specific products such as agriculture lending, asset based lending, SBA loans and leasing. Our solution also supports the speed and convenience required for small business and consumer loans across products, such as home equity lines of credit, home equity term loans, uncollateralized lines of credit, automobile loans and credit cards, while providing the tools needed to address regulatory compliance, including fair lending and the Home Mortgage Disclosure Act.

Deposit Account Opening. The nCino Bank Operating System’s deposit account opening application optimizes the process for opening checking, savings, debit/ATM cards, money market, certificates of deposit and retirement accounts. Financial institutions can utilize the intuitive, scalable and flexible workflow to open retail, commercial or small business accounts efficiently while maintaining individual account processes and requirements. Seamlessly embedded within the account opening experience, the nCino Bank Operating System provides the new client onboarding capability to collect KYC related information to meet compliance standards. The deposit account opening application allows clients to open a deposit account digitally, across any device, in a branch, or through a call center, with speed and flexibility.

nCino Platform

The client onboarding, loan origination and deposit account opening applications are built on the nCino platform, which contains common data sets and functionality including:

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Business process automation that provides workflow to define, streamline and connect the business processes associated with a financial institution’s front, middle and back office operations. Within the nCino platform, framework components use workflow to initiate and complete tasks in an efficient, reliable and effective manner which includes the ability to support complex processes and calculations across client onboarding, loan origination and deposit account opening, such as underwriting and automated decisioning.

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Compliance and risk management tools that provide financial institutions with audit, analytics and snapshot capabilities to more effectively manage internal regulation and risk, the examination process and overall compliance standards. The nCino Bank Operating System helps establish baseline performance metrics and sets standards and goals to achieve regulatory requirements and institution specific risk thresholds including with respect to CECL, Allowance for Loan and Lease Losses (“ALLL”) and fair lending. Because the nCino platform is highly configurable, it can adjust as regulations and the institution risk requirements evolve.

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An intelligent enterprise content management system that includes a standardized filing system across applications, providing instant and ongoing access to digital documentation and checklists to help ensure that compliance and credit requirements are met. For example, client documents are associated with a unique identifier eliminating the need for repeat document collection and duplicative data input.

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A 360-degree client view and reporting capabilities that provide financial institutions the ability to break down internal business line silos and have visibility into the entire client banking relationship, making it easy to connect individuals and businesses to their accounts and products. The reporting capabilities in the nCino platform provide a view into a financial institution’s portfolio and pipeline to more effectively manage and measure operational performance and forecasting. Reports can be set to instantly display everything from loan, deposit and branch information to relationship data offering banks and credit unions greater transparency into their operations.

nCino IQ (nIQ)

nIQ uses AI/ML to increase efficiency through automation and provides insights through analytics across interactions and into portfolio management. As part of the nCino Bank Operating System, nIQ works across a financial institution’s front, middle and back office to empower bank and credit union employees to respond to client needs more quickly and remain compliant by providing increased visibility and actionable insights. Leveraging optical character recognition technology, financial institutions can utilize nIQ to automate data extraction, such as extracting data from scanned tax returns and financial statements, providing new levels of automation in underwriting and greatly reducing loan origination timeframes. Financial institutions can also leverage predictive analytics to measure performance and monitor risk across the organization, including assessing the credit risk and cash flows of loans and supporting automated loan decisioning. nIQ provides information when it’s needed, at the point of interaction, allowing bank and credit union employees to focus on their client’s needs with increased levels of personalized, predictive data.

Open APIs

By leveraging open APIs and productized integrations, the nCino Bank Operating System creates an open ecosystem that brings together disparate data sources and systems, acting as a data hub that integrates with core systems, credit reporting agencies and other third-party applications to centralize a financial institution’s data creating an actionable single data platform and warehouse.

Our Competitive Advantages

We believe our position as a leading global provider of cloud banking software for financial institutions is built on a foundation of the following strengths:

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Built by Bankers for Bankers. Our company was started by banking professionals who recognized the need for a single cloud platform to address the endemic challenges faced by financial institutions. This heritage is the foundation of our deep banking domain expertise, which differentiates us and continues to drive our strategy to design software that addresses the unique challenges of our financial institution customers globally.

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Cloud Banking Technology Pioneer and Market Leader. The nCino Bank Operating System was developed from inception as a native cloud application and we believe our over eight year track record of technology innovation in digitally transforming financial institutions distinguishes us in the market. As a first mover in this sector, we have developed trusted relationships and a reputation for successfully implementing our solution with financial institutions of all sizes in multiple geographies.

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Single SaaS Platform. We deliver a single SaaS platform that spans business lines and replaces point and other legacy technology solutions for client onboarding, loan origination and deposit account opening. This approach allows financial institutions to leverage common data sets and workflow across lines of business, providing a consistent and engaging digital experience for their employees and clients and a more comprehensive view of client relationships.

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Measurable Return on Investment. The nCino Bank Operating System provides quantifiable results for our customers, including increased client growth and retention, loan volume and efficiency and reduced loan closing times, policy exceptions and operating costs. We enable our customers to digitally serve their clients across products and channels, providing increased client engagement, enhanced communication and increased opportunities to grow wallet share. Our solution allows our customers to operate more efficiently by increasing employee accountability and productivity and shortening the time it takes to onboard a client, make a loan and open an account. Our solution empowers our customers with data driven, real-time insights into their business performance, enabling them to better measure and manage their operations.

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Empowering the Intelligent Enterprise. Through our nIQ applications, we leverage analytics and AI/ML to help financial institutions become more predictive, personalized and proactive. nIQ automates data extraction and analysis, allowing our customers to focus on more value-add activities, and employs predictive analytics to, for example, assist in understanding risk and fair lending compliance. nIQ drives personalized experiences by embedding actionable information throughout the nCino Bank Operating System, which enables our customers to make more informed decisions in real time at the point of production.

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Award-Winning Culture. We are in the business of fundamentally changing the way financial institutions operate. To transform an industry, we believe it is essential to have a company culture that not only empowers its employees to challenge the status quo, but also emboldens them to drive change and have a passion for customer success. For these reasons, we have built nCino with a cultural foundation based on our six core values: Bring Your A-Game, Do the Right Thing, Respect Each Other, Make Someone’s Day, Have Fun and Be a Winner! We believe our culture is the foundation for the successful execution of our strategy and, as a result, is a critical strength of our organization. In recognition of our continued focus on employee engagement, satisfaction and culture, we have received numerous awards, including being named the 2019 #1 Best Place to Work in Financial Technology by American Banker.

How nCino Will Grow

We intend to continue growing our business by executing on the following strategies:

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Expand Within and Across our Existing Customers. We believe there is a significant opportunity to further expand within our existing customer base both vertically within business lines and horizontally across business lines. As an example, we formally launched our solution in retail lending in May 2018 and, as of August 31, 2020, we had 40 customers contracted to use both our commercial and retail loan origination applications. Our revenues from existing customers continue to grow as additional users are added, creating strong customer cohort dynamics.

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Expand our Customer Base. We believe the global market for cloud banking is large and underserved. With banks and credit unions needing to replace legacy point products with more efficient technology and banking services continuing to shift to digital, we believe there is a significant opportunity to deliver our solution and expand our customer base to financial institutions of all sizes and complexity around the world. Currently deployed in 10 countries, we have made significant investments to expand our presence in EMEA and APAC, and our solution can currently support over 120 languages and over 140 currencies. We promote sales in North America out of our offices in the United States and Canada, in APAC out of our offices in Australia and Japan, and in EMEA out of our office in the UK.

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Continue Strengthening and Extending our Product Functionality. We plan to extend the depth and breadth of the nCino Bank Operating System’s client onboarding, loan origination and deposit account opening functionality across lines of business, while further enhancing its international capabilities. Additionally, we plan to continue to develop our portfolio analytics and credit modeling capabilities as well as our AI/ML capabilities through automation, predictive analytics, digital assistant services and data source integration. These innovations will further reduce the human resources required for routine but time-consuming tasks, allowing our customers to spend more time on value creating activities. By continuing to expand the functionality of the nCino Bank Operating System, we can further help our customers improve financial results, operate more efficiently, manage risk and compliance more effectively, and establish a data, audit and business intelligence hub.

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Foster and Grow our SI and Technology Ecosystem. We have developed strong relationships with a number of leading SIs, including Accenture, Deloitte, PwC and West Monroe Partners, that increase our capacity to onboard new customers and implement the nCino Bank Operating System, extend our global reach and drive increased market awareness of our company and solution. To date, over 1,500 SI consultants have completed our training program to implement the nCino Bank Operating System. Through the open architecture of the nCino Bank Operating System, an increasing number of third-party technology partners, including Docusign, Equifax, Experian, TransUnion, IDology, LexisNexis, OneSpan and The Risk Management Association, are integrated with our solution.

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Selectively Pursue Strategic Transactions. In addition to developing our solution organically, we may selectively pursue acquisitions, joint ventures or other strategic transactions. We expect these transactions to focus on innovation to help strengthen and expand the functionality and features of the nCino Bank Operating System and/or expand our global presence. For example, in fiscal 2020 we acquired Visible Equity and FinSuite as part of our strategy to build out our nIQ capabilities and we established our nCino K.K. joint venture to facilitate our entry into the Japanese market.

Our Customers

nCino has a diverse customer base ranging from global financial institutions, such as Bank of America, Barclays, Santander Bank and TD Bank, to enterprise banks, such as KeyBank, Allied Irish Bank, Truist Bank and US Bank, to regional and community banks, as such ConnectOne Bank, IBERIANBANK, Pacific Western Bank and Coastal States Bank, to credit unions, such as Corning Credit Union, Navy Federal Credit Union, SAFE Credit Union and Wright-Patt Credit Union, to new market entrants, such as challenger banks like B-North, DBT Företagslån, Recognise Financial and Secure Trust Bank. These companies represent a cross-section of global financial institutions, enterprise banks, regional and community banks, credit unions and challenger banks, and each of these customers represent a substantial level of ACV in its respective category. As of July 31, 2020, we had over 305 financial institutions that utilized the nCino Bank Operating System for client onboarding, loan origination and/or deposit account opening, of which 198 each generated more than $100,000 in subscription revenues for the twelve months ended July 31, 2020. In addition, we have over 920 financial institutions that use the portfolio analytics solution we acquired with the Visible Equity acquisition in fiscal 2020, which is now part of nIQ. In total, we had over 1,225 financial institution customers as of July 31, 2020. No single customer represented more than 10% of total revenues in fiscal 2020.

Customer Case Studies

TD Bank (Global Enterprise Bank)

TD Bank, America’s Most Convenient Bank, is one of the 10 largest banks in the U.S. with $320 billion in assets as of December 31, 2019. Headquartered in Cherry Hill, New Jersey, TD Bank became an nCino customer in 2016. TD Bank was in need of an end-to-end solution that would modernize its technical framework, facilitate collaboration and information sharing across Corporate and Specialty Banking, Commercial Banking and Small Business Banking, and significantly reduce manual processes and lending decision times. The nCino Bank Operating System enabled TD Bank to streamline corporate, commercial and small business lending by consolidating the client relationship, underwriting and credit administration functions onto one platform.

•	Improved communication and data transfer across business units, allowing TD Bank to better serve its clients.

•	With the implementation of nCino, TD retired multiple legacy applications, checklist documents and spreadsheets.

“TD Bank’s investment into the nCino platform ultimately will enable us to provide a seamless experience to our clients and an improved employee experience—both critical to the success of the organization. Through nCino, TD Bank is consolidating numerous legacy systems into one top-tier, foundational platform that allows for better communication, credit administration and processes, and through data, advanced visibility into the lifecycle of relationships and future opportunities.” —Chris Giamo, Head of Commercial Banking

Santander UK (Global Enterprise Bank)

A wholly owned subsidiary of Banco Santander, Santander UK is one of the largest retail and commercial banks based in the UK with assets of more than £281 billion as of December 31, 2019 and approximately 23,500 employees. Santander UK became an nCino customer in 2018 as part of a multi-year transformation program to replace outdated legacy systems and increase speed and efficiency across their front, middle and back office operations. nCino provides Santander UK employees with a holistic view of the client, allowing staff to be better-informed and deliver an improved client experience. This experience will continue to improve as the bank rolls out additional phases of the nCino project through 2020, including implementing nCino’s Customer Portal features.

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By leveraging the nCino Bank Operating System’s loan origination functionality for both commercial and small and medium sized business banking, Santander UK has been able to replace 13 disparate legacy systems in favor of a single loan origination platform.

•	The use of nCino has helped the bank to streamline processes, increase transparency in lending workflows, and decrease lead cycle and credit decision times.

“Santander UK has embarked on a transformation project to deliver a cutting-edge experience for our clients and nCino is a critical part of our strategy. With the nCino Bank Operating System in place, we no longer rely on siloed legacy systems that require rekeying information and result in prolonged turnaround times. Instead, we have a modern, flexible and scalable technology solution that allows us to offer our clients a faster, more efficient and more transparent onboarding and lending experience.” —Chris Fallis, Chief Operating Officer, Corporate & Commercial Banking

ConnectOne Bank (Regional/Community Bank)

With headquarters based in Englewood Cliffs, New Jersey, ConnectOne Bank, with an asset size of approximately $6 billion as of December 31, 2019, serves the highly competitive New York City metro market with branches throughout New York and New Jersey. ConnectOne became an nCino customer in 2017. ConnectOne challenged itself to find a single platform solution that could digitize and automate workflows across multiple lines of business, enable the bank to digitally maintain all of its clients’ information in one place, and provide real-time visibility into their loan portfolio and pipeline. nCino provides ConnectOne a single cloud-based platform for their commercial and retail lending operations that enables speed throughout the organization, eliminates bottlenecks, scales across multiple lines of business and helps enable future growth through an improved customer experience.

•	Since going live with the nCino Bank Operating System, ConnectOne has experienced major improvements in workflow, client experience and operational efficiency.

•	nCino helps ConnectOne attract and retain talent by providing state-of-the-art cloud technology for its employees to utilize.

“At ConnectOne, we’ve built our success through our sense of urgency and culture of efficiency. The nCino platform allows us to scale this culture by providing a fully digitized end to end experience. With nCino, it takes maybe a minute to put a lead’s information into the system and start the process. It’s a game changer. We were already processing loans pretty quickly, but with nCino it is cutting time from the process.”—Frank Sorrentino, CEO and Chairman

Wright-Patt Credit Union (Credit Union)

Ohio based Wright-Patt Credit Union (“WPCU”), is one of the 50 largest credit unions in the U.S. with 400,000 members, 31 branches and $5.0 billion in assets as of December 31, 2019. WPCU became an nCino customer in 2015 when they were looking to digitize their commercial lending process to focus on growth and serving business clients. By selecting the nCino Bank Operating System, WPCU saw the vision for a single platform across the institution. Being a cloud system, nCino was seamlessly deployed and operational in the commercial lending organization within six months. WPCU has also implemented the nCino Bank Operating System treasury management application and is currently kicking off projects for online application and small business to further leverage the single platform across the credit union.

•	WPCU used to spend 22 minutes preparing paperwork for signing by the client and have now cut that time by 50% with the digital process.

•	Lenders have also seen significant time savings. Previously, WPCU’s lenders spent on average 54 minutes conducting a loan closing, which now takes minimal effort on their part.

“In the last two years, we have increased our capacity of lending per borrower from $5 million to $15 million. We’ve had a shift in what we can process on a monthly basis. We were processing 30—40 loans a month. Now, for several months running, we’ve had 100 loans in production in a month. Our volume and production is through the roof from a dollar standpoint, with the same core team. That’s from all of the efficiency gains we’ve had through the nCino Bank Operating System.”—Benjamin Miller, Commercial Portfolio Analyst

B-North (Challenger Bank)

UK-based challenger B-North is based in Manchester, England, and was founded by financial industry veterans with decades of experience working at institutions including HSBC, Santander UK and Metro Bank. B-North was started with the goal of disrupting the £150 billion UK lending market for small and medium businesses (“SMEs”). As a brand-new bank, B-North chose the nCino Bank Operating System in early 2019 to deliver a highly efficient and differentiated loan origination experience to its SME clients. Additionally, B-North plans to leverage nCino’s Partner Community functionality to more effectively collaborate and interact with a variety of third parties including brokers, regulators, attorneys and appraisers.

•	The nCino Bank Operating System provides a flexible and scalable infrastructure that will allow it to scale and grow its assets and client base, while delivering maximum benefit to its clients.

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With nCino’s Partner Community, B-North can grant specific and limited access to nCino functionality and records for external third parties to connect on a single platform for increased transparency, reduced costs and an overall better banking experience for all involved.

“At B-North, we aim to facilitate SME lending, with market-leading technology and lead times, and to give our customers the best mix of the traditional and the modern. nCino has established itself as the world’s premier cloud-based lending, onboarding and account opening platform. Working with nCino early on in our development allows us to tailor our whole business around delivering an engaging and differentiated client experience, and nCino will be the perfect partner for our success in getting these elements right.”—Jonathan Thompson, Founder and CEO

Our Relationship with Salesforce

From our inception, we built the nCino Bank Operating System on the Salesforce Platform to leverage its global infrastructure, reliability and scalability. Building on the Salesforce Platform has allowed us to benefit from Salesforce’s investment in the continual improvement of the Salesforce Platform. We believe we have a mutually beneficial strategic relationship with Salesforce.

Salesforce Ventures, an affiliate of Salesforce, made investments in our common stock in January 2014, March 2015, July 2017, January 2018 and September 2019. As of July 31, 2020, Salesforce was our second largest stockholder and beneficially owned 11.8% shares of our common stock. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Transactions with Salesforce” for additional information.

Pursuant to the Salesforce Agreement, when we sell our client onboarding, loan origination and/or deposit account opening applications, we include a subscription to the underlying Salesforce Platform and remit a subscription fee to Salesforce. In exchange, Salesforce provides the hosting infrastructure and data center for these applications, as well as configuration, reporting and other functionality within the Salesforce Platform. In addition, under the Salesforce Agreement, we are an authorized reseller of Salesforce’s CRM functionality to certain financial institutions in the United States. Our original agreement with Salesforce was entered into in December 2011. On June 19, 2020, this agreement was superseded and replaced by the Salesforce Agreement which expires on June 19, 2027 unless earlier terminated by either party in the event of the other party’s material breach, bankruptcy, change in control in favor of a direct competitor, or intellectual property infringement. The Salesforce Agreement automatically renews for additional one-year periods thereafter unless notice of termination is provided. See “Certain Relationships and Related Party Transactions—Transactions with Salesforce” for additional information.

Sales and Marketing

Our sales team includes business development representatives, account executives, field sales engineers and customer success managers. This team is responsible for outbound lead generation, driving new business and helping to manage account relationships and renewals, further driving adoption of our solution within and across lines of business. These teams maintain close relationships with existing customers and act as an advisor to each financial institution to help identify and understand their unique needs, challenges, goals and opportunities.

Our marketing team oversees all aspects of the nCino global brand including public relations, digital marketing, social media, product marketing, graphic design, conferences and events. Our marketing efforts are focused on promoting direct sales, inbound lead generation and brand building. We leverage online and offline marketing channels by sponsoring customer conferences, participating in trade shows, and using webinars, digital marketing and social media.

Customer Success

Once a customer contracts for the nCino Bank Operating System, we either directly or working with SIs, provide configuration and implementation services to assist the customer in the deployment of our solution. Configuration and implementation engagements typically range in duration from three to 18 months, depending on scope. For enterprise financial institutions, we generally work with SIs such as Accenture, Deloitte and PwC. For regional financial institutions, we work with SIs such as West Monroe Partners, and for community banks we work with SIs such as Enforce or we perform configuration and implementation ourselves. Where we work with SIs, we generally field a small team of advisory consultants alongside the SIs to help ensure the success of the engagement.

We support our customers with 24/7 access to engineers and other technical support personnel, outcome based support offerings, release management, managed services and also offer technical support via online chat. To help our customers achieve success with the nCino Bank Operating System, we offer in-depth change management workshops, classroom and virtual end user and administrator training, consultative functionality adoption services and best practices. The nCino Customer Success Management team is the customer’s central touch point, whose primary job is to manage the long-term health and success of each customer.

Over 35,000 of our customers’ employees, representing over 95% of our financial institution customers utilizing our client onboarding, loan origination and/or deposit account opening applications, participate in our online nCino User Community. In this community, users can access over 6,500 product guides and technical documents, engage and share best practices with other users and nCino subject matter experts through over 25 unique user groups, suggest and vote for future product development ideas and access training videos, materials and product certifications.

Research and Development

Our research and development organization is responsible for the design, development and testing of the nCino Bank Operating System. We utilize Agile software development methodologies and industry best practices, such as continuous integration/continuous deployment, automated testing and distributed version control, to develop new functionality and enhance our existing solution. We provide opportunities for innovation through hackathons and new technology pilots, and we encourage customers to participate in our Product Design Programs to provide us with input on our product development roadmap. Our research and development spend was $35.3 million or 25.5% of total revenues in fiscal 2020.

Competition

The primary competition for our solution has historically been point solution vendors and, to a lesser extent, systems internally developed by financial institutions. We believe our ability to provide client onboarding, loan origination, deposit account opening, analytics and AI/ML on a single platform across commercial, small business and retail lines of business, our deep banking domain expertise, our reputation for high-quality professional services and customer support and the culture of our company distinguish us from our competition. We believe our success in growing our business will depend on our ability to demonstrate to financial institutions that our solution provides superior business outcomes to those of third-party vendors or internally developed systems. In this regard, we are likely to be assessed on a number of factors, including:

•	breadth and depth of functionality;

•	ease of deployment, implementation and use;

•	total cost of ownership and return on investment;

•	level of customer satisfaction;

•	brand awareness and reputation;

•	cloud-based technology platform and pricing model;

•	quality of implementation and customer support services;

•	capability for configurability, integration and scalability;

•	domain expertise in banking technology;

•	security and reliability;

•	ability of our solution to support compliance with legal and regulatory requirements;

•	ability to innovate and respond to customer needs quickly; and

•	ability to integrate with third-party applications and systems.

We believe we compete favorably with respect to these factors but we expect competition to increase as existing competitors evolve their offerings and as new companies enter our market. Our ability to remain competitive will depend on our ongoing efforts in research and development, sales and marketing, professional services, customer support and our business operations generally. For additional information, see the section titled “Risk Factors—The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and results of operations.”

Intellectual Property

Our success depends in part on our ability to protect our core technology and innovations. We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We seek patent protection for certain of our key innovations, protocols, processes and other inventions. We pursue the registration of our trademarks, service marks and domain names in the United States and in certain other locations. These laws, procedures and restrictions provide only limited protection and the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving. Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products are available.

As of July 31, 2020, we had 12 issued U.S. patents as well as one patent application pending in the U.S. We file patent applications where we believe there to be a strategic technological or business reason to do so. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business.

Employees

As of July 31, 2020, we had 991 employees. Of these employees, 860 are based in the United States and 131 are based internationally. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe our employee relations are good and we have not experienced any work stoppages.

Facilities

Our headquarters are located in Wilmington, North Carolina where we occupy facilities encompassing approximately 147,000 square feet. Our leases range in expiration from November 2023 to July 2028 each with a right of renewal. We also have offices in Salt Lake City, London, Sydney, Melbourne, Toronto and Tokyo. All of our offices are leased and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. We are not presently party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of August 31, 2020.

Name	Age	Position(s)
Executive Officers
Pierre Naudé	61	President, Chief Executive Officer and Director
Sean Desmond	47	Chief Customer Success Officer
Joshua Glover	41	Chief Revenue Officer
Greg Orenstein	51	Chief Corporate Development & Legal Officer and Secretary
Trisha Price	45	Chief Product Officer
David Rudow	51	Chief Financial Officer & Treasurer

Non-Employee Directors
Steven Collins(1)(3)	55	Director
Jon Doyle(3)	55	Director
Jeffrey Horing	56	Director
Pam Kilday(1)(2)	62	Director
Spencer Lake(2)(3)	60	Director
Jeffrey Lunsford(2)	54	Director
William Ruh(1)	59	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

Pierre Naudé played a key role in the founding of nCino and has served as our Chief Executive Officer, and as a member of our board of directors since nCino began operations. From October 2005 to its acquisition in February 2012, Mr. Naudé served as the Divisional President of S1 Corporation. Mr. Naudé served as Vice President and Managing Partner of Unisys, a global information technology company, from January 2004 to October 2005 and as Managing Partner from January 2000 to December 2003. Mr. Naudé holds a B.S. in Finance and Management from Upper Iowa University. As our President and Chief Executive Officer and one of the founders of the Company, we believe Mr. Naudé is qualified to serve on our board of directors due to his experience in all aspects of our business and his ability to provide an insider’s perspective in board discussions about the business and strategic direction of the Company. We believe that his experience gives him unique insights into our opportunities, challenges and operations.

Sean Desmond has served as our Chief Customer Success Officer since July 2013. Prior to joining nCino, Mr. Desmond held various positions from February 1999 to June 2013 at Informatica, an enterprise cloud data management provider, most recently serving as Vice President, Global Delivery from January 2012 to June 2013. Prior to that, Mr. Desmond served as a Business Analyst at Platinum Technologies, a database management software company, from August 1996 to January 1999. Mr. Desmond holds a B.B.A. in Business Administration from James Madison University.

Josh Glover has served as our Chief Revenue Officer since February 2019 and previously served as Executive Vice President, Americas from February 2017 to February 2019, Senior Vice President, Community

and Regional Financial Institutions from December 2014 to January 2017 and a member of nCino’s professional services organization from November 2012 to December 2014. Prior to joining nCino, Mr. Glover served as a Relationship Manager at Live Oak Bank, a banking and financial services institution, from January 2012 to November 2012. Mr. Glover is a decorated combat veteran who led Marines throughout four combat deployments during a decade of service as a Marine Corps Special Operations and Infantry Officer. Mr. Glover is a graduate of the U.S. Naval Academy and holds an MBA from Duke University’s Fuqua School of Business.

Greg Orenstein has served as our Chief Corporate Development & Legal Officer and Secretary since December 2019 and previously served as our Executive Vice President Corporate Development, Chief Legal Officer & Secretary from October 2015 to November 2019. Prior to joining nCino, Mr. Orenstein was Of Counsel at the global law firm of DLA Piper from May 2014 to September 2015, and provided consulting services to various organizations, including nCino, from March 2012 to April 2014. From March 2000 until it was acquired in February 2012, Mr. Orenstein held various positions at S1 Corporation, a publicly traded provider of financial services software, most recently serving as Senior Vice President, Corporate Development, Chief Legal Officer and Secretary from April 2007 until February 2012. Mr. Orenstein holds a B.A. in Psychology from the University of Maryland and a J.D. from Emory University School of Law.

Trisha Price has served as our Chief Product Officer since August 2019 and previously served as our Executive Vice President, Product Development and Engineering from July 2016 to August 2019 and our Vice President, Product Development and Engineering from April 2016 to June 2016. Ms. Price previously held various positions at Primatics Financial, a financial technology company, serving as Head of Global Sales from December 2015 to April 2016, Vice President, West Coast Sales and Operations from November 2014 to December 2015, Vice President, Products from May 2013 to November 2014 and Director, Product Management from August 2009 to May 2013. Ms. Price also held various positions at Fannie Mae, a U.S. government-sponsored financial services company, serving as Director, Securities Accounting from May 2008 to June 2009 and as Senior Project Manager, Accounting Operations from June 2006 to May 2008. Ms. Price holds a B.S. in Mathematics and Mathematics Education from North Carolina State University and an ALM in Extension Studies; Software Engineering from Harvard University.

David Rudow has served as our Chief Financial Officer since October 2019. Prior to joining nCino, Mr. Rudow served as Senior Vice President, Finance at CentralSquare Technologies, a software company, from January 2018 to October 2019, where he was responsible for finance, treasury, facilities, M&A integration and analytic reporting. Mr. Rudow was a Senior Equity Analyst at Thrivent Asset Management, an asset management firm, from May 2007 to April 2017. Prior to that, Mr. Rudow held Senior Analyst positions at various investment banking and financial services firms, including Piper Jaffray, J.P. Morgan and Diamondback Capital. Mr. Rudow is also a Certified Public Accountant and previously served as a Senior Tax Associate at global accounting and consulting firms KPMG in 1996 and PricewaterhouseCoopers from 1994 to 1996. Mr. Rudow holds a B.S. in Business Administration and Accounting from the University of Illinois, Chicago and an MBA in Finance and Accounting from the University of Chicago, Booth School of Business.

Non-Employee Directors

Steven Collins has served on our board of directors since December 2019. Mr. Collins serves on the board of Sprout Social, a social media management software solutions company, a position he has held since July 2019. Mr. Collins also serves on the board of a number of private companies. From July 2011 to February 2014, Mr. Collins served as Executive Vice President and Chief Financial Officer of ExactTarget, a provider of digital marketing automation and analytics software and services, which was acquired by Salesforce in 2013. Mr. Collins served as Vice President Finance, Senior Vice President Finance and Accounting, and Senior Vice President and Chief Financial Officer of Navteq, a geographic information systems provider, which was acquired by Nokia in 2008, from July 2003 to June 2011. Mr. Collins holds a B.S. in Industrial Engineering from Iowa State University and an MBA from the University of Pennsylvania Wharton School of Business. We believe Mr. Collins is qualified to serve on our board of directors based on his financial expertise and his experience in the technology industry, including his time spent serving on board of directors of various technology companies.

Jon Doyle has served on our board of directors since December 2019. Mr. Doyle is currently a member of the board of directors of, and is Vice Chairman, Senior Managing Principal and Head of the Financial Services Group at, Piper Sandler following the merger of Piper Jaffray with Sandler O’Neill + Partners in January 2020. From January 2002 to January 2020, Mr. Doyle served as the Senior Managing Principal of Sandler O’Neill + Partners. Previously, Mr. Doyle held various positions in hardware sales and commercial banking. Mr. Doyle holds a B.S. in Finance from the College of William & Mary. We believe Mr. Doyle is qualified to serve on our board of directors based on his experience in the financial services industry.

Jeffrey Horing has served on our board of directors since February 2015. Mr. Horing is a Managing Director of Insight Partners, a private equity and venture capital firm, which he co-founded in 1995. Prior to founding Insight Partners, Mr. Horing held various positions at Warburg Pincus and Goldman Sachs. Mr. Horing serves on the board of Alteryx, Inc., a position he has held since September 2014, as well as the boards of a number of private companies. Mr. Horing is also a member of the University of Pennsylvania’s School of Engineering board of overseers. Mr. Horing holds a B.S. and B.A. from University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively. He also holds an MBA from the M.I.T. Sloan School of Management. Since 2015, Mr. Horing has served on our board as the designee of Insight Partners pursuant to the Investor Rights Agreement we entered into in connection with Insight Partners’ initial investment in us. Insight Partners’ right to name a director to our board will terminate upon completion of this offering. We believe Mr. Horing is qualified to serve on our board of directors because of his corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various technology companies.

Pam Kilday has served on our board of directors since December 2019. Ms. Kilday previously served as Head of Operations of Truist Financial (formerly known as SunTrust Bank), from May 2015 to April 2018. Prior to that, Ms. Kilday served as Wholesale Operations Executive of SunTrust from March 2013 to May 2015 and as Wholesale Relationship Executive of SunTrust from January 2012 to March 2013. Ms. Kilday holds a B.S. in Education from Tennessee Technological University and an M.S. from University of Illinois at Chicago. We believe Ms. Kilday is qualified to serve on our board of directors based on her experience in the financial services industry.

Spencer Lake has served on our board of directors since April 2017. Mr. Lake is currently a Director at Nivaura, a digital capital markets platform, a position he has held since September 2018. Mr. Lake has been a founding partner of Elements Ventures, a UK based financial technology venture capital firm, since May 2017. Mr. Lake also currently serves as a Senior Advisor to the International Capital Market Association, a financial services membership organization, a position he has held since May 2017. Mr. Lake also serves on the board of a number of private companies, including as Vice Chairman of Fenergo, a financial technology company, since July 2016 and Duco, a data quality platform company, since September 2018. Mr. Lake previously held various positions at HSBC, a banking and financial services company, serving as Vice Chairman, Global Banking and Markets and Group General Manager from March 2016 to September 2016, Global Head, Capital Financing from August 2013 to March 2016, Global Co-head, Global Markets from January 2011 to August 2013 and Global Head, Debt Capital Markets and Acquisition Finance from October 2006 to January 2011. Mr. Lake holds a B.B.A. in Finance and Marketing from Suffolk University, as well as an MBA in International Finance from NYU Stern School of Business. We believe Mr. Lake is qualified to serve on our board of directors based on his expertise in the financial services and technology industries.

Jeffrey Lunsford has served on our board of directors since inception. Mr. Lunsford is currently Chief Executive Officer and President of Tealium, an enterprise software company that offers a trusted customer data orchestration platform, a position he has held since January 2013. Mr. Lunsford also serves on the boards of a number of private companies. A former naval officer and aviator, Mr. Lunsford holds a B.S. in Information and Computer Sciences from Georgia Institute of Technology. We believe Mr. Lunsford is qualified to serve on our board of directors based on his experience in the technology industry.

William Ruh has served on our board of directors since May 2013. Mr. Ruh is currently President at Cairn Capital Management, a credit asset management firm, a position he has held since October 2016. Mr. Ruh also currently serves as President of Ruh Advisory, a financial services consulting firm, a position he has held since January 2005. Mr. Ruh previously served as Managing Principal of CCM Capital Opportunities Fund, a financial technology company focused on private equity, from November 2013 to December 2015. Prior to that, Mr. Ruh served as Managing Principal of Castle Creek Capital from January 1994 to November 2013, a private equity firm, which he co-founded. Mr. Ruh also serves on the boards of a number of private companies and as the Chairman of the Board of the U.S. Sailing Foundation and as a board member of the U.S. Sailing Association. Mr. Ruh holds a B.S. in Marine Transportation from the State University of New York Maritime College and an MBA from the Duke University Fuqua School of Business. We believe Mr. Ruh is qualified to serve on our board of directors based on his expertise in the financial services and technology industries.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance

Classified Board of Directors

Our board of directors consists of eight members and is divided into three classes of directors that serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are Pierre Naudé, William Ruh and Pam Kilday, and their terms expire at the 2021 annual meeting of stockholders;

•	the Class II directors are Jeffrey Lunsford and Spencer Lake, and their terms will expire at the 2022 annual meeting of stockholders; and

•	the Class III directors are Jeffrey Horing, Steven Collins and Jon Doyle, and their terms will expire at the 2023 annual meeting of stockholders.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Under the rules of The Nasdaq Global Select Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of its initial public offering. In addition, the rules of The Nasdaq Global Select Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of The Nasdaq Global Select Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that, with the exception of our Chief Executive Officer, Pierre Naudé, each member of our board of directors is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The Nasdaq Global Select Market. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairperson of the board and chief executive officer may be separated or combined. In the event that the roles are combined, our corporate governance guidelines provide for the naming of a Lead Independent Director. Our board of directors has appointed Jeffrey Lunsford to serve as chairperson of the board.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below and copies of the charters are available on our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Reference to our website does not constitute incorporation by reference of the information contained at or accessible through our website into this prospectus or the registration statement of which it forms a part.

Audit Committee

Our audit committee consists of Steven Collins, Pam Kilday and William Ruh, with Steven Collins serving as the chairperson. Our board of directors has determined that each member of our audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Steven Collins is an “audit committee financial expert” as defined by the applicable SEC rules.

Specific responsibilities of our audit committee include:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;

•	evaluating the independent public accounting firm’s qualifications, independence and performance;

•	engaging and providing for the compensation of the independent public accounting firm;

•	pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•

establishing procedures for complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements;

•	review and approve any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

Our audit committee operates under a written charter that satisfies the applicable Nasdaq Global Select Market listing standards.

Compensation Committee

Our compensation committee consists of Pam Kilday, Spencer Lake and Jeffrey Lunsford, with Jeffrey Lunsford serving as the chairperson. Our board of directors has determined that each member of our compensation committee is independent under The Nasdaq Global Select Market listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of our compensation committee include:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

•	administering the issuance of options and other awards under our equity-based incentive plans;

•

reviewing and approving, for the Chief Executive Officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements; and

•	such other matters that are specifically designated to the compensation committee by our board of directors from time to time.

Our compensation committee operates under a written charter that satisfies the applicable Nasdaq Global Select Market listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jon Doyle, Steven Collins and Spencer Lake, with Spencer Lake serving as the chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the applicable Nasdaq Global Select Market listing standards.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding changes to the size and composition of our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	establishing procedures to exercise oversight of, and oversee the performance evaluation process of, our board of directors and management;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq Global Select Market listing standards.

Code of Ethics and Business Conduct

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions.

A copy of our code of conduct is available on our principal corporate website at www.ncino.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director Compensation

During fiscal 2020, none of our non-employee directors received retainers or equity awards with respect to service on our board of directors or any of its committees. Spencer Lake receives compensation for consulting services provided to the Company pursuant to a consulting agreement entered into between the Company and Mr. Lake in fiscal 2018. Under the consulting agreement, Mr. Lake receives an annual consulting fee of $30,000. Additionally, Mr. Lake was granted an option to purchase 16,000 shares of our common stock that vests as to 25% of the shares underlying the option on each of the first four anniversaries of the grant date, and an option to purchase 50,000 shares of our common stock that vests as to 1,250 shares underlying the option for each $1,000,000 of ACV contracted for the Company outside of the Americas between May 1, 2017 and May 1, 2021.

The board of directors has engaged Radford, an independent executive compensation consultant that is part of the Rewards Solutions practice at Aon plc, to provide advice on non-employee director compensation. Following a review of market data presented by Radford, in February 2020, the board of directors approved the following non-employee director compensation program:

•	Equity Compensation

¡

Annual restricted stock unit (“RSU”) award with a grant date fair value of $150,000 granted at each annual meeting of stockholders and vesting on the one-year anniversary of the grant date, subject to the director’s continued service.

¡

One-time “initial” RSU award with a grant date fair value of $300,000 granted to new non-employee members of the board of directors and vesting annually over three years, subject to the director’s continued service on the applicable vesting date.

•	Cash Compensation

¡	Annual Cash Retainer – Chair: $55,000; Member: $30,000

¡	Audit Committee – Chair: $20,000; Member: $10,000

¡	Compensation Committee – Chair: $12,000; Member: $6,000

¡	Nominating & Corporate Governance Committee – Chair: $8,000; Member: $4,000

Pursuant to the non-employee director compensation program described above, on June 8, 2020, the board of directors granted equity awards to the non-employee directors as follows: Messrs. Collins and Doyle and Ms. Kilday received initial RSU awards with a grant date fair value equal to $300,000; and each of the Company’s non-employee directors received a pro-rated annual RSU award with a grant date fair value of $50,000, reflecting service from February 2020 to May 2020, and an annual equity award with a grant date fair value of $150,000. The initial RSU award granted to Messrs. Collins and Doyle and Ms. Kilday will vest annually over three years from February 1, 2020, the annual equity grant awarded to each of the non-employee directors will vest on the one-year anniversary of the grant date, and the pro-rated equity award granted to each of the non-employee directors vested upon the occurrence of our IPO, in each case, subject to the director’s continued service on the applicable vesting date.

Fiscal 2020 Director Compensation Table

The following table sets forth information for the fiscal year ended January 31, 2020 regarding the compensation awarded to, earned by or paid to our non-employee directors. As noted above, the only compensation received by our non-employee directors in fiscal 2020 was the consulting fee paid to Mr. Lake pursuant to the consulting agreement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Steven Collins	—	—	—	—	—
Jon Doyle	—	—	—	—	—
Jeffrey Horing	—	—	—	—	—
Pam Kilday	—	—	—	—	—
Spencer Lake	—	—	—	30,000	30,000
Jeffrey Lunsford	—	—	—	—	—
William Ruh	—	—	—	—	—

(1)

As of January 31, 2020, Mr. Lake held outstanding options with respect to 66,000 shares of our common stock. As of such date, none of our other non-employee directors held outstanding stock options or any other equity awards with respect to the Company.

(2)	Consists of consulting fees received by Mr. Lake pursuant to his consulting agreement with the Company.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our bylaws require us to indemnify our directors and officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by the DGCL. Subject to certain limitations and limited exceptions, our amended and restated certificate of incorporation also requires us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We believe that these provisions in our amended and restated certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

EXECUTIVE COMPENSATION

The following is a discussion of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” (as defined in the JOBS Act), we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. New-hire executive officers’ compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For fiscal 2020, the material elements of our executive compensation program were base salary, an annual cash bonus, and restricted stock units (“RSUs”).

We expect that our executive compensation program will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. The board of directors established a compensation committee in December 2019 to oversee our executive compensation program, which had previously been overseen by our board of directors. In addition, we have retained Radford, an independent executive compensation consultant that is part of the Rewards Solutions practice at Aon plc, to help advise on our executive compensation program. This section provides a discussion of the compensation paid or awarded to our President & Chief Executive Officer and our two other most highly compensated executive officers serving as of January 31, 2020, the end of fiscal 2020. We refer to these individuals as our “named executive officers.” For fiscal 2020, our named executive officers were:

•	Pierre Naudé, President & Chief Executive Officer;

•	Josh Glover, Chief Revenue Officer; and

•	David Rudow, Chief Financial Officer & Treasurer.

Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability to us. Please see the “Salary” column in the Fiscal 2020 Summary Compensation Table for the base salary amounts received by each named executive officer in fiscal 2020.

Annual Cash Bonuses

We provide our senior leadership team with short-term incentive compensation through an annual cash bonus program. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual cash bonus program provides cash incentive award opportunities based on the achievement of performance goals approved by our board of directors at the beginning of each fiscal year.

The payment of awards under the fiscal 2020 annual cash bonus program applicable to the named executive officers was subject to the attainment of goals relating to net ACV, determined based on bookings from contracts entered into during the fiscal year, and the Company’s total non-GAAP gross margin. Under the fiscal 2020 annual cash bonus program, net ACV was weighted 70%, and non-GAAP gross margin was weighted 30%.

The fiscal 2020 bonus targets for Messrs. Naudé, Glover and Rudow were $206,250, $205,000 and $37,973, respectively, with Mr. Rudow’s bonus target representing a pro-rated target opportunity in light of his October 2019 hire date. Based on our fiscal 2020 performance, the Company awarded payouts under our annual cash bonus program in a total payout of 103.7% of the target bonus opportunity. Please see the “Non-Equity Incentive Plan Compensation” column in the Fiscal 2020 Summary Compensation Table for the amount of the annual bonus paid to each named executive officer with respect to fiscal 2020.

Equity Awards

To further align the interests of our executive officers with the interests of our stockholders and to further focus our executive officers on our long-term performance, we provide equity compensation to our executive officers. In fiscal 2020, the equity component of our executive compensation program was delivered in the form of RSUs, with grants to each of Messrs. Naudé, Glover and Rudow made with respect to 100,000, 50,000 and 100,000 shares of our common stock, respectively. These RSUs vest on the later of the satisfaction of a service-based vesting condition and the occurrence of a liquidity event, the latter of which was met upon the completion of our IPO. The service-based vesting condition is satisfied with respect to 25% of the shares subject to the RSU award on each of the first four anniversaries of the vesting commencement date, subject to the executive officer’s continued employment through the applicable service-based vesting date. In addition, on June 8, 2020, each of Messrs. Naudé, Glover and Rudow received an RSU grant with respect to 128,053, 54,375 and 54,375 shares of our common stock, respectively. Similar to the fiscal 2020 RSU grants, these RSUs vest in 25% annual increments over four years, subject to the executive officer’s continued service through the applicable service-based vesting date.

Please see “Outstanding Equity Awards at Fiscal 2020 Year-End” for a summary of the outstanding equity awards held by each of the named executive officers as of fiscal 2020 year-end.

Fiscal 2020 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in fiscal 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Pierre Naudé, President & Chief Executive Officer	2020	412,500	2,175,000	213,881	11,676	2,813,057
David Rudow, Chief Financial Officer & Treasurer(4)	2020	75,072	2,175,000	39,378	115,986	2,405,436
Josh Glover, Chief Revenue Officer	2020	205,000	1,087,500	212,585	6,887	1,511,972

(1)

The amounts reported represent the grant date fair value of RSUs calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, excluding the effect of estimated forfeitures. The grant date fair value was calculated based on the fair market value of a share of Company common stock as of the grant date.

(2)

The amounts reported represent payouts under the Company’s annual cash bonus program based on performance with respect to goals relating to net ACV, determined based on bookings from contracts entered into during the fiscal year, weighted 70%, and the Company’s total non-GAAP gross margin, weighted 30%.

(3)

The amounts reported in this column consist of (i) a cell phone allowance for each of the named executive officers, (ii) matching contributions under the Company’s 401(k) plan for Messrs. Naudé and Glover, (iii) life insurance premiums paid by the Company for Mr. Naudé and (iv) relocation benefits paid to Mr. Rudow in connection with his commencement of employment with the Company, including related tax-reimbursements of $40,386.

(4)

Mr. Rudow commenced employment with the Company in October 2019 and, accordingly, the amounts reported for his base salary and non-equity incentive compensation reflect pro-rated compensation for his service from his hire date.

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of January 31, 2020.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Pierre Naudé	2/1/2017	250,000	500,000	—	4.98	2/1/2027	—	—
	8/15/2019	—	—	—	—	—	100,000	2,150,000
David Rudow	11/1/2019	—	—	—	—	—	100,000	2,150,000
Josh Glover	8/1/2015	49,678	—	—	2.45	8/1/2025	—	—
	2/1/2017	80,134	160,267	—	4.98	2/1/2027	—	—
	8/15/2019	—	—	—	—	—	50,000	1,075,000

(1)	These options vest in 25% annual increments commencing on the first anniversary of the grant date, subject to the named executive officer’s continued employment through the applicable vesting date.
(2)

These RSUs vest with respect to 25% of the shares subject to the RSU award on each of the first four anniversaries of the grant date, subject to the executive officer’s continued employment through the applicable service-based vesting date.

(3)

The Company’s equity is not publicly traded and, therefore, there is no ascertainable public market value for the Company’s common stock as of January 31, 2020. For purposes of this table, the market value at year-end is calculated based on the valuation of fair market value of a share of Company common stock as of February 1, 2020.

Additional Narrative Disclosure

Employment Arrangements

During fiscal 2020, each of Mr. Naudé and Mr. Rudow was party to an employment arrangement that included benefits payable upon certain qualifying terminations of employment. As of fiscal 2020 year-end, Mr. Glover was not subject to an employment or severance agreement entitling him to severance benefits upon a termination of employment.

Under the employment agreements in effect during fiscal 2020, in the event the employment of either Mr. Naudé and Mr. Rudow had been terminated due to death or disability, the named executive officer would have been entitled to base salary through the date of termination and a pro-rata annual bonus for the year of termination, determined based on actual performance through the date of termination and budgeted performance thereafter, and pro-rated for the number of days employed by the Company during the year. Subject to the executive’s execution of a release of claims in favor of the Company, in the event of a termination by the Company without cause or by the executive due to good reason, each as defined in the applicable employment agreement, Mr. Naudé and Mr. Rudow would have been entitled to (i) severance payments over a specified severance period equal to the base salary the named executive officer would have received during such severance period, (ii) a pro-rata annual bonus for the year of termination, determined based on actual performance through the date of termination and budgeted performance thereafter, and pro-rated for the number of days employed by the Company during the year and (iii) reimbursements for healthcare continuation coverage during the severance period, subject to earlier termination in the event the executive officer became eligible for health coverage from a subsequent employer or the executive officer’s spouse. The severance period under the employment agreements in effect during fiscal 2020 equaled 12 months for Mr. Naudé and six months for Mr. Rudow.

We entered into employment agreements with each of our named executive officers, the material terms of which are set forth below. The severance terms were determined after a review of market data presented by Radford. This summary is not a complete description of all provisions of the employment agreements and is qualified in its entirety by reference to the employment agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

The employment agreements set forth each named executive officer’s current base salary and annual incentive target opportunity, with base salaries of $430,000, $280,000 and $230,000, and target opportunities as a percentage of base salary of 100%, 50% and 100% for Messrs. Naude, Rudow and Glover, respectively. Under the employment agreements, in the event of a termination of employment due to the named executive officer’s death or disability, the named executive officer will be entitled to a pro-rated bonus for the year of termination, based on actual performance and pro-rated for the portion of the year the named executive officer was employed. Subject to the named executive officer’s execution of a release of claims in favor of the Company, in the event of a termination by the Company without cause or by the executive due to good reason prior to or more than one year following a change in control, each as defined in the applicable employment agreement, each named executive officer would be entitled to (i) severance payments over a specified severance period equal to the base salary the named executive officer would have received during such severance period, (ii) a pro-rated bonus for the year of termination, based on actual performance and pro-rated for the portion of the year the named executive officer was employed, and (iii) reimbursements for healthcare continuation coverage during the severance period, subject to earlier termination in the event the executive officer becomes eligible for alternative health coverage. The severance period is 12 months for Mr. Naudé and six months for Messrs. Rudow and Glover. If the named executive officer experiences a termination of employment on or during the one-year period following a change in control of the Company, then, in lieu of the benefits set forth above, the executive will receive a severance payment equal to a severance multiple multiplied by the sum of the executive’s annual base salary and target bonus, and the healthcare continuation coverage described above will be extended to up to 18 months for Mr. Naudé and 12 months for Messrs. Rudow and Glover. The severance multiple for a termination of employment within one-year following a change in control of the Company is one and a half for Mr. Naudé and one for Messrs. Rudow and Glover. In addition, under the terms of the employment agreements, if the payments and benefits to a named executive officer under his employment agreement or another plan, arrangement or agreement would subject the named executive officer to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the named executive officer receiving a higher net after-tax amount. This offering will not constitute a change in control for purposes of the employment agreements with our named executive officers.

In addition, consistent with the terms of certain of the Company’s pre-existing compensation arrangements, in the event that either (i) the named executive officer is employed by the Company as of a change in control of the Company or (ii) the employment of the named executive officer is terminated by the Company without cause or by the executive due to good reason within six months prior to such change in control, any equity awards held by the named executive officer as of the effective date of the new employment agreements described above will vest upon such change in control. For equity awards granted following the effective date of the new employment agreements and unless otherwise provided for in an award agreement, such equity awards will vest in the event of a termination of employment by the Company without cause or due to good reason on or within one year following a change in control.

At the time the named executive officer entered into the above-described employment agreement with the Company, the named executive officer also entered into a non-disclosure, restrictive covenants and assignment of invention agreement with restrictive covenants relating to non-competition and non-solicitation of customers and employees, during employment and for 12 months following a termination of employment for Mr. Naudé and for six months following a termination of employment for Messrs. Rudow and Glover.

401(k) Plan

The Company maintains a tax-qualified 401(k) savings plan which allows participants to defer eligible compensation up to the maximum amount allowed under Internal Revenue Service guidelines and provides for a discretionary matching contributions by the Company. In fiscal 2020, the Company matched each employee’s contributions at 40% up to 6% of eligible compensation, up to applicable Internal Revenue Service limits.

Equity Compensation Plans

2019 Equity Incentive Plan

In 2019, our board of directors adopted the nCino, Inc. 2019 Incentive Plan. Our board of directors adopted, and our current stockholders approved, an amended and restated 2019 Incentive Plan to, among other items, increase the available shares under the 2019 Incentive Plan. The following summary describes the material terms of the 2019 Incentive Plan, as amended and restated. This summary is not a complete description of all provisions of the 2019 Incentive Plan and is qualified in its entirety by reference to the 2019 Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The purpose of the 2019 Incentive Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services to the Company and its participating affiliates and subsidiaries and by motivating such persons to contribute to the growth and profitability of the Company and its participating affiliates and subsidiaries. The 2019 Incentive Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Code), nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other-stock based awards. Only directors, officers, employees and consultants who provide services to us, or to any parent, subsidiary or affiliate of ours, are eligible to receive such awards.

Stock Subject to the Plan. The number of shares reserved for issuance under the 2019 Incentive Plan is 15,250,000, plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ending January 31, 2022, and continuing until, and including, the fiscal year ending January 31, 2031. The annual increase will be equal to the lesser of (i) 5% of the number of shares issued and outstanding as of the January 31st of the immediately preceding fiscal year and (ii) an amount determined by the Board of Directors. Up to 15,250,000 shares of our common stock that may be issued under the 2019 Incentive Plan may be issued in satisfaction of incentive stock option awards.

To the extent an equity award granted under the 2019 Incentive Plan or the Company’s predecessor plan expires or otherwise terminates without having been exercised or settled in full, or is settled in cash, or the shares underlying an award are forfeited or repurchased by the Company for a price not exceeding the participant’s purchase price, the shares subject to such award will become available for future grant under the 2019 Incentive

Plan. In addition, to the extent shares subject to an award are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award, are not issued upon the net settlement of a stock appreciation right or are withheld to pay the exercise price of a stock option, such shares will become available for future grant under the 2019 Incentive Plan.

As of July 31, 2020, our officers, employees, directors and consultants hold outstanding stock options granted under the 2019 Incentive Plan for the purchase of up to 142,400 shares of our common stock, with 17,500 of those options vested as of such date at a weighted-average grant date fair value of $20.00 per share, and outstanding RSUs with respect to 2,041,093 shares of our common stock.

Plan Administration. Our compensation committee or a committee designated by our board of directors administers the 2019 Incentive Plan. If at any time our board of directors has not designated a committee to administer the 2019 Incentive Plan, then the plan will be administered by our board of directors. Subject to the terms of the 2019 Incentive Plan, our compensation committee has the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to awards made under the 2019 Incentive Plan. The compensation committee also has the authority, subject to the terms of the 2019 Incentive Plan, to construe and interpret the 2019 Incentive Plan and awards.

Participants. Officers, employees, directors and consultants of the Company and our subsidiaries are eligible to participate in the 2019 Incentive Plan, if selected for participation by the plan administrator.

Non-Employee Director Compensation Limit. Under the terms of the 2019 Incentive Plan, the aggregate value of cash compensation and the grant date fair value of shares that may be awarded or granted during any fiscal year of the Company to any non-employee director will not exceed $750,000; provided, however, that the director compensation limit will be multiplied by two for the first fiscal year in which a non-employee director commences service on the board of directors.

Stock Options and Stock Appreciation Rights. Our compensation committee may grant incentive stock options, nonstatutory stock options, and stock appreciation rights under the 2019 Incentive Plan, provided that incentive stock options are granted only to employees of the Company, a parent corporation or a subsidiary corporation. The exercise price of stock options and stock appreciation rights under the 2019 Incentive Plan will be determined by the compensation committee, but must equal to at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2019 Incentive Plan, the compensation committee will determine the remaining terms of the options and stock appreciation rights, including the number of shares subject to the award, vesting, and the nature of any performance measures. Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement. The 2019 Incentive Plan prohibits the repricing of options and stock appreciation rights without stockholder approval.

Stock Awards. Our compensation committee will decide at the time of grant whether an award will be in the form of restricted stock, restricted stock units, or other stock awards. The compensation committee will determine the terms of the awards, including the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock, with any dividends subject to the same vesting conditions as the underlying restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents. Any dividend equivalents paid with respect to restricted stock units will be subject to the same vesting conditions as the underlying awards. Our compensation committee may grant other stock awards that are based on or related to shares of our common stock, such as awards of shares of common stock granted as bonus and not subject to any vesting conditions or stock equivalent units.

Performance Awards. Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common stock. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

Transferability of Awards. The 2019 Incentive Plan does not allow awards to be transferred other than by will or the laws of descent and distribution following the participant’s death, or as permitted by the compensation committee subject to the applicable limitations of the Securities Act and the Code.

Certain Adjustments. If any change is made in our common stock by means of an equity restructuring, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, appropriate and proportionate adjustments will be made in the number, class and price of shares subject to each outstanding award and the number and kind of shares subject to the plan.

Change in Control. In the event we experience a change in control under the terms of the 2019 Incentive Plan, the plan administrator may provide for the cash settlement, vesting, assumption or substitution of outstanding awards, except that awards held by our non-employee directors will vest and become exercisable in full upon such change in control. This offering will not constitute a change in control under the plan.

Clawback. Awards granted under the 2019 Incentive Plan and any cash payment or shares of our common stock delivered pursuant to an award may be subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt. In addition, under the terms of the 2019 Incentive Plan, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any participant who knowingly or through gross negligence engaged in misconduct, or who knowingly or through gross negligence failed to prevent misconduct, will reimburse the Company for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement and (ii) any profits realized by such participant from the sale of securities of the Company during such 12-month period.

New Plan Benefits. The compensation committee has the discretion to grant awards under the 2019 Incentive Plan, and therefore it is not possible at the time of filing of this prospectus to determine future awards that will be received by our named executive officers or others under the 2019 Incentive Plan. Only directors, employees and consultants are eligible for consideration to participate in the 2019 Incentive Plan.

Amendment and Termination. Our compensation committee has the authority to amend or terminate the 2019 Incentive Plan, subject to any stockholder approval required by law or stock exchange rules.

2014 Omnibus Stock Ownership and Long-Term Incentive Plan

The following is a description of the material terms of the nCino, Inc. 2014 Omnibus Stock Ownership and Long-Term Incentive Plan (the “2014 Incentive Plan”). The summary below does not contain a complete description of all provisions of the 2014 Incentive Plan and is qualified in its entirety by reference to the plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

The 2014 Incentive Plan was replaced by the 2019 Incentive Plan. The 2014 Incentive Plan governs outstanding awards granted prior to the adoption of the 2019 Incentive Plan, but no further awards will be granted pursuant to the 2014 Incentive Plan.

Authorized Shares. Under the 2014 Incentive Plan, 15,025,666 shares of our common stock were reserved for issuance, subject to adjustment for stock splits and other similar changes in capitalization. As of July 31, 2020, our employees, directors and consultants hold outstanding stock options granted under the 2014 Incentive Plan for the purchase of up to 7,321,694 shares of our common stock, with 5,542,247 of those options vested as of such date. No other equity awards are outstanding under the 2014 Incentive Plan as of such date.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers the 2014 Incentive Plan. Subject to the provisions of our 2014 Incentive Plan, the plan administrator has the authority to, among other things, construe and interpret the 2014 Incentive Plan and all awards granted thereunder, to define the terms used in the 2014 Incentive Plan and award agreements thereunder, to prescribe, amend and rescind the rules, regulations and policies relating to the 2014 Incentive Plan and to make all determinations necessary or advisable for the administration of the 2014 Incentive Plan.

Participants. Employees, directors and consultants of the Company and our subsidiaries were eligible to participate in the 2014 Incentive Plan, if selected for participation by the plan administrator.

Types and Terms of Awards. Under the 2014 Incentive Plan, we were authorized to grant stock options, restricted stock, long-term incentive compensation units, and stock appreciation rights. Stock options and stock appreciation rights may not be exercised beyond a ten-year term (or such shorter period as required with respect to incentive stock options held by certain holders). The terms of the awards are specified in an underlying award agreement approved by the plan administrator.

Termination of Employment. The terms relating to exercise, cancellation, other disposition, forfeiture, satisfaction of performance measures, termination of restriction periods or termination of performance periods upon termination of employment with or service to the Company, whether by reason of disability, cause, retirement, death or other termination, are set forth in the underlying award agreement approved by the plan administrator.

Certain Adjustments. Under the terms of the 2014 Incentive Plan, the number of shares subject to outstanding awards and the exercise or base prices of those awards are subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events.

Change in Control. In the event we experience a change in control under the terms of the 2014 Incentive Plan, the plan administrator may provide for the vesting of outstanding options. This offering will not constitute a change in control under the plan.

Amendment and Termination. The board of directors may, at any time, amend or terminate the 2014 Incentive Plan as it shall deem advisable, subject to stockholder approval for changes to the number of shares available under the 2014 Incentive Plan or changes to the eligibility provisions. No amendment may adversely affect the rights of a holder of an outstanding award without the consent of such holder.

Employee Stock Purchase Plan

The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Our board of directors adopted, and our stockholders approved the ESPP.

The purpose of the ESPP is to provide eligible employees of the Company and participating subsidiaries with a convenient means of acquiring an equity interest in the Company through payroll deductions or other contributions in order to enhance such employees’ sense of participation in the affairs of the Company.

Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our board of directors or compensation committee) are eligible to participate in the ESPP. The ESPP permits employees to purchase our common stock through payroll deductions during six-month offering periods, with the offering periods beginning each January 1 and July 1, or such other period or date determined by the compensation committee. Participants may authorize payroll deductions of a specific percentage of compensation of up to 15%, with such deductions being accumulated for six-month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (i) 85% of the fair market value of a share of our common stock on the first business day of such offering period and (ii) 85% of the fair market value of a share of our common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than 5,000 shares of our common stock during any offering period. Neither payroll deductions credited to a participant’s account nor any rights with regard to the exercise of an option or to receive shares under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to a valid beneficiary designation in the event of a participant’s death).

1,800,000 shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our capital stock, initially may be issued under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of shares of our common stock available under the ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year ending January 31, 2022 and continuing until the fiscal year ended January 31, 2031, by an amount equal to the lesser of (i) 1% of the shares of our common stock issued and outstanding on January 31 of the immediately preceding fiscal year, (ii) 1,800,000 shares of our common stock or (iii) an amount determined by our board of directors. The number of shares available under the ESPP will be subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events.

Under the terms of the ESPP, in the event of the proposed dissolution or liquidation of the Company, any offering period then in progress will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless otherwise provided by the board of directors, and the board of directors may either provide for the purchase of shares as of the date on which such offering period terminates or return to each participant the payroll deductions credited to such participant’s account. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding option under the ESPP will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the board of directors determines, in lieu of such assumption or substitution, to either terminate all outstanding options and return to each participant the payroll deductions credited to such participant’s account or to provide for the offering period in progress to end on a date prior to the consummation of such sale or merger.

The ESPP is administered by the compensation committee. The compensation committee has the discretionary authority to do everything necessary and appropriate to administer the ESPP, including, without limitation, determining the time and frequency of granting options, the duration of offering periods, the terms and conditions of the options and the number of shares subject to each option, and interpreting the provisions of the ESPP. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code. The ESPP shall continue in effect until the earlier of (i) the termination of the ESPP by our board of directors or the compensation committee pursuant to the terms of the ESPP and (ii) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since February 1, 2017 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

We sold shares of our common stock to an entity affiliated with Salesforce in July 2017, January 2018 and September 2019 for an aggregate purchase price of approximately $72.0 million. In January 2018, one of our stockholders also sold shares of our common stock to an entity affiliated with Salesforce for a purchase price of approximately $9.0 million.

In addition, certain holders of more than 5% of our capital stock acquired shares from selling stockholders, including certain of our directors and officers, pursuant to the tender offer as described below under “—Tender Offer.”

Tender Offer

Shares of our common stock have been the subject of two tender offers. The first was conducted by Insight Partners in January 2017 (the “January 2017 Tender Offer”) and the second was conducted by each of Insight Partners, investors for which Wellington Management Company LLC serves as investment adviser (“Wellington Investors”) and Bessemer Venture Partners (“Bessemer”) in July 2018 (the “July 2018 Tender Offer”). In connection with the January 2017 Tender Offer, Insight Partners acquired 23,796,085 shares of our common stock from selling stockholders, including certain of our directors and officers, at a purchase price of $8.00 per share, and in connection with the July 2018 Tender Offer, Wellington Investors acquired 3,125,000 shares of our common stock, Bessemer acquired 1,562,500 shares of our common stock and Insight Partners acquired 551,382 shares of our common stock from selling stockholders, including certain of our directors and officers, at a purchase price of $16.00 per share.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as February 12, 2015, as amended (“IRA”), which provides, among other things, that such investors party thereto have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Transactions with Salesforce

Salesforce, a software solution provider for the Company, is also an equity holder in the Company. Total costs related to the Salesforce Agreement were approximately $9.5 million, $15.4 million and $22.8 million for fiscal years 2018, 2019 and 2020, and $10.4 million and $16.2 million for the six months ended July 31, 2019 and 2020, respectively. For a description of the Salesforce Agreement and other information, see “Risk Factors—Fundamental elements of the nCino Bank Operating System are built on the Salesforce Platform and we rely on our agreement with Salesforce to provide our solution to our customers” and “Business—Our Relationship with Salesforce”.

The Company also purchases services from Salesforce to assist in managing the sales cycle, customer relationship management and other internal business functions. Total payments to Salesforce for these services were $0.5 million, $0.8 million and $1.1 million for fiscal years 2018, 2019 and 2020, respectively, and $0.7 million and $1.1 million were in prepaid expenses and other current assets for fiscal 2019 and 2020, respectively. Accounts payable to Salesforce were $2.1 million and $3.3 million and were included in accounts payable, related parties for fiscal 2019 and 2020, respectively.

Total payments to Salesforce for these services were $0.5 million and $0.6 million for the six months ended July 31, 2019 and 2020, respectively, and $0.5 million were in prepaid expenses and other current assets as of July 31, 2020. Accounts payable to Salesforce were $4.0 million at July 31, 2020, and were included in accounts payable, related parties.

Employment Arrangement with an Immediate Family Member of our President, Chief Executive Officer and Director

Corinne Naudé is a Sales Account Executive and the daughter-in-law of Pierre Naudé, our President and Chief Executive Officer. Her total compensation for fiscal 2019 and 2020 was approximately $248,204 and $436,521, respectively.

Indemnification of Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our bylaws require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Management— Limitations on Director and Officer Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had or will have a direct or indirect material interest. We have adopted a written related party transaction policy under which our management is required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 31, 2020:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of August 31, 2020, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of August 31, 2020 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 91,149,949 shares of common stock outstanding as of August 31, 2020.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o nCino, Inc., 6770 Parker Farm Drive, Wilmington, North Carolina 28405.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering	Shares Subject to Option to Purchase	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering (Option to Purchase Exercised in Full)
Directors and Named Executive Officers:
Pierre Naudé(1)	1,290,000	1.4%	260,000	1,030,000	—	1.1%	1.1%
David Rudow	—	*	—	—	—	*	*
Josh Glover(2)	292,482	*	69,637	222,845	—	*	*
Steven Collins(3)	34,750	*	—	34,750	—	*	*
Jon Doyle(4)	27,500	*	—	27,500	—	*	*
Jeffrey Horing(5)	38,018,651	41.7	3,978,489	34,040,162	836,313	37.3	36.4
Pam Kilday(6)	2,500	*	—	2,500	—	*	*
Spencer Lake(7)	40,750	*	11,400	29,350	—	*	*
Jeffrey Lunsford(8)	402,500	*	61,500	341,000	—	*	*
William Ruh(9)	358,701	*	—	358,701	—	*	*
All executive officers and directors as a group (13 persons)(10)	41,590,442		4,611,727	36,978,715	836,313	39.7	38.8
5% Stockholders:
Entities affiliated with Insight Partners(11)	38,016,151	41.7	3,978,489	34,037,662	836,313	37.3	36.4
Entities affiliated with Salesforce(12)	10,760,469	11.8	—	10,760,469	—	11.8	11.8
Entities affiliated with Wellington Management(13)	7,715,323	8.5	807,432	6,907,891	169,728	7.6	7.4

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering	Shares Subject to Option to Purchase	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering (Option to Purchase Exercised in Full)
Other Selling Stockholders:
Entities affiliated with James S. Mahan III(14)	1,619,718	1.8%	86,427	1,533,291	—	1.7%	1.7%
Entities affiliated with Marguerite D. Mahan(15)	1,565,686	1.7%	86,427	1,479,259	—	1.6%	1.6%
Neil Underwood(16)	1,089,090	1.2%	85,168	1,003,922	—	1.1%	1.1%
Ronald A. Tetenbaum(17)	835,100	*	65,305	769,795	—	*	*
Russell M. Carter(18)	751,704	*	4,049	747,655	—	*	*
Maurice J. Koury Marital Trust	517,789	*	40,492	477,297	—	*	*
Jeffrey A. Babka(19)	375,000	*	29,325	345,675	—	*	*
Harbor Island Equity Partners LLC(20)	336,700	*	26,330	310,370	—	*	*
Bruce B. Cameron IV Revocable Trust	300,000	*	23,460	276,540	—	*	*
Jane C. Sullivan Trust	255,000	*	19,941	235,059	—	*	*
Mary Jo Cameron Trustee of the Mary Jo Rissacher Cameron Revocable Trust	217,382	*	17,000	200,382	—	*	*
Entities affiliated with John P. Blevins(21)	203,692	*	15,929	187,763	—	*	*
Vincent Dailey	186,406	*	14,577	171,829	—	*	*
Peter Underwood	175,000	*	13,685	161,315	—	*	*
The William H Cameron Revocable Trust Dated November 25 2014	171,159	*	13,385	157,774	—	*	*
Elizabeth H. Cameron IRR GST EXT TR SYMT D&D 12/18/12 Hilda C. Dill Hilda C. Dill Trustee	143,339	*	11,210	132,129	—	*	*
Trust FBO Ford Williams U/ITA 10/1/2015 (post-grat)	132,508	*	10,363	122,145	—	*	*
Trust F/B/O Elizabeth Willias McDonald U/ITA 10/1/15 Post-Grat	132,507	*	10,363	122,144	—	*	*
Ryan R. Mahan	131,977	*	10,321	121,656	—	*	*
Daniel David Cameron Jr. Trust	127,739	*	9,990	117,749	—	*	*
Charlotte Anne Cameron Revocable Trust	122,520	*	9,582	112,938	—	*	*
Swanna Saltiel	121,089	*	9,470	111,619	—	*	*
Daniel D. Cameron Family Foundation, Inc.	119,360	*	9,334	110,026	—	*	*
Bruce Barclay Cameron Foundation, Inc.	114,478	*	8,953	105,525	—	*	*
Katherine Groat(22)	112,502	*	8,799	103,703	—	*	*
Elinor Carol Hart & James E. Falkowski Jt Ten	100,083	*	7,827	92,256	—	*	*
Rachel L. Cameron Trust dtd 4-3-13	100,000	*	7,820	92,180	—	*	*

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering	Shares Subject to Option to Purchase	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering (Option to Purchase Exercised in Full)
Travis E. York	83,681	*	6,544	77,137	—	*	*
Calvin E. Lewis, Jr. & Jackie W. Lewis Jt Ten	82,603	*	6,460	76,143	—	*	*
Kay A. Anderson & Kent E. Anderson Jt Ten	80,000	*	6,256	73,744	—	*	*
Brian C. Faulk	80,000	*	6,256	73,744	—	*	*
Stephanie C. Dunn	72,166	*	5,644	66,522	—	*	*
Keith Merklin Living Trust	64,295	*	5,028	59,267	—	*	*
Jennifer Merklin Living Trust	64,294	*	5,028	59,266	—	*	*
Sales Employees(23)	706,063	*	128,682	577,381	—	*	*
Product Management and Engineering Employees(23)	568,522	*	80,223	488,299	—	*	*
Administrative Employees(23)	468,775	*	95,841	372,934	—	*	*
Professional Services Employees(23)	408,942	*	78,769	330,173	—	*	*
All Other Non-Employee Selling Stockholders(23)	899,773	1.0%	70,372	829,401	—	*	*
All Other Employees Selling Stockholders(23)	750,828	*	137,150	613,678	—	*	*

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)

Consists of (a) 765,000 shares of common stock held by Mr. Naudé, (b) 500,000 shares of common stock issuable upon exercise of options held by Mr. Naudé that are vested and exercisable as of August 31, 2020 or will become vested and exercisable within 60 days of such date and (c) 25,000 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(2)

Consists of (a) 70,037 shares of common stock held by Mr. Glover, (b) 209,945 shares of common stock issuable upon exercise of options held by Mr. Glover that are vested and exercisable as of August 31, 2020 or will become vested and exercisable within 60 days of such date, and (c) 12,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(3)

Consists of (a) 32,250 shares of common stock held by Mr. Collins, and (b) 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(4)

Consists of (a) 25,000 shares of common stock held by Mr. Doyle and (b) 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(5)

Consists of (a) 38,016,151 shares of common stock beneficially held by entities affiliated with Insight Partners as set forth in footnote (11) and (b) 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied. Mr. Horing, a member of our board of directors, disclaims beneficial ownership of the shares held of record by each of the affiliated entities of Insight Partners, except to the extent of his pecuniary interest therein, if any.

(6)

Consists of 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(7)

Consists of (a) 38,250 shares of common stock issuable upon exercise of options held by Mr. Lake that are vested and exercisable as of August 31, 2020 or will become vested and exercisable within 60 days of such date, and (b) 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(8)

Consists of (a) 400,000 shares of common stock held by Mr. Lunsford and (b) 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(9)

Consists of (a) 356,201 shares of common stock held by Mr. Ruh and (b) 2,500 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(10)

Consists of (a) 39,676,750 shares of common stock beneficially owned by our directors and executive officers, (b) 1,824,942 shares of common stock issuable upon exercise of options held by our directors and executive officers that are vested and exercisable as of August 31, 2020 or will become vested and exercisable within 60 days of such date and (c) 88,750 shares of common stock to be issued pursuant to RSUs for which the time-based vesting condition has been or will be met within 60 days of August 31, 2020 and for which the liquidity-based vesting condition has already been satisfied.

(11)

Consists of (i) 12,562,994 shares held of record by Insight Venture Partners IX, L.P.; (ii) 6,242,246 shares held of record by Insight Venture Partners (Cayman) IX, L.P.; (iii) 1,331,048 shares held of record by Insight Venture Partners (Delaware) IX, L.P.; (iv) 250,770 shares held of record by Insight Venture Partners IX (Co-Investors), L.P.; (v) 5,105,462 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.; (vi) 4,645,041 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.; (vii) 4,104,494 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. and (viii) 3,774,096 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd”) and Insight Venture Associates Growth-Buyout Coinvestment, Ltd. (“IVA GBCF Ltd”). IVA IX Ltd is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P. and Insight Venture Partners IX (Co-Investors), L.P. (collectively “Fund IX”). IVA GBCF Ltd is the general partner of Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA GBCF LP”), which is the general partner of Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. (collectively “GBCF”). Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of each of IVA IX Ltd and IVA GBCF Ltd, IVA IX LP is the general partner of Fund IX and IVA GBCF LP is the general partner of GBCF, Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett may be deemed to share voting and dispositive power over the shares noted above. Mr. Horing, a member of our board of directors, disclaims beneficial ownership of the shares held of record by each of Fund IX and GBCF, except to the extent of his pecuniary interest therein, if any. The address for these entities is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(12)

Consists of 10,760,469 shares of common stock held by Salesforce Ventures LLC (“Salesforce Ventures”). Salesforce may be deemed to have sole power to vote or dispose of the shares held by Salesforce Ventures. The address of Salesforce and Salesforce Ventures is Salesforce Tower, 415 Mission Street, 3rd Floor, San Francisco, California 94105.

(13)

Consists of 781,995 shares held by Bay Pond Partners, L.P., 569,854 shares held by Bay Pond Investors (Bermuda) L.P., 2,937,500 shares held by Hadley Harbor Master Investors (Cayman) II L.P., 148,890 shares held by Wolf Creek Partners, L.P., 142,375 shares held by Wolf Creek Investors (Bermuda) L.P. and 3,134,709 shares held by Ithan Creek Master Investors (Cayman) L.P. Wellington Management Company LLP

(“Wellington Management”) is the investment adviser of Bay Pond Partners, L.P., MML Small Cap Growth Equity Fund, Bay Pond Investors (Bermuda) L.P., Hadley Harbor Master Investors (Cayman) L.P., Wolf Creek Partners, L.P., Wolf Creek Investors (Bermuda) L.P. and Ithan Creek Master Investors (Cayman) L.P. (the “Wellington Clients”). Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder, Wellington Management shares beneficial ownership over shares beneficial ownership over the shares held by the Wellington Clients; however, Wellington Management is a legal entity and not a natural person. The business address of Bay Pond Partners, L.P., Bay Pond Investors (Bermuda) L.P., Hadley Harbor Master Investors (Cayman) II L.P., Wolf Creek Partners, L.P., Wolf Creek Investors (Bermuda) L.P. and Ithan Creek Master Investors (Cayman) L.P. is c/o Wellington Management Company, Attn: Valerie Tipping, 280 Congress St, Boston, MA 02210.
(14)

Consists of (a) 644,718 shares held of record by James S. Mahan III Revocable Trust under agreement dated August 22, 2006 for which James S. Mahan III is the trustee, (b) 400,000 shares held of record by James S. Mahan III 2011 Irrevocable Trust for which Mr. Mahan is a co-trustee with his spouse, Marguerite D. Mahan and (d) 575,000 shares held of record by Peapod II LLC for which Mr. Mahan is deemed to hold joint voting and dispositive power with his spouse, Ms. Mahan.

(15)

Consists of (a) 590,686 shares held of record by the Marguerite D. Mahan Revocable Trust under agreement dated August 22, 2006 for which Marguerite D. Mahan is the trustee, (b) 400,000 shares held of record by James S. Mahan III 2011 Irrevocable Trust for which Ms. Mahan is a co-trustee with her spouse, James S. Mahan III and (c) 575,000 shares held of record by Peapod II LLC for which Ms. Mahan is deemed to hold joint voting and dispositive power with her spouse, Mr. Mahan.

(16)	Consists of (a) 1,025,833 shares held of record by Neil Underwood and (b) 63,257 shares held of record by NU Equity LLC, for which Mr. Underwood is deemed to hold voting and dispositive power.
(17)

Consists of (a) 635,100 shares held by Ronald A. Tetenbaum, (b) 100,000 shares held of record by Ronald A. Tetenbaum, TEE of Benjamin A. Tetenbaum Irr. Trust 6-17-2020 and (c) Ronald A. Tetenbaum, TEE of Eric J. Tetenbaum Irr. Trust 6-17-2020.

(18)

Consists of (a) 579,049 shares held of record by Russell M. Carter and (b) 172,655 shares held of record by Russell M. Carter 2018 Grantor Retained Annuity Trust, for which Mr. Carter is deemed to hold voting and dispositive power.

(19)

Consists of (a) 40,160 shares of common stock held by Mr. Babka and (b) 334,840 shares of common stock issuable upon exercise of options held by Mr. Babka that are vested and exercisable as of August 31, 2020 or will become vested and exercisable within 60 days of such date.

(20)	Carlos Parajon, Charles A. Paul, III, Jon Vincent and William Cameron are deemed to share voting and dispositive power over the shares noted above.
(21)

Consists of (a) 35,339 shares held of record by John P. Blevins, (b) 117,848 shares held of record by Maximus LLC, for which Mr. Blevins serves as the managing member and (c) 50,505 shares held of record by TD Ameritrade Clearing Inc. Cust FBO John Paul Blevins Jr. Roth IRA.

(22)	Consists of (a) 76,552 shares held of record by Katherine Groat and (b) 35,950 shares held of record by Brian J. Groat & Katherine M. Groat Jt Ten.
(23)

Consists of selling stockholders not otherwise listed on this table who collectively own less than 1% of our common stock. The amounts do not include additional equity awards for common stock that are not exercisable, or for which any service condition would not be satisfied, within 60 days of August 31, 2020.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement relating to this prospectus, and is qualified by reference to our amended and restated certificate of incorporation and bylaws, and by the applicable provisions of Delaware law.

General

Our amended and restated certificate of incorporation authorizes 500,000,000 shares of common stock, $0.0005 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

As of July 31, 2020, there were outstanding 91,122,356 shares of our common stock, held by approximately 412 stockholders of record, and 24,785,528 shares of our common stock issuable upon exercise of outstanding stock options and restricted stock units. As of July 31, 2020, there were no outstanding shares of our preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options and Restricted Stock Units

As of July 31, 2020, we had outstanding options to purchase an aggregate of 7,464,094 shares of our common stock, with a weighted-average exercise price of $5.48 per share, 17,500 shares of common stock subject to vested RSUs at a weighted-average grant date fair value of $20.00 per share, and 2,041,093 shares of common stock issuable upon vesting of RSU awards, with a weighted-average grant date fair value of $20.84 per share, pursuant to our equity incentive plans.

Registration Rights

Following the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares, the holders of an aggregate of 58,939,020 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our IRA, which registration rights include demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with the registration of registrable securities, including reasonable fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate upon the fifth anniversary of the completion of our IPO. See the section titled “Certain Relationships and Related Party Transactions—Investors Rights Agreement” for additional information regarding the IRA.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation and our bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

Board Vacancies

Our amended and restated certificate of incorporation and bylaws authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board

Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock will not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our amended and restated certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, our president or the lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to us not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•	the name and address of the proposing persons;

•	information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

•	information as to any material relationships and interest between the proposing persons and us, any of our affiliates and any of our principal competitors;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•

a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

Our board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 962-4284.

Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “NCNO.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, the perception that such sales may occur, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time and our ability to raise equity capital in the future. We cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time.

We had 91,149,949 shares of common stock outstanding as of August 31, 2020. Of those outstanding shares, 9,269,000 shares of common stock sold in the IPO and 6,706,944 shares sold in this offering will be freely tradeable, except that any shares acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Lock-Up Agreements

Underwriter Lock-Up Agreements

In connection with our IPO, each of our directors, executive officers and holders of substantially all of our outstanding equity securities entered into lock-up agreements with the Representatives which restrict their ability to sell or transfer their shares until January 9, 2021, subject to certain exceptions (the “Underwriter Lock-up Agreements”). The Representatives may, in their sole discretion, waive the Underwriter Lock-up Agreements before the expiration of the lock-up period. In order to effect this offering, the Representatives intend to release the applicable lock-up restrictions set forth in the Underwriter Lock-up Agreements solely with respect to any shares to be sold by the selling stockholders in this offering.

Company Lock-Up Agreements

As of July 31, 2020, we had 91,122,356 shares of common stock outstanding. In connection with our IPO, certain stockholders entered into lock-up agreements with us which restrict their ability to sell or transfer their shares until January 9, 2021, subject to certain exceptions (the “Company Lock-up Agreements”). Concurrently with the pricing of this offering, we have agreed to a partial release of shares held by these stockholders that are currently subject to the Company Lock-up Agreements, in an aggregate amount of approximately 370,000 shares of common stock. This release is contingent upon the pricing of this offering, but upon such pricing, such shares of common stock that are released will become freely tradable subject to applicable securities laws.

Only the shares of common stock sold in our IPO, sold in this offering or released as described in the preceding two paragraphs will be freely tradable, without restriction, in the public market immediately after this offering. Each of our directors, executive officers and selling stockholders are subject to lock-up agreements that restrict their ability to sell or transfer their shares until the later of 90 days after the date of this prospectus or January 9, 2021, subject to certain exceptions.

After the lock-up agreements expire, all 91,149,949 shares outstanding as of August 31, 2020 will be eligible for sale in the public market, of which, after giving effect to the sale of shares in this offering, 47,739,184 shares are beneficially owned by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon the concurrent release of lock-up restrictions in connection with this offering or the expiration or any future earlier release of the lock-up and market stand-off agreements or, the perception that such sales may occur, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Rule 144

After the expiration of the applicable lock-up agreements described above, sales of shares of our common stock held by pre-IPO investors, directors, executive officers and affiliates will be subject to Rule 144.

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our common stock that does not exceed the greater of:

•	1% of the number of our common stock then outstanding, which equals 911,223 shares as of July 31, 2020; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased our common stock pursuant to a written compensatory plan or contract prior to the effective date of our IPO and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of our IPO before selling those shares pursuant to Rule 701.

Registration Rights

Following the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares, the holders of an aggregate of 58,939,020 shares of our common stock are entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our IRA, which registration rights include demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with the registration of registrable securities, including reasonable fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate upon the fifth anniversary of the completion of our IPO.

Demand Registration Rights

Under the terms of the IRA, if we receive a written request, at any time after January 9, 2021, which is 180 days following the effective date of our IPO, from the holders of at least a majority of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of registrable securities and if the aggregate price to the public of the shares offered is at least $15.0 million, then we will be required to file as soon as practicable, and in any event no later than 60 days following such request, a registration statement covering all registrable securities requested to be registered for public resale. We may defer the filing of a registration statement for up to 60 days once in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the IRA, including at any time during the 180-day period after the effective date of this offering.

Form S-3 Registration Rights

The holders of at least 20% of the then registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3.0 million. Upon such a request, we would be required to file as soon as practicable, and in any event no later than 45 days following such a request, a registration statement covering all registrable securities requested to be registered for public resale. We are not required to file a registration on Form S-3 if we have filed two registrations on Form S-3 in the preceding 12-month period and may postpone the filing of a registration statement on Form S-3 for up to 60 days twice in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to file a registration statement on Form S-3 under certain additional circumstances specified in the IRA.

Piggyback Registration Rights

If we register any of our securities for public sale, each holder of registrable securities has a right to request the inclusion of any then-outstanding registrable securities held by them on our registration statement. However, this right does not apply to a registration relating solely to employee benefit plans, a corporate reorganization or stock issuable upon conversion of debt securities. The Company has the right to terminate or withdraw any registration, whether or not any registrable securities has been elected to be included. If the underwriters of any underwritten offering determine in their reasonable discretion to limit the number of registrable securities to be included in such underwritten offering, the number of registrable securities to be registered will be apportioned pro rata among such holders, based on the number of registrable securities held by each holder. However, the number of registrable securities to be registered cannot be reduced unless all other securities are first entirely excluded from the underwriting.

Form S-8 Registration Statement

On July 17, 2020, we filed a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The shares covered by this registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Compensation Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below). This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including (without limitation) former citizens or long-term residents of the United States, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, regulated investment companies, real estate investment trusts, mutual funds, broker-dealers, traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock, persons who hold our common stock as “qualified small business stock” within the meaning of Section 1202 of the Code, persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment, persons subject to the alternative minimum tax, persons who acquired our common stock through stock options or in other compensatory transactions or partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock should consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH

RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “—Sales or other Taxable Dispositions.” Subject to the withholding rules discussed below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA” and with respect to effectively connected dividends, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the U.S. withholding tax described above, provided the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. Any such effectively connected dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sales or other Taxable Dispositions

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition on a net income tax basis at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” (“USRPHC”) if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through the office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person who is not an exempt recipient under the Code and applicable Treasury regulations.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (2) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) and provides certain information with respect to such United States owners; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

BofA Securities, Inc. and Barclays Capital Inc., are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	2,380,968
Barclays Capital Inc.	2,045,617
KeyBanc Capital Markets Inc.	670,694
Truist Securities, Inc.	670,694
Piper Sandler & Co.	469,486
Raymond James & Associates, Inc.	268,277
Macquarie Capital (USA) Inc.	201,208

Total	6,706,944

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.404 per share. After the offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$72.00	$482,899,968	$555,334,920
Underwriting discount paid by selling stockholders	$2.34	$15,694,249	$18,048,385
Proceeds to selling stockholders	$69.66	$467,205,719	$537,286,535

The expenses of the offering, not including the underwriting discount, are estimated at $850,000 and are payable by us.

Option to Purchase Additional Shares

Certain selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,006,041 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, the selling stockholders and holders of substantially all of our common stock have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of the Representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly;

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The Representatives in their sole discretion, may release the common stock subject to the lockup agreements in whole or in part at any time.

Each of our directors, executive officers and selling stockholders are subject to lock-up agreements that restrict their ability to sell or transfer their shares until the later of 90 days after the date of this prospectus or January 9, 2021, subject to certain exceptions. Each of our other security holders are subject to lock-up agreements that restrict their ability to sell or transfer their shares until January 9, 2021, subject to certain exceptions.

In connection with our IPO, we, our executive officers and directors and holders of substantially all of our common stock agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of the prospectus without first obtaining the written consent of the Representatives. The Representatives intend to release the lock-up restrictions with respect to all 6,706,944 shares to be sold by the selling stockholders in this offering, which include certain of our employees, officers and directors. See “Shares Eligible for Future Sale—Lock-up Agreements.” In addition, we have agreed to release approximately 370,000 shares held by certain of our existing stockholders not participating in this offering for sale in the public market in connection with the consummation of this offering.

Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “NCNO.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings, including in some cases as our customers, in the ordinary course of business with us or our affiliates. They or we, as applicable, have received, or may in the future receive, customary fees and/or commissions for these transactions. Furthermore, the underwriters also acted as underwriters in our IPO of 9,269,000 shares of common stock, which we completed on July 16, 2020.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain affiliates of the representatives are our customers and we have agreements with them in such capacity.

European Economic Area and United Kingdom

This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area or in the United Kingdom (each, a “Relevant State”) who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus has been prepared on the basis that any offer of shares in any Relevant State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In relation to each Relevant State, no offer of shares which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Company for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.

United Kingdom

This prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents. This prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notification under Section 309B of the Securities and Futures Act, Chapter 289 of Singapore: The securities are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Sidley Austin LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Ropes  & Gray LLP.

EXPERTS

The consolidated financial statements of nCino, Inc. at January 31, 2019 and 2020, and for each of the three years in the period ended January 31, 2020 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Our periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.ncino.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

NCINO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of nCino, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of nCino, Inc. as of January 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended January 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2014-09

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Raleigh, North Carolina

April 17, 2020

nCino, Inc.

CONSOLIDATED BALANCE SHEETS

As of January 31, 2019 and 2020

(In thousands, except share and per share data)

	January 31, 2019	January 31, 2020
Assets
Current Assets
Cash and cash equivalents (VIE: $0 and $8,892 at January 31, 2019 and 2020, respectively)	$74,347	$91,184
Accounts receivable, less allowance for doubtful accounts of $123 and $0 at January 31, 2019 and 2020, respectively	25,495	34,205
Accounts receivable, related parties	4,334	9,201
Costs capitalized to obtain revenue contracts, current portion, net	—	3,608
Prepaid expenses and other current assets	4,991	7,079

Total current assets	109,167	145,277

Property and equipment, net	10,406	13,477
Costs capitalized to obtain revenue contracts, noncurrent, net	—	7,000
Goodwill	—	55,840
Intangible assets, net	—	26,093
Other long-term assets	393	2,464

Total assets	$119,966	$250,151

Liabilities, Redeemable Non-Controlling Interest, and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,219	$1,258
Accounts payable, related parties	2,224	3,408
Accrued commissions	5,164	7,862
Other accrued expenses	2,694	4,922
Deferred rent, current portion	—	183
Deferred revenue, current portion	34,172	50,929
Deferred revenue, current portion, related parties	6,936	8,013

Total current liabilities	52,409	76,575
Deferred income taxes, noncurrent	—	194
Deferred rent, noncurrent	696	1,558
Deferred revenue, noncurrent	825	—
Other long-term liabilities	—	195

Total liabilities	53,930	78,522

Commitments and Contingencies (Notes 9, 14 and 15)
Redeemable non-controlling interest (Note 3)	—	4,356
Stockholders’ Equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized and none issued and outstanding	—	—
Voting common stock, $0.0005 par value; 89,708,247 and 99,708,247 shares authorized as of January 31, 2019 and 2020, respectively; 70,186,189 and 75,596,007 shares issued and outstanding as of January 31, 2019 and 2020, respectively	35	38
Non-voting common stock, $0.0005 par value; 10,291,753 shares authorized as of January 31, 2019 and 2020; 5,701,435 and 5,931,319 shares issued and outstanding as of January 31, 2019 and 2020, respectively	3	3
Additional paid in capital	170,771	288,564
Accumulated other comprehensive loss	(21)	(408)
Accumulated deficit	(104,752)	(120,924)

Total stockholders’ equity	66,036	167,273

Total liabilities, redeemable non-controlling interest, and stockholders’ equity	$119,966	$250,151

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended January 31, 2018, 2019 and 2020

(In thousands, except share and per share data)

	Fiscal Year Ended January 31,
	2018	2019	2020
Revenues
Subscription (related parties $5,411, $7,929 and $7,768, respectively)	$38,048	$64,458	$103,265
Professional services	20,094	27,076	34,915

Total revenues	58,142	91,534	138,180
Cost of Revenues
Subscription (related party $9,530, $15,373 and $22,844, respectively)	12,581	19,995	31,062
Professional services	17,890	26,456	33,008

Total cost of revenues	30,471	46,451	64,070

Gross profit	27,671	45,083	74,110

Operating Expenses
Sales and marketing	20,954	31,278	44,440
Research and development	16,559	22,230	35,304
General and administrative	8,933	14,791	22,536

Total operating expenses	46,446	68,299	102,280

Loss from operations	(18,775)	(23,216)	(28,170)

Non-operating Income (Expense)
Interest income	260	1,193	988
Other	(24)	(89)	33

Loss before income tax expense	(18,539)	(22,112)	(27,149)
Income tax expense	50	194	586

Net loss	(18,589)	(22,306)	(27,735)
Net loss attributable to non-controlling interest (Note 3)	—	—	(141)

Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)

Net loss per share attributable to nCino, Inc.:
Basic and diluted	$(0.27)	$(0.30)	$(0.35)

Weighted average number of common shares outstanding:
Basic and diluted	68,290,570	74,593,709	78,316,794

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Fiscal Years Ended January 31, 2018, 2019 and 2020

(In thousands)

	Fiscal Year Ended January 31,
	2018	2019	2020
Net loss	$(18,589)	$(22,306)	$(27,735)
Other comprehensive income (loss):
Foreign currency translation	6	(27)	(403)

Other comprehensive income (loss)	6	(27)	(403)

Comprehensive loss	(18,583)	(22,333)	(28,138)

Less comprehensive loss attributable to redeemable non-controlling interest:
Net loss attributable to redeemable non-controlling interest	—	—	(141)
Foreign currency translation attributable to redeemable non-controlling interest	—	—	(16)

Comprehensive loss attributable to redeemable non-controlling interest	—	—	(157)

Comprehensive loss attributable to nCino, Inc.	$(18,583)	$(22,333)	$(27,981)

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Fiscal Years Ended January 31, 2018, 2019 and 2020

(In thousands, except share data)

	Voting Common Stock		Non-voting Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance, January 31, 2017	56,311,950	$28	10,291,754	$5	$86,458	$—	$(63,857)	$22,634
Conversion of non-voting common stock to voting common stock	4,590,319	2	(4,590,319)	(2)	—	—	—	—
Stock issuance, net of issuance costs of $109	5,743,054	3	—	—	69,193	—	—	69,196
Exercise of stock options	695,384	—	—	—	941	—	—	941
Stock-based compensation	—	—	—	—	3,826	—	—	3,826
Other comprehensive income	—	—	—	—	—	6	—	6
Net loss attributable to nCino, Inc.	—	—	—	—	—	—	(18,589)	(18,589)

Balance, January 31, 2018	67,340,707	33	5,701,435	3	160,418	6	(82,446)	78,014
Exercise of stock options	2,845,482	2	—	—	6,258	—	—	6,260
Stock-based compensation	—	—	—	—	4,095	—	—	4,095
Other comprehensive loss	—	—	—	—	—	(27)	—	(27)
Net loss attributable to nCino, Inc.	—	—	—	—	—	—	(22,306)	(22,306)

Balance, January 31, 2019	70,186,189	35	5,701,435	3	170,771	(21)	(104,752)	66,036
Cumulative-effect adjustment from adoption of accounting standard	—	—	—	—	—	—	11,422	11,422
Stock issuance, net of issuance costs of $52	3,448,276	2	229,885	—	79,946	—	—	79,948
Stock issuance related to business combinations	1,502,772	1	—	—	25,203	—	—	25,204
Contingent consideration related to business combination	—	—	—	—	5,857	—	—	5,857
Exercise of stock options	458,770	—	(1)	—	1,042	—	—	1,042
Stock-based compensation	—	—	—	—	5,745	—	—	5,745
Other comprehensive loss	—	—	—	—	—	(387)	—	(387)
Net loss attributable to nCino, Inc.	—	—	—	—	—	—	(27,594)	(27,594)

Balance, January 31, 2020	75,596,007	$38	5,931,319	$3	$288,564	$(408)	$(120,924)	$167,273

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended January 31, 2018, 2019 and 2020

(In thousands)

	Fiscal Year Ended January 31,
	2018	2019	2020
Cash Flows from Operating Activities
Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)
Net loss attributable to redeemable non-controlling interest	—	—	(141)

Net loss	(18,589)	(22,306)	(27,735)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	970	1,458	4,609
Amortization of costs capitalized to obtain revenue contracts	—	—	3,243
Stock-based compensation	3,826	4,095	5,745
Deferred income taxes	—	—	195
Provision for (recovery of) bad debt	(329)	103	(105)
Change in operating assets and liabilities:
Accounts receivable	(7,512)	(10,212)	(9,289)
Accounts receivable, related parties	(4,919)	4,557	(4,867)
Costs capitalized to obtain revenue contracts	—	—	(5,631)
Prepaid expenses and other assets	(2,124)	(1,185)	(1,628)
Accounts payable and accrued expenses and other liabilities	2,252	3,922	2,286
Accounts payable, related parties	(331)	781	1,184
Deferred rent	—	695	1,045
Deferred revenue	7,096	14,214	20,873
Deferred revenue, related parties	3,702	(711)	1,077

Net cash used in operating activities	(15,958)	(4,589)	(8,998)

Cash Flows from Investing Activities
Acquisition of businesses, net of cash acquired	—	—	(52,267)
Purchases of property and equipment	(2,837)	(7,965)	(5,760)

Net cash used in investing activities	(2,837)	(7,965)	(58,027)

Cash Flows from Financing Activities
Investment from redeemable non-controlling interest	—	—	4,513
Proceeds from stock issuance	69,305	—	80,000
Stock issuance costs	(109)	—	(52)
Exercise of stock options	941	6,260	1,042
Payments of deferred costs	—	—	(1,412)

Net cash provided by financing activities	70,137	6,260	84,091

Effect of foreign currency exchange rate changes on cash and cash equivalents	12	(35)	(229)

Net increase (decrease) in cash and cash equivalents	51,354	(6,329)	16,837
Cash and Cash Equivalents, beginning of period	29,322	80,676	74,347

Cash and Cash Equivalents, end of period	$80,676	$74,347	$91,184

Supplemental disclosure of cash flow information
Cash paid during the year for taxes	$—	$42	$369

Supplemental disclosure of noncash investing and financing activities
Purchase of property and equipment, accrued but not paid	$—	$118	$45

Deferred costs, accrued but not paid	$—	$—	$357

Fair value of common stock issued as consideration for business acquisition	$—	$—	$25,204

Fair value of contingent consideration in connection with business acquisition in other long-term liabilities	$—	$—	$197

Fair value of contingent consideration in connection with business acquisition included in equity	$—	$—	$5,857

See Notes to Consolidated Financial Statements.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 1. Organization and Description of Business

Description of Business: nCino, Inc. (“nCino” or the “Company”) is a software-as-a-service (SaaS) company that provides software applications to financial institutions to streamline customer and employee interactions. The Company is headquartered in Wilmington, North Carolina and has offices in Salt Lake City, London, Sydney, Melbourne, Toronto and Tokyo.

The Company was organized as a North Carolina limited liability company named BANKR, LLC on December 13, 2011. On April 3, 2012, the Company was renamed nCino, LLC. The Company was re-incorporated in the State of Delaware on December 18, 2013.

On September 27, 2016, the Company created a wholly-owned subsidiary called nCino GBU, Inc. to facilitate an agreement with a customer. nCino GBU, Inc. was dissolved on August 14, 2018.

During the fiscal year ended January 31, 2018, the Company created wholly-owned subsidiaries nCino APAC PTY Ltd, nCino Canada, Inc., and nCino Global Ltd in Australia, Canada, and the United Kingdom, respectively, to expand to Canada, Asia Pacific, and Europe.

Fiscal Year End: The Company’s fiscal year ends on January 31.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation: These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The consolidated financial statements include accounts of the Company’s wholly-owned subsidiaries as well as a variable interest entity in which the Company is the primary beneficiary. All intercompany accounts and transactions are eliminated. Refer to disclosures in Note 2 and Note 3 for additional information regarding the Company’s variable interest entity.

The Company is subject to the normal risks associated with technology companies that have not demonstrated sustainable income from operations, including product development, the risk of customer acceptance and market penetration of its products and services and, ultimately, the need to attain profitability to generate positive cash resources.

Effective February 1, 2019, the Company adopted the requirement of Accounting Standards Update, or ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) utilizing the modified retrospective method of transition. Prior period information has not been restated and continues to be reported under the accounting standards in effect for those periods. The new revenue standard was applied to contracts that were not completed as of the adoption date, consistent with transition guidance. Adoption of the new revenue standard resulted in changes to accounting policies for revenue recognition and sales commissions.

Variable Interest Entity: The Company holds an interest in a Japanese company (“nCino K.K.”) that is considered a variable interest entity or VIE. nCino K.K. is considered a VIE as it has insufficient equity capital to finance its activities without additional financial support. The Company is the primary beneficiary of nCino K.K. as it has the power over the activities that most significantly impact the economic performance of nCino K.K. and has the obligation to absorb expected losses and the right to receive expected benefits that could be significant to nCino K.K., in accordance with accounting guidance. As a result, the Company consolidated nCino

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

K.K. and all significant intercompany accounts have been eliminated. The Company will continue to assess whether it has a controlling financial interest and whether it is the primary beneficiary at each reporting period. Other than the Company’s equity investment, the Company has not provided financial or other support to nCino K.K. that it was not contractually obligated to provide. The assets of the VIE can only be used to settle the obligations of the VIE and the creditors of the VIE do not have recourse to the Company. The assets and liabilities of the VIE were not significant to the Company’s financial statements except for cash which is reflected on the consolidated balance sheets. Refer to Note 3 for additional information regarding the Company’s variable interest.

Redeemable Non-Controlling Interest: nCino K.K. has a redeemable non-controlling interest. An agreement with the minority investors of nCino K.K. contains redemption features whereby the interest held by the minority investors are redeemable either (i) at the option of the minority investors or (ii) at the option of the Company, both beginning on the eighth anniversary of the initial capital contribution. If the interest of the minority investors were to be redeemed under this agreement, the Company would be required to redeem the interest based on a prescribed formula derived from the relative revenues of nCino K.K. and the Company. The balance of the redeemable non-controlling interest is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the consolidated balance sheets outside of equity under the caption “Redeemable non-controlling interest.”

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by the Company’s management are used for, but not limited to, revenue recognition including determining the nature and timing of satisfaction of performance obligations, variable consideration, standalone selling price, and other revenue items requiring significant judgement; the average period of benefit associated with costs capitalized to obtain revenue contracts; fair value of assets acquired and liabilities assumed for business combinations; fair value of contingent consideration; the useful lives of intangible assets; the valuation allowance on deferred tax assets and stock-based compensation.

The Company assesses these estimates on a regular basis using historical experience and other factors. Actual results could differ from these estimates, which were based upon circumstances that existed as of the date of the consolidated financial statements, January 31, 2020. Subsequent to this date, there have been significant changes to the global economic environment as a consequence of the COVID-19 pandemic. It is possible that this could cause changes to estimates as a result of the financial circumstances of the markets in which the Company operates, the Company’s reporting unit’s fair value in comparison to the Company’s carrying value, and the health of the global economy. Such changes to estimates could potentially result in impacts that would be material to the consolidated financial statements, particularly with respect to the fair value of the Company’s reporting units in relation to potential goodwill impairment and the fair value of long-lived assets in relation to potential impairment.

Operating Segments: The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

regularly by the chief operating decision maker, which is the Company’s chief executive officer, in deciding how to make operating decisions, allocate resources and assess performance. The Company’s chief operating decision maker allocates resources and assesses performance at the consolidated level.

Concentration of Credit Risk and Significant Customers: The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents exceed the Federal deposit insurance limit at January 31, 2019 and 2020. The Company maintains its cash and cash equivalents with high-credit-quality financial institutions.

For the fiscal year ended January 31, 2018, three customers represented 20% of total revenues, 14% of which was from two customers who are also equity holders in the Company. These three customers also represented 58% of accounts receivable as of January 31, 2018, of which 40% was from the two customers who are also equity holders. For the fiscal year ended January 31, 2019, two customers represented 9% of total revenues, 4% of which was also from a customer who is an equity holder in the Company. These two customers also represented 29% of accounts receivable as of January 31, 2019, of which 14% was from the customer who is an equity holder. For the fiscal year ended January 31, 2020, two customers represented 6% of total revenues, 3% of which was also from a customer who is an equity holder in the Company. These two customers also represented 22% of accounts receivable as of January 31, 2020, of which 11% was from the customer who is an equity holder.

Revenue Recognition: The Company derives revenues primarily from subscription services and professional services. Revenues are recognized when a contract exists between the Company and a customer and upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of subscription and professional services, which may be capable of being distinct and accounted for as separate performance obligations, or in the case of offerings such as subscription services and support, accounted for as a single performance obligation. Revenues are recognized net of allowances and any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenues when, or as, the Company satisfies a performance obligation

Subscription Revenues

Subscription revenues primarily consist of fees for providing customers access to the Company’s cloud applications, with routine customer support and maintenance related to email and phone support, bug fixes, and unspecified software updates and upgrades released when and if available during the maintenance term. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that the

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

Company’s service is made available to the customer, which the Company believes best reflects the manner in which the Company’s customers utilize the Company’s subscription offerings. Arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time and, as a result, are accounted for as a service contract. Generally, the Company’s subscription contracts are three years or longer in length, billed annually in advance, are non-cancelable and do not contain refund-type provisions. Any subscription arrangements that are cancelable generally have penalty clauses.

Professional Services Revenues

Professional services revenues primarily consist of fees for deployment, configuration and optimization services, as well as training. The majority of the Company’s professional services contracts are billed on a fixed price basis, and revenues are recognized over time based on a proportional performance methodology which utilizes input methods. A portion of the Company’s professional services contracts are billed on a time and materials basis and revenues are recognized over time as the services are performed.

Contracts with Multiple Performance Obligations

Most of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. The Company determines SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the customer demographic, the geographic area where services are sold, price lists, the Company’s go-to-market strategy, historical sales and contract prices. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.

Given the variability of pricing, the Company uses a range of SSP. The Company determines the SSP range using information that may include market conditions or other observable inputs. The Company typically has more than one SSP for individual products and services due to the stratification of products and services by customer size.

Costs Capitalized to Obtain Revenue Contracts

As part of its adoption of ASU 2014-09, the Company capitalizes incremental costs of obtaining a non-cancelable subscription and support revenue contract. The provisions of ASU 2014-09 codified and clarified the accounting guidance for contract acquisition costs. The new guidance resulted in the capitalization of additional contract acquisition costs, which are subsequently amortized over the estimated life of the contract. Under the prior accounting guidance, the Company expensed sales commissions as incurred.

Under ASU 2014-09, capitalized amounts consist primarily of sales commissions paid to the Company’s direct sales force. Capitalized amounts also include (1) amounts paid to employees other than the direct sales force who earn incentive payouts under annual compensation plans that are tied to the value of contracts acquired and (2) the associated payroll taxes and fringe benefit costs associated with the payments to these employees. Capitalized costs related to new revenue contracts are amortized on a straight-line basis over four years, which,

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

although longer than the typical initial contract period, reflects the average period of benefit, including expected contract renewals. In arriving at this average period of benefit, the Company evaluated both qualitative and quantitative factors which included the estimated life cycles of its offerings and its customer attrition. The capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates, or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment. Amortization of capitalized costs to obtain revenue contracts is included in cost of revenues – professional services, sales and marketing and research and development expense in the accompanying consolidated statements of operations.

Judgments

Contracts with customers may include multiple services requiring allocation of the transaction price across the different performance obligations.

Standalone selling price is established by maximizing the amount of observable inputs, primarily actual historical selling prices for performance obligations where available and includes consideration of factors such as go-to-market model and customer size. Where standalone selling price may not be observable (e.g., the performance obligation is not sold separately), the Company maximizes the use of observable inputs by using information that may include reviewing pricing practices, performance obligations with similar customers and selling models.

Capitalized costs to obtain a contract are amortized over the expected period of benefit, which the Company has determined, based on analysis, to be approximately 4 years. The Company evaluated qualitative and quantitative factors to determine the period of amortization, including contract length, renewals, customer life and the useful lives of our products and acquired products. When the expected period of benefit of an asset which would be capitalized is less than one year, the Company expenses the amount as incurred, utilizing the practical expedient. The Company regularly evaluates whether there have been changes in the underlying assumptions and data used to determine the amortization period.

At times, the Company provides credits or incentives to its customers. Known and estimable credits and incentives represent a form of variable consideration, which are determined at contract inception and reduce the revenues recognized for a particular contract. At the end of each reporting period, the Company reviews and updates its estimates as additional information becomes available. The Company believes that there will not be significant changes to its estimates of variable consideration as of January 31, 2020.

The Company evaluates whether it is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) with respect to vendor reseller agreements pursuant to which the Company resells certain third-party solutions along with the Company’s solutions. Generally, the Company reports revenues from these types of contracts on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues. Where the Company is the principal, it first obtains control of the inputs to the specific good or service and directs their use to create the combined output. The Company’s control is evidenced by its involvement in the integration of the good or service on its platform before it is transferred to its customers and is further supported by the Company being primarily responsible to its customers and having a level of discretion in establishing pricing. Revenues provided from agreements in which the Company is an agent are immaterial.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

Deferred Revenue: Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services, including non-cancellable and non-refundable committed funds and deposits. Deferred revenue is recognized as revenue recognition criteria has been met. Customers are typically invoiced for these agreements in advance of regular annual installments and revenues are recognized ratably over the contractual subscription period. The deferred revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, size and new business linearity. Deferred revenue does not represent the total contract value of annual or multi-year non-cancellable subscription agreements. Deferred revenue that will be recognized during the succeeding 12-month period are recorded as deferred revenue, current portion, and the remaining portion is recorded as deferred revenue, net of current portion on the consolidated balance sheets.

Payment terms vary by contract, although terms generally include a requirement of payment within 30 to 45 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing services, such as invoicing at the beginning of a subscription term with revenues recognized ratably over the contract period, and not to provide financing to customers. Any implied financing costs are considered insignificant in the context of the Company’s contracts.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are stated at fair value.

Accounts Receivable and Allowances: A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers. Certain performance obligations may require payment before delivery of the service to the customer. Under ASU 2014-09, the timing and amount of revenue recognition may differ in certain situations from the revenues recognized under previous accounting guidance that limited subscription and support revenues to the customer invoice amount for the period of service (collectively billings). We recognize a contract asset in the form of accounts receivable when we have an unconditional right to payment, and we record a contract asset in the form of unbilled accounts receivable when revenues earned on a contract exceeds the billings. The Company’s standard billing terms are annual in advance. An unbilled accounts receivable is a contract asset related to the delivery of our subscription services and professional services for which the related billings will occur in a future period. Unbilled accounts receivable consists of (i) revenues recognized for professional services performed but not yet billed and (ii) revenues recognized from non-cancelable, multi-year orders in which fees increase annually but for which we are not contractually able to invoice until a future period. Accounts receivable are reported at their gross outstanding balance reduced by an allowance for estimated receivable losses.

The Company records allowances for doubtful accounts based upon the credit worthiness of customers, historical experience, the age of the accounts receivable and current market and economic conditions.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

A summary of activity in the allowance for doubtful accounts is as follows:

	Fiscal Year Ended January 31,
	2018	2019	2020
Balance, beginning of period	$349	$20	$123
Charged to (recovery of) bad debt expense	(329)	110	(105)
Write offs and others	—	(7)	(18)

Balance, end of period	$20	$123	$—

Costs Capitalized to Obtain Revenue Contracts: The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year. The Company has determined that certain sales incentive programs meet the requirements to be capitalized. The costs capitalized under ASU 2014-09 are primarily sales commissions paid to commissioned sales personnel. Capitalized costs also include portions of fringe benefits and payroll taxes associated with compensation for incremental costs to acquire customer contracts. Capitalized costs to obtain a contract are amortized over the expected period of benefit, which the Company has determined to be approximately 4 years. Amortization of capitalized costs are included in costs of revenues – professional services, research and development, and within sales and marketing expense in the Company’s consolidated statements of operations.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets and commences once the asset is placed in service or is ready for its intended use. The estimated useful lives by asset classification are generally as follows:

Asset Classification	Estimated Useful Life
Furniture and fixtures	3-7 years
Computers and equipment	3 years
Leasehold improvements	Shorter of remaining life of the lease term or estimated useful life

When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from their respective accounts, and any gain or loss on such retirement is reflected in operating expenses.

Capitalized Software Costs: Costs related to software developed for internal use are capitalized during the application development stage. Costs related to preliminary internal or external project activities and post implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally two to five years. Capitalized software costs useful lives are evaluated on an annual basis and tested for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. There were no costs capitalized during the fiscal years ended January 31, 2018, 2019 or 2020 and there were no unamortized capitalized software costs as of January 31, 2019 and 2020.

Intangible Assets: Intangible assets are amortized over their estimated useful lives. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

circumstances warrant a revision to the remaining period of amortization. Management tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment Assessment: The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset’s carrying amount may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value. There were no material impairments of intangible assets or long-lived assets during the fiscal years ended January 31, 2018, 2019 and 2020.

Goodwill: Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually on November 1, the first day of the fourth quarter of the fiscal year. In the year ended January 31, 2020, the Company elected to early adopt ASU 2017-04, “Simplifying the Test for Goodwill Impairment” for its annual goodwill impairment test. ASU 2017-04 removes Step 2 of the goodwill impairment test requiring a hypothetical purchase price allocation. Goodwill impairment, if any, is determined by comparing the reporting unit’s fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There is no goodwill impairment for the years ended January 31, 2018, 2019, and 2020.

The Company determines the fair value of a reporting unit using a discounted cash flow analysis that is corroborated by a market-based approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the discounted cash flow analyses are based on the most recent budget and long-term forecast. The discount rates used in the discounted cash flow analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. The market comparable approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies and recent comparable transactions.

Business Combinations: Several valuation methods may be used to determine the fair value of assets acquired and liabilities assumed. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company’s estimates are inherently uncertain and subject to refinement. For intangible assets, the Company typically uses the income method. This method starts with a forecast of all of the expected future net cash flows for each asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

useful lives. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company’s preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

For acquisitions involving additional consideration to be transferred to the selling parties in the event certain future events occur or conditions are met (“contingent consideration”), the Company recognizes the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the business combination. Contingent consideration meeting the criteria to be classified as equity in the consolidated balance sheets is not remeasured, and its subsequent settlement is recorded within stockholders’ equity. Contingent consideration classified as a liability is remeasured to fair value at each reporting date until the contingency is resolved, with any changes in fair value recognized in the Company’s consolidated statements of operations.

Deferred Rent: Operating leases rent expense is recognized on a straight-line basis over the terms of the leases and the difference between cash rent payments and recognized rent expense is recorded as a deferred rent liability. Landlord-funded leasehold improvements are also recorded as deferred rent liabilities and amortized as a reduction of rent expense over the non-cancelable term of the related operating lease. The Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payments such as rent holidays that defer the commencement date of required payments.

Cost of Revenues: Cost of subscription and support revenues consist of costs related to hosting the Company’s software solution and employee-related costs, including stock-based compensation expenses and allocated overhead associated with customer support. Cost of professional services and other revenues consist of employee-related costs associated with these services, including stock-based compensation expenses, and allocated overhead, and the cost of subcontractors. Allocated overhead includes costs such as information technology infrastructure, rent and occupancy charges, along with employee benefit costs, and taxes based upon a percentage of total compensation expense. As such, general overhead expenses are reflected in each cost of revenues and operating expenses category.

Advertising: Advertising costs are expensed as incurred and consist of advertising, third-party marketing, branded marketing, and conference and event expenses. Advertising expenses are recorded in sales and marketing expenses in the consolidated statements of operations and were $1.2 million, $1.8 million and $3.7 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively.

Income Taxes: Deferred income taxes are determined using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are also recorded for any tax attribute, such as net operating losses. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

on the date of enactment within income tax expense. The Company reflects the expected amount of income taxes to be paid or refunded during the year as current income tax expense or benefit, as applicable.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

The Company follows the accounting standards on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the tax position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the benefit having a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest, and penalties on income taxes, and accounting interim periods.

When and if applicable, potential interest and penalties are accrued as incurred, within income tax expense.

Other Comprehensive Income (Loss): Accumulated other comprehensive income (loss) is reported as a component of stockholders’ equity and includes unrealized gains and losses on foreign currency translation adjustments.

Foreign Currency Exchange: The functional currency of the Company’s foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss recorded in foreign currency translation line item. Foreign currency transaction gains and losses due to remeasurement are included in other expense in the consolidated statements of operations and were $0.005 million, $0.1 million, and $0.04 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively, primarily related to various intercompany loans. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Stock-Based Compensation: As further described in Note 11, the Company records compensation expense associated with stock options and other equity-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company establishes fair value as the measurement objective in accounting for share-based payment transactions with employees and recognizes expense on a straight-line basis over the applicable vesting period.

Basic and Diluted Loss per Common Share: Basic loss per share is calculated by dividing the net loss attributable to nCino, Inc. by the weighted-average number of shares of common stock outstanding for the period.

Diluted loss per share is calculated by giving effect to all potentially dilutive common stock, which is comprised of stock options and restricted stock units, when determining the weighted-average number of

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

common shares outstanding. For purposes of the diluted loss per share calculation, basic and diluted loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive.

Recently Adopted Accounting Guidance:

On May 28, 2014, the FASB issued ASU 2014-09 requiring an entity to recognize the amount of revenues to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the capitalization of incremental costs to obtain a contract with a customer. The new revenue standard replaces most existing revenue recognition guidance in U.S. GAAP and permits the use of either the full retrospective or modified retrospective transition method.

The Company adopted the requirements of ASU 2014-09 as of February 1, 2019 and utilized the modified retrospective transition method. The Company recognized the following cumulative effects of initially applying the new revenue standard:

	As of January 31, 2019	Topic 606 Adjustments	As of February 1, 2019
Accounts receivable, less allowance for doubtful accounts (1)	$25,495	$(1,978)	$23,517
Costs capitalized to obtain revenue contracts, current portion, net	—	2,879	2,879
Costs capitalized to obtain revenue contracts, noncurrent, net	—	5,330	5,330

Total assets	$119,966	$6,231	$126,197

Deferred revenue, current portion	34,172	(4,366)	29,806
Deferred revenue, noncurrent	825	(825)	—

Total liabilities	$53,930	$(5,191)	$48,739

Stockholders’ Equity:
Accumulated deficit	$(104,752)	$11,422	$(93,330)

(1)	Unbilled accounts receivable previously included in Accounts receivable, less allowance for doubtful accounts before the adoption of Topic 606.

The Company recognized the cumulative effect of initially applying the new revenue standard as a positive adjustment to the opening balance of accumulated deficit on the consolidated balance sheet in the amount of $11.4 million, which reflects the acceleration of revenues and deferral of costs capitalized to obtain revenue contracts. The following is a summary of the adoption impacts of the new revenue standard:

•

The Company capitalized $8.2 million of contract acquisition costs comprised of sales commissions at the adoption date with a corresponding adjustment to accumulated deficit. The Company is amortizing these costs over their respective expected period of benefit.

•	Upon adoption, the Company recorded a decrease in deferred revenue of $5.2 million and a decrease of $2.0 million in receivables that were recorded to accumulated deficit.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

Adoption of the new revenue standard impacted the Company’s consolidated statement of operations for the year ended January 31, 2020 as follows:

	As reported	Topic 606 Adjustments	Amounts without Topic 606 adoption impact
Subscription	$103,265	$2,351	$105,616
Professional services	34,915	(1,901)	33,014

Total revenues	138,180	450	138,630

Subscription	31,062	914	31,976
Professional services	33,008	(8)	33,000

Total cost of revenues	64,070	906	64,976
Gross profit	74,110	(456)	73,654

Sales and marketing	44,440	2,404	46,844
Research and development	35,304	(21)	35,283

Total operating expenses	102,280	2,383	104,663

Net loss attributable to nCino, Inc.	$(27,594)	$(2,839)	$(30,433)

Basic and diluted net loss per share	$(0.35)	$0.04	$(0.39)

Adoption of the new revenue standard impacted the Company’s consolidated balance sheet as of January 31, 2020 as follows:

	As reported	Topic 606 Adjustments	Amounts without Topic 606 adoption impact
Accounts receivable, less allowance for doubtful accounts	$34,205	$260	$34,465
Costs capitalized to obtain revenue contracts, current portion, net	3,608	(3,608)	—
Costs capitalized to obtain revenue contracts, noncurrent, net	7,000	(7,000)	—
Total assets	249,894	(10,348)	239,546

Deferred revenue, current portion	50,929	3,923	54,852
Total liabilities	78,517	3,923	82,440

Stockholders’ Equity:
Accumulated other comprehensive loss	(408)	(10)	(418)
Accumulated deficit	(120,924)	(14,261)	(135,185)

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

The adoption of ASU 2014-09 had no impact on cash provided by or used in operating, investing, or financing activities in the Company’s consolidated statement of cash flows. Additionally, the adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated statement of comprehensive loss or the provision for income taxes.

The most significant impact of the new revenue standard relates to the capitalization of certain incremental costs to acquire contracts and the requirement to amortize these amounts over the expected period of benefit. Under the previous standard, the Company expensed costs related to the acquisition of revenue generating contracts as incurred. There was impact from arrangements with customers that include subscription services bundled with professional services driven by a change in allocation of transaction value amongst performance obligations under the new standard. Additionally, there was impact from the Company’s acquisitions which are not material to the Company’s overall revenues. These consisted of principal versus agent consideration (reporting revenues gross vs. net – approximately a $0.9 million decrease to subscription revenues and cost of revenues to present net under ASU 2014-09) and a perpetual license model (approximately $0.6 million increase impact to subscription revenues to accelerate revenues).

Other impacts to policies and disclosures include deferred recognition of revenues for certain contracts, the requirement to estimate variable consideration for certain arrangements, increased allocation of revenues to and from professional services and other offerings and changes to financial statement disclosures such as new disclosures related to remaining performance obligations. However, the timing and pattern of revenue recognition related to professional services remain substantially unchanged.

The Company utilized the transitional practical expedient provisions in adopting ASU 2014-09 to apply the new revenue standard and the related changes retrospectively to contracts that were not completed contracts upon initial application. Additionally, the Company did not analyze and separately retrospectively restate each contract modification, but instead reflected the aggregate effect of all modifications occurring before the date of adoption consistent with the transition guidance.

The Company also adopted the following ASUs effective February 1, 2019, none of which had a material impact on the Company’s consolidated financial statements.

•	ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Receipts and Cash Payments

•	ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory

•	ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment

•	ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting

Recent Accounting Pronouncements Not Yet Adopted:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

the underlying asset available to the lessee. For lessors, accounting for leases is substantially the same as in prior periods. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new leases standard. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, and early adoption is permitted. For leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. While the Company expects the adoption of this standard to result in an increase to the reported assets and liabilities, it has not yet determined the full impact the adoption of this standard will have on its financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments–Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years beginning after December 15, 2022 and for interim periods within those fiscal years. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, and early adoption is permitted. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In October 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities, which addresses the cost and complexity of financial reporting associated with consolidation of variable interest entities (“VIE”). ASU 2018-17 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The new guidance must be applied on a retrospective basis as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance, but does not expect adoption will have a material impact on the Company’s financial statements.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted, including adoption in an interim period. The Company is evaluating the effect of adopting this new accounting guidance, but does not expect adoption will have a material impact on the Company’s financial statements.

Note 3. Variable Interest Entity and Redeemable Non-Controlling Interest

In October 2019, the Company entered into an agreement with Japan Cloud Computing, L.P. and M30 LLC (collectively, the “Investors”) to engage in the investment, organization, management, and operation of nCino K.K. that is focused on the distribution of the Company’s products in Japan. In October 2019, the Company initially contributed approximately $4.7 million in cash in exchange for 51% of the outstanding common stock of nCino K.K. As of January 31, 2020, the Company controls a majority stake in nCino K.K.

All of the common stock held by the Investors is callable by the Company or puttable by the Investors upon certain contingent events. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the discrete revenues of nCino K.K. and the Company and may be settled, at the Company’s discretion, with Company stock, if the Company is public at that time, or cash. As a result of the put right available to the redeemable non-controlling interest holders in the future, the redeemable non-controlling interests in nCino K.K. are classified outside of permanent equity in the Company’s consolidated balance sheet at January 31, 2020, and the balance is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interests’ share of earnings, or its estimated redemption value. The resulting changes in the estimated redemption amount are recorded within retained earnings or, in the absence of retained earnings, additional paid-in-capital. The estimated redemption value of the call/put option embedded in the redeemable non-controlling interest was $0 at January 31, 2020.

The following table summarizes the activity in the redeemable non-controlling interests for the period indicated below:

Balance as of January 31, 2019	$—
Investment by redeemable non-controlling interest	4,513
Net loss attributable to redeemable non-controlling interest	(141)
Foreign currency translation	(16)

Balance as of January 31, 2020	$4,356

Note 4. Fair Value of Financial Instruments

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 4. Fair Value of Financial Instruments (Continued)

Level 3. Significant unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value as of January 31, 2019 and 2020 because of the relatively short duration of these instruments.

The Company evaluated its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. The following table summarizes the Company’s financial assets measured at fair value as of January 31, 2019 and 2020 and indicates the fair value hierarchy of the valuation:

	Fair value measurements on a recurring basis As of January 31, 2019
	Level 1	Level 2	Level 3
Assets:
Money market accounts (included in cash and cash equivalents)	$59,630	$—	$—

Total assets	$59,630	$—	$—

	Fair value measurements on a recurring basis As of January 31, 2020
	Level 1	Level 2	Level 3
Assets:
Money market accounts (included in cash and cash equivalents)	$67,119	$—	$—

Total assets	$67,119	$—	$—

Liabilities:
Contingent consideration (included in other long-term liabilities)	$—	$—	$195

Total liabilities	$—	$—	$195

All of the Company’s money market accounts are classified within Level 1 because the Company’s money market accounts are valued using quoted market prices in active exchange markets including identical assets.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 4. Fair Value of Financial Instruments (Continued)

The Company added contingent consideration, a Level 3 measurement, on October 18, 2019 with the acquisition of FinSuite Pty Ltd. Changes in fair value of the contingent consideration are recorded in the consolidated statements of operations within other income. The Company’s contingent consideration is valued using a probability weighted discounted cash flow analysis. Refer to Note 7, Business Combinations, for additional detailed discussion. A reconciliation of the beginning and ending balances for contingent consideration obligations are as follows:

Balance as of January 31, 2018	$—
Acquisitions	—
Change in fair value	—
Translation adjustments	—

Balance as of January 31, 2019	—
Acquisitions	197
Change in fair value	—
Translation adjustments	(2)

Balance as of January 31, 2020	$195

Note 5. Revenues

Revenue by Geographic Area

Revenue by geographic region were as follows:

	Fiscal Year Ended January 31,
	2018	2019	2020
United States	$58,075	$87,328	$127,192
International	67	4,207	10,988

	$58,142	$91,534	$138,180

Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. No countries outside the United States represented 10% or more of total revenues.

Contract Amounts

Accounts Receivable

Unbilled accounts receivable were included in accounts receivable before the adoption of ASU 2014-09. Accounts receivable, less allowance for doubtful accounts, is as follows as of January 31, 2019 and 2020:

	As of January 31,
	2019	2020
Trade accounts receivable	$21,999	$32,686
Unbilled accounts receivable	3,589	1,425
Other accounts receivable	30	94
Allowances	(123)	—

Total accounts receivable, net	$25,495	$34,205

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 5. Revenues (Continued)

Deferred Revenue and Remaining Performance Obligation

Significant movements in the deferred revenue balance during the period consisted of increases due to payments received prior to transfer of control of the underlying performance obligations to the customer and deferred revenue assumed through business combinations, which were offset by decreases due to revenue recognized in the period. During the year ended January 31, 2020, approximately $36.7 million of revenue was recognized that was included in the adjusted opening balance of deferred revenue as of February 1, 2019.

Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligation is influenced by several factors, including the timing of renewals, average contract terms and foreign currency exchange rates. The Company applied practical expedients to exclude amounts related to performance obligations that are billed and recognized as they are delivered, optional purchases that do not represent material rights, and any estimated amounts of variable consideration that are subject to constraint in accordance with the new revenue standard.

Remaining performance obligations were approximately $431.5 million as of January 31, 2020. The Company expects to recognize approximately 59% of its remaining performance obligation as revenues in the next 24 months, approximately 34% more in the following 25 to 48 months, and the remainder thereafter.

Costs Capitalized to Obtain Revenue Contracts

During the fiscal year ended January 31, 2020, we amortized $0.01 million of capitalized contract acquisition costs into costs of revenues – professional services, $0.02 million within research and development and $3.2 million within sales and marketing expense. We did not incur any impairment losses.

The opening balance of capitalized contract acquisition costs as of February 1, 2019 was $8.2 million. As of January 31, 2020, the balance of capitalized contract acquisition costs was $10.6 million, of which $7.0 million was long-term in the consolidated balance sheets. The remaining balance of the capitalized costs to obtain contracts was current.

Note 6. Property and Equipment

Property and equipment, net consisted of the following:

	As of January 31,
	2019	2020
Furniture and fixtures	$4,407	$5,279
Computers and equipment	2,743	3,907
Leasehold Improvements	6,834	8,436
Construction-in-progress	42	2,055

	14,026	19,677
Less accumulated depreciation	(3,620)	(6,200)

	$10,406	$13,477

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 6. Property and Equipment (Continued)

The Company recognized depreciation expense as follows:

	Fiscal Year Ended January 31,
	2018	2019	2020
Cost of revenues	$346	$534	$949
Sales and marketing	238	368	739
Research and development	270	383	835
General and administrative	116	173	338

Total depreciation expense	$970	$1,458	$2,861

Subsequent to January 31, 2020, the Company entered into commitments in the amount of $1.2 million for additional furniture and fixtures and leasehold improvements.

Note 7. Business Combinations

Visible Equity, LLC

On July 8, 2019, the Company acquired all outstanding membership interests of Visible Equity, LLC (“Visible Equity”) which provides financial analytics, portfolio management and compliance solutions to banks and credit unions. The Company acquired Visible Equity for its product offerings and the domain expertise of its employees. Visible Equity is headquartered in Salt Lake City, Utah. The Company has included the financial results of Visible Equity in the consolidated statements of operations from the date of acquisition. The transaction costs associated with the acquisition were approximately $0.8 million and were primarily recorded in general and administrative expenses.

The acquisition-date fair value of the consideration transferred is as follows:

Total Consideration
Cash consideration to members	$49,428
Voting common stock issued (1,438,805 shares)	23,812

Total consideration	$73,240

The fair value of the Company’s voting common stock was determined by management to be $16.55 per share with the assistance of a third-party valuation specialist.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 7. Business Combinations (Continued)

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Cash and cash equivalents	$1,209
Accounts receivable	1,177
Other current and noncurrent assets	574
Intangible assets	25,500
Goodwill	46,584
Accounts payable, accrued expenses and other liabilities, current and noncurrent	(1,804)

Net assets acquired	$73,240

The transaction was accounted for using the acquisition method and as a result, assets acquired and liabilities assumed were recorded at their estimated fair values at the acquisition date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill.

The following table sets forth the components of identifiable intangible assets and their estimated useful lives over which the acquired intangible assets will be amortized on a straight-line basis, as this approximates the pattern in which economic benefits of the assets are consumed as of the date of acquisition:

	Fair Value	Useful Life
Developed technology	$3,800	4 years
Customer relationships	21,600	13 years
Trademarks	100	< 1 year

Total intangible assets subject to amortization	$25,500

Developed technology represents the fair value of Visible Equity’s technology. Customer relationships represent the fair value of the underlying relationships with Visible Equity’s customers. Trademarks represent the fair value of Visible Equity’s company name.

Goodwill is mainly attributable to synergies expected from the acquisition and assembled workforce and is expected to be deductible for tax purposes.

The results of operations of Visible Equity since the acquisition are included in our consolidated statements of operations for the year ended January 31, 2020. The revenues and results of operations attributable to Visible Equity for the period from the date of acquisition, July 8, 2019 through January 31, 2020 were $5.6 million and a $1.7 million loss, respectively.

Finsuite Pty Ltd

On October 18, 2019, the Company, through its wholly-owned subsidiary, nCino APAC Pty Ltd, acquired all of the outstanding shares of FinSuite Pty Ltd (“FinSuite”). The Company acquired FinSuite to enhance the Company’s data recognition capabilities, including complex, unstructured data. FinSuite is headquartered in Melbourne, Australia. The Company has included the financial results of FinSuite in the

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 7. Business Combinations (Continued)

consolidated statement of operations from the date of acquisition. The transaction costs associated with the acquisition were approximately $0.3 million and are included in general and administrative expenses in the consolidated statement of operations for the fiscal year ended January 31, 2020.

The acquisition-date fair value of the consideration transferred is as follows:

Total Consideration
Cash consideration to shareholders	$3,928
Cash consideration to settle debt	137
Voting common stock issued (63,967 shares)	1,392
Contingent consideration – cash payment	197
Contingent consideration – voting common stock	5,857

Total consideration	$11,511

The fair value of the Company’s voting common stock was determined by management to be $21.75 per share based upon the transaction price of the Company’s capital raise in September 2019, which is indicative of an observable price in the Company’s principal market at the time of acquisition.

Contingent consideration includes two tranches of earn-out arrangements based upon the attainment of post-acquisition product development milestones. The first tranche includes an earn-out opportunity of $0.1 million of cash and the issuance of 142,846 shares of voting common stock (together, the “Initial Tranche Earn-Out”). The Initial Tranche Earn-Out is conditioned upon the development of a stated product in accordance with mutually agreed upon functional requirements within a certain period from the date of acquisition. The second tranche includes an earn-out opportunity of $0.1 million of cash and the issuance of 142,846 shares voting common stock (together, the “Final Tranche Earn-Out”). The Final Tranche Earn-Out is conditioned upon a customer’s use of the stated product in a production environment according to the mutually agreed upon functional requirements within a certain period from the date of acquisition. The Final Tranche Earn-Out is not conditioned upon the achievement of the Initial Tranche Earn-Out.

The fair value of the contingent consideration at the date of acquisition, approximately $6.0 million, was determined based upon a probability-weighted discounted cash flow model. The cash portion of the contingent consideration, $0.2 million, was recorded as of the acquisition date and is included in other long-term liabilities in the accompanying consolidated balance sheet as of January 31, 2020. The share portion of the contingent consideration was recorded as of the acquisition date and is reflected as a component of stockholders’ equity in the accompanying consolidated balance sheet as of January 31, 2020.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 7. Business Combinations (Continued)

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Cash and cash equivalents	$17
Accounts receivable	78
Other current and noncurrent assets	301
Intangible assets	2,376
Goodwill	9,405
Accounts payable, accrued expenses and other liabilities, current and noncurrent	(666)

Net assets acquired	$11,511

The transaction was accounted for using the acquisition method and as a result, assets acquired and liabilities assumed were recorded at their estimated fair values at the acquisition date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill.

The following table sets forth the components of identifiable intangible assets and their estimated useful lives over which the acquired intangible assets will be amortized on a straight-line basis, as this approximates the pattern in which economic benefits of the assets are consumed as of the date of acquisition:

	Fair Value	Useful Life
Developed technology	$2,244	4 years
Customer relationships	107	13 years
Trademarks	25	< 1 year

Total intangible assets subject to amortization	$2,376

Developed technology represents the fair value of FinSuite’s technology. Customer relationships represent the fair value of the underlying relationships with FinSuite’s customers. Trademarks represent the fair value of FinSuite’s company name.

Goodwill is mainly attributable to synergies expected from the acquisition and assembled workforce and is not expected to be deductible for tax purposes.

The results of operations of FinSuite since the acquisition are included in the Company’s consolidated statements of operations for the year ended January 31, 2020. The revenues and results of operations attributable to FinSuite for the period from the date of acquisition, October 18, 2019 through January 31, 2020 were $0.8 million and $0.3 million income, respectively.

The pro forma statements of operations for the years ended January 31, 2019 and January 31, 2020, shown in the table below, give effect to the Visible Equity and FinSuite acquisitions, described above, as if they had occurred on February 1, 2018. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Visible Equity and FinSuite to reflect the intangible amortization, stock-based compensation, and related items, and the adjustments to acquired deferred revenue that would have

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 7. Business Combinations (Continued)

occurred assuming the fair value adjustments had been applied and incurred since February 1, 2018. This pro forma data is presented for informational purposes only and is not indicative of future results of operations. The table below shows the pro forma statements of operations for the respective years ending January 31:

	(Unaudited) January 31,
	2019	2020
Revenues	$102,244	$142,958
Net loss attributable to nCino, Inc.	(24,954)	(27,647)

Note 8. Intangible Assets and Goodwill

Intangible assets

Intangible assets, net are as follows:

	As of January 31, 2020			Weighted Average Remaining Useful Life (Years)
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Acquired developed technology	$6,008	$(695)	$5,313	3.5
Customer relationships	21,706	(937)	20,769	12.4
Trademarks	125	(114)	11	0.2

	$27,839	$(1,746)	$26,093	10.6

There were no intangible assets as of January 31, 2019.

The Company recognized amortization expense as follows:

	Fiscal Year Ended January 31,
	2018	2019	2020
Cost of revenues	$—	$—	$697
Sales and marketing	—	—	937
General and administrative	—	—	114

Total amortization expense	$—	$—	$1,748

The expected future amortization expense for intangible assets as of January 31, 2020 is as follows:

Fiscal Year Ending January 31,
2021	$3,182
2022	3,172
2023	3,172
2024	2,478
2025	1,670
Thereafter	12,419

$26,093

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 8. Intangible Assets and Goodwill (Continued)

The expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, future changes to expected asset lives of intangible assets and other events.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the Company’s fourth quarter of each fiscal year. The change in the carrying amounts of goodwill was as follows:

Balance as of January 31, 2018	$—
Acquisitions	—
Translation adjustments	—

Balance as of January 31, 2019	—
Acquisitions	55,989
Translation adjustments	(149)

Balance as of January 31, 2020	$55,840

Note 9. Reseller Agreement

The Company has a reseller agreement in place with a related party to utilize their platform and to develop the Company’s cloud-based banking software as an application within the related party’s hosted environment. This agreement expires in June 2022 unless renegotiated. Cost of subscription revenues in each of the fiscal years ended January 31, 2018, 2019 and 2020 substantially consists of fees paid for access to the related party’s platform, including their hosting infrastructure and data center operations. The Company has recorded expenses of $9.5 million, $15.4 million and $22.8 million for the fiscal years ended January 31, 2018, 2019, and 2020, respectively. See also Note 15.

Note 10. Stockholders’ Equity

On September 16, 2019, the Company amended the Certificate of Incorporation to change the designated number of voting shares of authorized common stock to 99,708,247 and the designated number of non-voting shares of authorized common stock to 10,291,753. On May 25, 2016, the Company amended the Certificate of Incorporation to change the designated number of voting shares of authorized common stock to 89,708,247 and the designated number of non-voting shares of authorized common stock to 10,291,753. During the fiscal years ended January 31, 2018 and 2019, no change was made to the total number of authorized common shares.

In July 2017, January 2018, and September 2019 the Company completed a private placement common stock offering with accredited investors which raised $17.8 million, $51.4 million and $79.9 million, respectively, net of related expenses. During the July 2017 offering, 1,784,700 shares of voting common stock were issued, in January 2018, 3,958,354 shares of voting common stock were issued, and in September 2019, 3,678,161 shares of common stock were issued (3,448,276 shares of voting common stock and 229,885 shares of non-voting common stock).

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 10. Stockholders’ Equity (Continued)

Also, during the fiscal years ended January 31, 2018, 2019 and 2020, certain employees exercised vested stock options resulting in 695,384, 2,845,482 and 458,770 shares, respectively, being issued.

During the fiscal year ended January 31, 2020, 1,502,772 shares of voting common stock were issued related to business combinations.

A summary of the rights and key provisions affecting each class of the Company’s stock as of January 31, 2020, is as follows:

Preferred Stock: The Board of Directors is authorized to establish one or more series of preferred stock and to fix the number of shares constituting such series and the designation of such series, including the voting powers, preferences, limitations, restrictions, and other special rights thereof.

Common stock: Each holder of shares of voting common stock is entitled to attend all special and annual stockholder meetings of the Company and to cast one vote for each outstanding share of voting common stock held on any matter or thing properly considered and acted upon by the stockholders in accordance with the Company’s by-laws and applicable law. Non-voting common stockholders carry the same rights and privileges as voting common stockholders except they shall not be entitled to vote on any matter. Non-voting common stock can be converted to an equal number of shares of voting common stock provided that certain transfer provisions are met. The non-voting common stock will only be convertible after a transfer from the initial holder of the non-voting common stock to a third party unaffiliated with the initial holder through a permitted transfer. A permitted transfer is defined as being a transfer to an affiliate of the holder or the Company, transfer in a widespread public distribution, in transfers in which no transferee (or group of affiliated transferees) receives 2% or more of any class of the voting securities of the Company, or to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the transferor.

At January 31, 2020, the Company committed a total of 9,579,061 shares of common stock for future issuance as follows:

Issued and outstanding stock options	7,837,023
Nonvested issued and outstanding restricted stock units (“RSU”s)	948,119
Possible issuance under incentive plans	793,919

9,579,061

Note 11. Stock-Based Compensation

The Company has two equity incentive plans: the 2014 Stock Plan (“2014 Plan”) and the 2019 Equity Incentive Plan (“2019 Plan”), collectively referred to as the “Incentive Plans.” Under the 2014 Plan, the Board of Directors had allotted 15,025,666 shares of common stock for incentive options or non-qualified options as of January 31, 2020. Prior to fiscal 2018, the option pool was increased by an aggregate of 6,797,476 shares with approval from the Board of directors and stockholders. Non-qualified options may be granted to Company employees, non-employee directors, and consultants. The exercise price of options is determined by the Board of

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 11. Stock-Based Compensation (Continued)

Directors, but cannot be less than 100% of the fair market value of the Company’s common stock on the date of the grant. The options generally vest in one of two ways:

•	In equal annual installments over four years from the grant date.

•	Upon a change in control transaction (with respect to certain Incentive Plan participants).

All options expire ten years from the grant date and, with respect to certain Incentive Plan participants, provide for accelerated vesting if there is a change in control of the Company.

In July 2019, the Company established the 2019 Plan. The 2019 Plan is allotted 1,500,000 shares that may be issued in the form of options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards. The allotted shares can be increased by shares available under the Company’s 2014 Plan, described above, however, not to exceed 7,500,000 shares from that 2014 Plan. The maximum number of incentive stock options cannot exceed 9,000,000 shares. All awards shall be granted within ten years from the effective date of the Plan and can only be granted to employees, non-employee directors and consultants and generally vest over four years.

Restricted stock units (“RSU”) are subject to time-based and performance-based vesting conditions. RSUs are generally earned over a service period of four years, expire seven years from the grant date and will only vest upon an IPO or change in control. The compensation expense related to these awards is based on the grant date fair value of the RSUs and is recognized on a ratable basis over the applicable service period. No RSUs have vested as of January 31, 2020.

Stock Options

The calculated value of each option award is estimated at the date of grant using the Black-Scholes option valuation model that utilizes the assumptions included in the table below. The Company recognizes stock-based expenses related to stock option awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of four years. Stock-based expenses are recognized net of estimated forfeiture activity. The estimated forfeiture rate applied is based on historical forfeiture rates. The expected term assumption, using the simplified method, reflects the period for which the Company believes the option will remain outstanding. The Company determined the volatility of its stock by looking at the historic volatility of its peer companies. The risk-free rate reflects the U.S. Treasury yield for a similar expected life instrument in effect at the time of the grant. The assumptions utilized for the fiscal years ended January 31, 2018, 2019, and 2020 are as follows:

	2018	2019	2020
Expected life (in years from vesting)	6.08 - 6.25	6.25	6.10 -6.25
Expected volatility	42% - 44%	40% - 41%	40%
Expected dividends	0.00%	0.00%	0.00%
Risk-free rate	2.07% - 2.27%	2.71% - 3.06%	1.63% - 2.59%

The grant date weighted average calculated fair value of options issued, net of forfeitures, was $2.13, $5.36, and $6.74 per share for the fiscal years ended January 31, 2018, 2019 and 2020, respectively.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 11. Stock-Based Compensation (Continued)

The Company recognized stock-based compensation expense related to the option grants under the Incentive Plans as follows:

	Fiscal Year Ended January 31,
	2018	2019	2020
Cost of revenues	$1,357	$1,487	$1,517
Sales and marketing	940	1,078	1,260
Research and development	1,070	1,056	1,245
General and administrative (1)	459	474	1,723

Total stock-based compensation expense	$3,826	$4,095	$5,745

(1)

On June 26, 2019, the Company entered into a separation agreement with an executive. The agreement resulted in a modification of the former employee’s 334,840 outstanding stock options to purchase voting common stock, which accelerated certain vesting and extended the exercise period, resulting in the recognition of $1.2 million of additional stock-based compensation expense for the year ended January 31, 2020.

The Company granted 353,900 incentive stock options in the fiscal year ended January 31, 2020, which vest over four years and have a ten-year term.

A summary of option activity under the Incentive Plans during the fiscal years ended January 31, 2018, 2019 and 2020 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding, January 31, 2017	6,845,834	$1.94	7.76
Granted	4,267,151	5.17
Expired or forfeited	(125,642)	2.93
Exercised	(695,384)	1.35		$2,617

Outstanding, January 31, 2018	10,291,959	3.31	7.77

Granted	969,762	13.50
Expired or forfeited	(209,313)	9.46
Exercised	(2,845,482)	2.20		$32,365

Outstanding, January 31, 2019	8,206,926	$4.74	7.34

Granted	353,900	17.54
Expired or forfeited	(265,033)	6.82
Exercised	(458,770)	2.27		$7,639

Outstanding, January 31, 2020	7,837,023	$5.39	6.54	$126,245

Exercisable, January 31, 2020	4,832,586	$3.68	5.88	$86,099

Fully vested or expected to vest, January 31, 2020	7,053,321	$5.39	6.54	$113,620

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 11. Stock-Based Compensation (Continued)

Aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the option exercise price and the estimated fair value of the Company’s common stock at the time such option exercises. This intrinsic value changes based on changes in the fair value of the Company’s underlying stock.

As of January 31, 2020, there was $7.6 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements under the Incentive Plans. That cost is expected to be recognized over a weighted average period of approximately 1.65 years.

Restricted Stock Units

The Company granted 948,119 RSUs during the fiscal year ended January 31, 2020 with a weighted-average grant date fair value of $21.75 per RSU. No RSUs vested, were forfeited or cancelled. As of January 31, 2020, total unrecognized compensation expense cost related to non-vested RSUs was $19.6 million, adjusted for estimated forfeitures, based on the estimated fair value of the Company’s common stock at the time of grant. The weighted-average period to be recognized is indeterminable until an IPO or a change in control occurs. At January 31, 2020, the intrinsic value of unvested restricted stock units was $0.0 million.

Note 12. Income Taxes

The components of loss before income tax expense by domestic and foreign jurisdictions were as follows:

	Fiscal Year Ended January 31,
	2018	2019	2020
United States	$(18,757)	$(17,333)	$(20,547)
Foreign	218	(4,779)	(6,602)

Income Before Taxes	$(18,539)	$(22,112)	$(27,149)

The provision for income taxes consisted of the following:

	Fiscal Year Ended January 31,
	2018	2019	2020
Current:
Federal	$—	$—	$—
State	—	—	21
Foreign	50	194	410

	50	194	431
Deferred:
Federal	—	—	76
State	—	—	56
Foreign	—	—	23

Deferred tax expense	—	—	155

Total tax expense:	$50	$194	$586

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 12. Income Taxes (Continued)

The differences between income taxes expected at the US federal statutory income tax rate and the reported income tax expense are summarized as follows:

	Fiscal Year Ended January 31,
	2018		2019		2020
Income tax benefit at statutory rate of 21% for 2019 and 2020 (2018: 33.8%)	$(6,268)	33.8%	$(4,644)	21.0%	$(5,701)	21.0%
State income tax benefit, net of federal impact	(780)	4.2%	(1,331)	6.0%	141	-0.5%
Changes in valuation allowance	(3,284)	17.7%	11,627	-52.6%	3,303	-12.2%
Impacts of adoption of the new revenue standard	—	0.0%	—	0.0%	2,389	-8.8%
Nondeductible expenses	66	-0.4%	175	-0.8%	231	-0.8%
Foreign rate differential	(32)	0.2%	96	-0.4%	108	-0.4%
Stock-based compensation	181	-1.0%	(5,753)	26.0%	19	-0.1%
Remeasurement of deferred taxes due to Tax Cuts and Jobs Act	9,958	-53.7%	—	0.0%	—	0.0%
Other	209	-1.1%	24	-0.1%	96	-0.4%

	$50	-0.3%	$194	-0.9%	$586	-2.2%

Significant components of the Company’s net deferred tax assets and liabilities were as follows:

	As of January 31,
	2019	2020
Deferred tax assets:
Net operating losses	$31,765	$35,608
Equity compensation	876	1,655
Reserves and accrueds	342	1,156
Deferred rent	44	416
Transaction costs	—	311
Deferred revenue	—	151
Depreciation	—	126
Other	160	238

Total deferred tax assets	33,187	39,661
Less valuation allowance	(33,121)	(36,425)

Total deferred tax assets, net of valuation allowances	66	3,236

Deferred tax liabilities:
Contract acquisition costs	—	(2,568)
Remaining perforamance obligations		(497)
Intangibles		(316)
Other	(66)	(49)

Total deferred tax liabilities	(66)	(3,430)

Net deferred tax liabilities	$—	$(194)

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 12. Income Taxes (Continued)

A valuation allowance has been provided in the U.S. federal and state as well as certain foreign jurisdictions to reduce deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance increased/(decreased) by ($3.3 million), $11.6 million and $3.3 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively.

The Company continually assesses the realizability of its deferred tax assets based on an evaluative process that considers all available positive and negative evidence. The Company has established a valuation allowance in the amount of $33.1 million and $36.4 million as of January 31, 2019 and 2020, respectively, because the Company believes it is not more likely than not the deferred tax asset in jurisdictions excluding Canada will be realized.

On December 22, 2017, President Trump signed into law the statute named the “Tax Cuts and Jobs Act” (“TCJA”) which enacts a broad range of changes to the Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating losses, allows for the expensing of certain capital expenditures, and puts into effect a number of changes impacting operations outside of the United States including, but not limited to, the imposition of a one-time tax on accumulated post-1986 deferred foreign income that has not previously been subject to tax, and modifications to the treatment of certain intercompany transactions.

The decrease in the US corporate federal income tax rate to 21 percent was effective on January 1, 2018. For the tax year ended January 31, 2018, the blended federal income tax rate for the Company was 33.8%.

The Company’s net deferred tax assets and liabilities were revalued at the newly enacted U.S. corporate rate of 21%, and the resulting increase to tax expense was offset by a related reduction of the Company’s valuation allowance.

The TCJA also requires companies to pay a one-time transition tax on a mandatory deemed repatriation of earnings of certain foreign subsidiaries that were previously untaxed. The deemed repatriated earnings all relate to the fiscal year ending January 31, 2018 as it was the first year the Company had foreign operations. This deemed repatriation did not result in any additional income tax payable because the deemed repatriation amount was offset by net operating losses. The Company maintains its assertion of the Company’s intent for certain foreign earnings to be indefinitely reinvested. As of January 31, 2020, the Company has not recorded taxes on approximately $2.5 million of cumulative undistributed earnings of the Company’s non-U.S. subsidiaries. The Company generally does not provide for taxes related to the Company’s undistributed earnings because such earnings either would not be taxable when remitted or they are indefinitely reinvested. If in the foreseeable future, the Company can no longer demonstrate that these earnings are indefinitely reinvested, a deferred tax liability will be recognized. A determination of the amount of the unrecognized deferred tax liability related to these undistributed earnings is not practicable due to the complexity and variety of assumptions necessary based on the manner in which the undistributed earnings would be repatriated.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 12. Income Taxes (Continued)

The Company has federal loss carryforwards totaling $267,652 that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

Fiscal Year Ending January 31,
2032 and before	$40,606
2033	7,098
2034	18,355
2035	20,379
2036	9,995
2037	51,551
2038	25,766
2039	13,900
2040	3,291
Indefinite	76,710

$267,652

Because of the change of ownership provisions of the Tax Reform Act of 1986, the use of the Company’s U.S. federal loss carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

The Company also has foreign net operating losses of $11.7 million that can be carried forward indefinitely, which are included in the table above.

The Company is subject to taxation in the U.S. federal and various state and foreign jurisdictions. As of January 31, 2020, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years prior to 2016. However, amounts reported as net operating losses and tax credit carryforwards from these tax periods remain subject to review by most tax authorities.

The Company recognizes the income tax benefits of any uncertain tax positions only when, based upon the technical merits of the position, it is more likely than not that the position is sustainable upon examination. With the information available, the Company has performed an analysis and as of January 31, 2019 and 2020, the Company has not recognized any unrecognized tax benefits, interest or penalties for any income tax positions.

On March 27, 2020, President Trump signed into law the CARES Act. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine the impacts the CARES Act may have on the Company’s business.

Note 13. Defined Contribution Plan

The Company has a 401(k) plan for its employees in the United States who meet the plan requirements. The Company, at its discretion, may make matching contributions. Employees are immediately vested in their contributions. The Company also has a Registered Retirement Savings Plan covering all eligible employees in Canada. Employer contributions for the fiscal years ended January 31, 2018, 2019 and 2020 were $0, $0.1 million and $0.9 million, respectively.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 14. Commitments and Contingencies

The Company leases its facilities and a portion of its equipment and licenses under various non-cancellable agreements, which expire at various times through July 2028 and require various minimum annual rentals.

The Company’s agreements for the facilities and certain services provide the Company with the option to renew. The Company’s future contractual obligations would change if the Company exercised these options.

Future minimum lease payments required under operating leases at January 31, 2020 are as follows:

Fiscal Year Ending January 31,
2021	$6,068
2022	4,523
2023	3,815
2024	3,245
2025	1,276
Thereafter	3,798

$22,725

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Total lease expense amounted to $3.4 million, $5.8 million, and $8.7 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively.

We have recognized liabilities for contingencies related to state sales and use tax deemed probable and estimable, including penalties and interest, totaling $0.9 million and $0.2 million at January 31, 2019 and 2020, respectively, which are included in other accrued expenses in the Company’s consolidated balance sheets.

Note 15. Related-Party Transactions

The Company’s main vendor is also an equity holder in the Company. Total payments related to the reseller agreement with the related party are disclosed in Note 9. The Company also purchases services from this related party to assist in managing its own sales cycle, customer relationship management, and other business functions. The Company signed a three-year, non-cancellable agreement with the related party in December 2015 for the purchase of services and renewed in December 2018 for an additional two years. Total payments to the related party for these services recorded to expenses were $0.5 million, $0.8 million and $1.1 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively, and $0.7 million and $1.1 million were in prepaid expenses and other current assets as of January 31, 2019 and 2020, respectively. Accounts payable to the related party were $2.1 million and $3.3 million at January 31, 2019 and 2020, respectively, included in accounts payable, related parties.

As discussed in Note 2, there are equity holders who are also customers of the Company. Included in revenues are $8.1 million, $9.9 million and $8.4 million from three equity holder customers for the fiscal years ended January 31, 2018, 2019 and 2020, respectively. Related party balances in current deferred revenue, related parties were $6.9 million and $8.0 million as of January 31, 2019 and 2020, respectively.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 15. Related-Party Transactions (Continued)

The Company has a banking relationship with one of its equity holders. Included in interest income is $0.2 million, $0.9 million and $0.7 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively.

The Company made an agreement with one of its equity holders in May 2016 to spend an agreed-upon amount of funds over a three-year period to further the alliance between the two companies. As of fiscal year end January 31, 2020, the Company was in compliance with the terms of the agreement. Total consideration amounted to $0.3 million, $1.7 million, and $0.06 million for the fiscal years ended January 31, 2018, 2019 and 2020, respectively. In April 2019, the agreement was extended for an additional three years. As of January 31, 2020, there was a $0.2 million obligation remaining expected to be fulfilled within one year.

Note 16. Basic and Diluted Loss per Share

Basic loss per share is computed by dividing net loss attributable to nCino, Inc. by the weighted-average number of common shares outstanding for the fiscal period. Diluted loss per share is computed by giving effect to all potential weighted average dilutive common stock, including options. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. Diluted loss per share for the fiscal years ended January 31, 2018, 2019, and 2020 is the same as the basic loss per share as there was a net loss for those periods, and inclusion of potentially issuable shares was anti-dilutive.

The components of basic and diluted loss per share for periods presented are as follows (in thousands, except share and per share data):

	Fiscal Year Ended January 31,
	2018	2019	2020
Basic loss per share:
Numerator
Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)
Denominator
Weighted-average common shares outstanding	68,290,570	74,593,709	78,316,794
Basic loss per share attributable to nCino, Inc.	$(0.27)	$(0.30)	$(0.35)
Dilutive loss per share:
Numerator
Net loss attributable to nCino, Inc.	$(18,589)	$(22,306)	$(27,594)
Denominator
Weighted-average common shares outstanding	68,290,570	74,593,709	78,316,794
Dilutive loss per share attributable to nCino, Inc.	$(0.27)	$(0.30)	$(0.35)

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 16. Basic and Diluted Loss per Share (Continued)

The weighted-average number of shares outstanding used in the computation of diluted loss per share does not include the effect of the following potential outstanding common stock because the effect would have been anti-dilutive for the periods presented:

	Fiscal Year Ended January 31,
	2018	2019	2020
Stock options issued and outstanding	10,291,959	8,206,926	7,837,023
Nonvested RSUs issued and outstanding	—	—	948,119

Note 17. Selected Quarterly Financial Data (Unaudited)

Selected summarized quarterly financial information for fiscal 2019 and 2020 is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal Year Ended January 31, 2019
Revenues	$19,064	$22,630	$23,663	$26,177	$91,534
Cost of revenues	10,119	11,048	12,210	13,074	46,451

Gross profit	8,945	11,582	11,453	13,103	45,083
Operating expenses:
Sales and marketing	5,833	7,909	7,844	9,692	31,278
Research and development	4,595	4,941	5,823	6,871	22,230
General and administrative	2,922	4,217	2,806	4,846	14,791

Total operating expenses	13,350	17,067	16,473	21,409	68,299

Loss from operations	(4,405)	(5,485)	(5,020)	(8,306)	(23,216)
Total other income (expense), net	214	206	108	576	1,104

Loss before income tax expense	(4,191)	(5,279)	(4,912)	(7,730)	(22,112)
Income tax expense	60	45	14	75	194

Net loss attributable to nCino, Inc.	$(4,251)	$(5,324)	$(4,926)	$(7,805)	$(22,306)

Basic and diluted net loss per share attributable to nCino, Inc.	$(0.06)	$(0.07)	$(0.07)	$(0.11)	$(0.30)

Fiscal Year Ended January 31, 2020
Revenues	$29,836	$31,978	$37,862	$38,504	$138,180
Cost of revenues	14,038	14,770	16,889	18,373	64,070

Gross profit	15,798	17,208	20,973	20,131	74,110
Operating expenses:
Sales and marketing	8,015	10,453	12,602	13,370	44,440
Research and development	7,366	8,272	9,534	10,132	35,304
General and administrative	3,909	6,430	5,557	6,640	22,536

Total operating expenses	19,290	25,155	27,693	30,142	102,280

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 17. Selected Quarterly Financial Data (Unaudited) (Continued)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Loss from operations	(3,492)	(7,947)	(6,720)	(10,011)	(28,170)
Total other income (expense), net	209	(353)	789	376	1,021

Loss before income tax expense	(3,283)	(8,300)	(5,931)	(9,635)	(27,149)
Income tax expense	136	202	158	90	586

Net loss	(3,419)	(8,502)	(6,089)	(9,725)	(27,735)
Net loss attributable to non-controlling interest	—	—	(60)	(81)	(141)

Net loss attributable to nCino, Inc.	$(3,419)	$(8,502)	$(6,029)	$(9,644)	$(27,594)

Basic and diluted net loss per share attributable to nCino, Inc.	$(0.05)	$(0.11)	$(0.08)	$(0.12)	$(0.35)

Note 18. Subsequent Event

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus disease (“COVID-19”) as a pandemic, which continues to spread throughout the world. COVID-19 is having an unprecedented impact on the global economy as national, state and local governments react to this public health crisis. Due to the COVID-19 outbreak, there is significant uncertainty surrounding the potential impact on the Company’s results of operations and cash flows. Continued impacts of the pandemic could materially adversely affect the Company’s near-term and long-term revenues, earnings, liquidity and cash flows.

NCINO, INC.

nCino, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of January 31, 2020 and July 31, 2020

(In thousands, except share and per share data)

	January 31, 2020	July 31, 2020
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents (VIE: $8,892 and $8,635 at January 31, 2020 and July 31, 2020, respectively)	$91,184	$388,191
Accounts receivable, less allowance for doubtful accounts of $0 and $622 at January 31, 2020 and July 31, 2020, respectively	34,205	30,228
Accounts receivable, related parties	9,201	—
Costs capitalized to obtain revenue contracts, current portion, net	3,608	4,007
Prepaid expenses and other current assets	7,079	7,152

Total current assets	145,277	429,578

Property and equipment, net	13,477	14,591
Costs capitalized to obtain revenue contracts, noncurrent, net	7,000	7,817
Goodwill	55,840	56,527
Intangible assets, net	26,093	24,636
Other long-term assets	2,464	650

Total assets	$250,151	$533,799

Liabilities, Redeemable Non-Controlling Interest, and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,258	$2,188
Accounts payable, related parties	3,408	4,018
Accrued commissions	7,862	4,701
Other accrued expenses	4,922	4,820
Deferred rent, current portion	183	208
Deferred revenue, current portion	50,929	84,288
Deferred revenue, current portion, related parties	8,013	—

Total current liabilities	76,575	100,223
Deferred income taxes, noncurrent	194	234
Deferred rent, noncurrent	1,558	1,468
Other long-term liabilities	195	—

Total liabilities	78,522	101,925

Commitments and Contingencies (Notes 8, 11 and 12)
Redeemable non-controlling interest (Note 3)	4,356	4,384
Stockholders’ Equity
Preferred stock, $0.001 par value; 1,000,000 and 10,000,000 shares authorized as of January 31, 2020 and July 31, 2020, respectively; and none issued and outstanding as of January 31, 2020 and July 31, 2020, respectively	—	—
Common stock, $0.0005 par value; 0 and 500,000,000 shares authorized as of January 31, 2020 and July 31, 2020, respectively; 0 and 91,122,356 shares issued and outstanding as of January 31, 2020 and July 31, 2020, respectively	—	46
Voting common stock, $0.0005 par value; 99,708,247 and 0 shares authorized as of January 31, 2020 and July 31, 2020, respectively; 75,596,007 and 0 shares issued and outstanding as of January 31, 2020 and July 31, 2020, respectively	38	—
Non-voting common stock, $0.0005 par value; 10,291,753 and 0 shares authorized as of January 31, 2020 and July 31, 2020, respectively; 5,931,319 and 0 shares issued and outstanding as of January 31, 2020 and July 31, 2020, respectively	3	—
Additional paid-in capital	288,564	567,314
Accumulated other comprehensive (loss) income	(408)	202
Accumulated deficit	(120,924)	(140,072)

Total stockholders’ equity	167,273	427,490

Total liabilities, redeemable non-controlling interest, and stockholders’ equity	$250,151	$533,799

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

nCino, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Revenues
Subscription (related parties $2,112, $0, $3,867 and $2,439, respectively)	$23,110	$39,351	$44,142	$74,182
Professional services	8,868	9,414	17,672	19,295

Total revenues	31,978	48,765	61,814	93,477
Cost of Revenues
Subscription[1] (related party $5,361, $8,700, $10,420 and $16,210, respectively)	7,083	11,920	13,585	22,019
Professional services[1]	7,687	10,667	15,223	19,434

Total cost of revenues	14,770	22,587	28,808	41,453

Gross profit	17,208	26,178	33,006	52,024

Operating Expenses
Sales and marketing[1]	10,453	15,626	18,468	27,852
Research and development[1]	8,272	15,292	15,638	26,257
General and administrative[1]	6,430	10,953	10,339	17,879

Total operating expenses	25,155	41,871	44,445	71,988

Loss from operations	(7,947)	(15,693)	(11,439)	(19,964)

Non-operating Income (Expense)
Interest income	265	55	583	211
Other	(618)	1,117	(727)	597

Loss before income tax expense	(8,300)	(14,521)	(11,583)	(19,156)
Income tax expense	202	203	338	400

Net loss	(8,502)	(14,724)	(11,921)	(19,556)
Net loss attributable to redeemable non-controlling interest (Note 3)	—	(232)	—	(408)
Adjustment attributable to redeemable non-controlling interest (Note 3)	—	154	—	267

Net loss attributable to nCino, Inc.	$(8,502)	$(14,646)	$(11,921)	$(19,415)

Net loss per share attributable to nCino, Inc.:
Basic and diluted	$(0.11)	$(0.17)	$(0.16)	$(0.23)

Weighted average number of common shares outstanding:
Basic and diluted	76,420,098	84,629,777	76,206,900	83,112,132

[1]	Includes stock-based compensation expense as follows:

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Cost of subscription revenues	$69	$242	$137	$303
Cost of professional services revenues	302	2,282	623	2,548
Sales and marketing	315	3,346	607	3,661
Research and development	305	3,031	611	3,340
General and administrative	1,501	4,368	1,623	4,468

Total stock-based compensation expense	$2,492	$13,269	$3,601	$14,320

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

nCino, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(Unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Net loss	$(8,502)	$(14,724)	$(11,921)	$(19,556)
Other comprehensive income:
Foreign currency translation	391	467	449	779

Other comprehensive income	391	467	449	779

Comprehensive loss	(8,111)	(14,257)	(11,472)	(18,777)

Less comprehensive loss attributable to redeemable non-controlling interest:
Net loss attributable to redeemable non-controlling interest	—	(232)	—	(408)
Foreign currency translation attributable to redeemable non-controlling interest	—	78	—	169

Comprehensive loss attributable to redeemable non-controlling interest	—	(154)	—	(239)

Comprehensive loss attributable to nCino, Inc.	$(8,111)	$(14,103)	$(11,472)	$(18,538)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

nCino, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

(In thousands, except share data)

(Unaudited)

			Three Months Ended July 31, 2019
			Voting Common Stock		Non-voting Common Stock		Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
			Shares	Amount	Shares	Amount
Balance, April 30, 2019			70,318,021	$35	5,701,435	$3	$172,152	$37	$(96,749)	$75,478
Stock issuance related to business combinations			1,438,805	1	—	—	23,811	—	—	23,812
Exercise of stock options			56,269	—	—	—	265	—	—	265
Stock-based compensation			—	—	—	—	2,492	—	—	2,492
Other comprehensive income			—	—	—	—	—	391	—	391
Net loss attributable to nCino, Inc.			—	—	—	—	—	—	(8,502)	(8,502)

Balance, July 31, 2019			71,813,095	$36	5,701,435	$3	$198,720	$428	$(105,251)	$93,936

	Three Months Ended July 31, 2020
	Common Stock		Voting Common Stock		Non-voting Common Stock		Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, April 30, 2020	—	$—	75,651,808	$38	5,931,319	$3	$289,624	$(187)	$(125,580)	$163,898
Issuance of common stock in connection with initial public offering, net of underwriting discounts and commissions	9,269,000	5	—	—	—	—	268,370	—	—	268,375
Costs in connection with initial public offering	—	—	—	—	—	—	(4,534)	—	—	(4,534)
Exercise of stock options	500	—	269,729	—	—	—	739	—	—	739
Reclassification of voting and non-voting common stock	81,852,856	41	(75,921,537)	(38)	(5,931,319)	(3)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	13,269	—	—	13,269
Other comprehensive income	—	—	—	—	—	—	—	389	—	389
Net loss attributable to nCino, Inc., including adjustment to redeemable non-controlling interest	—	—	—	—	—	—	(154)	—	(14,492)	(14,646)

Balance, July 31, 2020	91,122,356	$46	—	$—	—	$—	$567,314	$202	$(140,072)	$427,490

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

nCino, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

(In thousands, except share data)

(Unaudited)

			Six Months Ended July 31, 2019
			Voting Common Stock		Non-voting Common Stock		Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
			Shares	Amount	Shares	Amount
Balance, January 31, 2019			70,186,189	$35	5,701,435	$3	$170,771	$(21)	$(104,752)	$66,036
Cumulative-effect adjustment from adoption of accounting standard			—	—	—	—	—	—	11,422	11,422
Stock issuance related to business combinations			1,438,805	1	—	—	23,811	—	—	23,812
Exercise of stock options			188,101	—	—	—	537	—	—	537
Stock-based compensation			—	—	—	—	3,601	—	—	3,601
Other comprehensive income			—	—	—	—	—	449	—	449
Net loss attributable to nCino, Inc.			—	—	—	—	—	—	(11,921)	(11,921)

Balance, July 31, 2019			71,813,095	$36	5,701,435	$3	$198,720	$428	$(105,251)	$93,936

	Six Months Ended July 31, 2020
	Common Stock		Voting Common Stock		Non-voting Common Stock		Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 31, 2020	—	$—	75,596,007	$38	5,931,319	$3	$288,564	$(408)	$(120,924)	$167,273
Issuance of common stock in connection with initial public offering, net of underwriting discounts and commissions	9,269,000	5	—	—	—	—	268,370	—	—	268,375
Costs in connection with initial public offering	—	—	—	—	—		(4,534)	—	—	(4,534)
Exercise of stock options	500	—	325,530	—	—	—	861	—	—	861
Reclassification of voting and non-voting common stock	81,852,856	41	(75,921,537)	(38)	(5,931,319)	(3)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	14,320	—	—	14,320
Other comprehensive income	—	—	—	—	—	—	—	610	—	610
Net loss attributable to nCino, Inc., including adjustment to redeemable non-controlling interest	—	—	—	—	—	—	(267)	—	(19,148)	(19,415)

Balance, July 31, 2020	91,122,356	$46	—	$—	—	$—	$567,314	$202	$(140,072)	$427,490

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

nCino, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended July 31,
	2019	2020
Cash Flows from Operating Activities
Net loss attributable to nCino, Inc.	$(11,921)	$(19,415)
Net loss and adjustment attributable to redeemable non-controlling interest	—	(141)

Net loss	(11,921)	(19,556)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,451	3,500
Amortization of costs capitalized to obtain revenue contracts	1,532	2,430
Stock-based compensation	3,601	14,320
Deferred income taxes	76	40
Provision for (recovery of) bad debt	(105)	619
Change in operating assets and liabilities:
Accounts receivable	38	3,365
Accounts receivable, related parties	4,178	9,201
Costs capitalized to obtain revenue contracts	(1,836)	(3,615)
Prepaid expenses and other assets	(131)	(13)
Accounts payable and accrued expenses and other liabilities	(2,085)	(4,115)
Accounts payable, related parties	453	620
Deferred rent	1,066	(65)
Deferred revenues	18,173	33,188
Deferred revenues, related parties	(3,783)	(8,013)

Net cash provided by operating activities	10,707	31,906

Cash Flows from Investing Activities
Acquisition of business, net of cash acquired	(48,219)	—
Purchases of property and equipment	(2,624)	(2,936)

Net cash used in investing activities	(50,843)	(2,936)

Cash Flows from Financing Activities
Proceeds from initial public offering, net of underwriting discounts and commissions	—	268,375
Payments of costs related to initial public offering	—	(1,345)
Exercise of stock options	537	861

Net cash provided by financing activities	537	267,891

Effect of foreign currency exchange rate changes on cash and cash equivalents	534	146

Net (decrease) increase in cash and cash equivalents	(39,065)	297,007
Cash and Cash Equivalents, beginning of period	74,347	91,184

Cash and Cash Equivalents, end of period	$35,282	$388,191

Supplemental disclosure of cash flow information
Cash paid during the year for taxes, net of refunds	$289	$236

Supplemental disclosure of noncash investing and financing activities
Purchase of property and equipment, accrued but not paid	$138	$86

Fair value of common stock issued as consideration for business acquisition	$23,812	$—

Costs related to initial public offering, accrued but not paid	$—	$1,420

Costs related to initial public offering, reclassified from other long term assets to equity	$—	$1,769

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 1. Organization and Description of Business

Description of Business: nCino, Inc. is a software-as-a-service (SaaS) company that provides software applications to financial institutions to streamline employee and client interactions. The Company is headquartered in Wilmington, North Carolina and has offices in Salt Lake City, Utah; London, United Kingdom; Sydney, Australia; Melbourne, Australia; Toronto, Canada; and Tokyo, Japan.

Initial Public Offering: On July 13, 2020, the Company’s Registration Statement on Form S-1 relating to the initial public offering (“IPO”) of its common stock was declared effective by the Securities and Exchange Commission (“SEC”). Prior to the closing of the IPO, the Company’s certificate of incorporation was amended such that all outstanding shares of voting common stock and non-voting common stock were reclassified into a single class of stock designated as common stock which has one vote per share. In addition, effective upon the closing of the IPO, the Company’s certificate of incorporation was amended and restated such that the total number of shares of common stock authorized to issue, par value $0.0005, was increased to 500,000,000 shares and the total number of shares of preferred stock, par value $0.001, was increased to 10,000,000 shares. In connection with the IPO, the Company issued and sold 9,269,000 shares of common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares) at a public offering price of $31.00 per share for net proceeds of $268.4 million, after deducting underwriters’ discounts and commissions (excluding other IPO costs as of July 31, 2020).

Prior to the IPO, deferred offering costs, which consist of legal, accounting, consulting and other direct fees and costs relating to the IPO, were capitalized in other long-term assets. Upon consummation of the IPO, these costs were offset against the proceeds from the IPO and recorded in additional paid-in capital.

Fiscal Year End: The Company’s fiscal year ends on January 31.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation: The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and applicable rules and regulations of the SEC regarding interim financial reporting. Certain information and disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included for the Company’s audited January 31, 2020 consolidated financial statements contained in the Company’s final prospectus for its IPO dated as of July 13, 2020 and filed with the SEC pursuant to Rule 424(b)(4) on July 14, 2020. The unaudited condensed consolidated financial statements include accounts of the Company’s wholly-owned subsidiaries, as well as a variable interest entity in which the Company is the primary beneficiary. All intercompany accounts and transactions are eliminated. Refer to the variable interest entity section below and Note 3 for additional information regarding the Company’s variable interest entity.

The Company is subject to the normal risks associated with technology companies that have not demonstrated sustainable income from operations, including product development, the risk of customer acceptance and market penetration of its products and services and, ultimately, the need to attain profitability to generate positive cash resources.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, comprehensive loss and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full fiscal year 2021 or any future period.

Variable Interest Entity: The Company holds an interest in a Japanese company (“nCino K.K.”) that is considered a variable interest entity or VIE. nCino K.K. is considered a VIE as it has insufficient equity capital to finance its activities without additional financial support. The Company is the primary beneficiary of nCino K.K. as it has the power over the activities that most significantly impact the economic performance of nCino K.K. and has the obligation to absorb expected losses and the right to receive expected benefits that could be significant to nCino K.K., in accordance with accounting guidance. As a result, the Company consolidated nCino K.K. and all significant intercompany accounts have been eliminated. The Company will continue to assess whether it has a controlling financial interest and whether it is the primary beneficiary at each reporting period. Other than the Company’s equity investment, the Company has not provided financial or other support to nCino K.K. that it was not contractually obligated to provide. The assets of the VIE can only be used to settle the obligations of the VIE and the creditors of the VIE do not have recourse to the Company. The assets and liabilities of the VIE were not significant to the Company’s consolidated financial statements except for cash which is reflected on the unaudited condensed consolidated balance sheets. Refer to Note 3 for additional information regarding the Company’s variable interest.

Redeemable Non-Controlling Interest: Redeemable non-controlling interest relates to minority investors of nCino K.K. An agreement with the minority investors of nCino K.K. contains redemption features whereby the interest held by the minority investors are redeemable either (i) at the option of the minority investors or (ii) at the option of the Company, both beginning on the eighth anniversary of the initial capital contribution. If the interest of the minority investors were to be redeemed under this agreement, the Company would be required to redeem the interest based on a prescribed formula derived from the relative revenues of nCino K.K. and the Company. The balance of the redeemable non-controlling interest is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the unaudited condensed consolidated balance sheets outside of equity under the caption “Redeemable non-controlling interest.”

Use of Estimates: The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by the Company’s management are used for, but not limited to, revenue recognition including determining the nature and timing of satisfaction of performance obligations, variable consideration, stand-alone selling price, and other revenue items requiring significant judgement; the average period of benefit associated with costs capitalized to obtain revenue contracts; fair value of assets acquired and liabilities assumed for business combinations; fair value of contingent consideration; the useful lives of intangible assets; the valuation allowance on deferred tax assets; redemption value of redeemable non-controlling interest and stock-based compensation. The Company assesses these estimates on a regular basis using historical experience and other factors. Actual results could differ from these estimates.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk and Significant Customers: The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents exceeded the Federal deposit insurance limit at January 31, 2020 and July 31, 2020. The Company maintains its cash and cash equivalents with high-credit-quality financial institutions.

As of January 31, 2020, two customers represented 22% of accounts receivable, 11% of which was from a customer who is an equity holder. In the quarter ended July 31, 2020, the equity holder no longer qualifies as a related party of the Company and the amounts disclosed related to such equity holder are presented as a related party through April 30, 2020, only. As of July 31, 2020, one customer represented 12% of accounts receivable. For the three and six months ended July 31, 2019 and 2020, no individual customer represented more than 10% of the Company’s total revenues.

Accounts Receivable and Allowances: A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers. Certain performance obligations may require payment before delivery of the service to the customer. We recognize a contract asset in the form of accounts receivable when we have an unconditional right to payment, and we record a contract asset in the form of unbilled accounts receivable when revenues earned on a contract exceeds the billings. The Company’s standard billing terms are annual in advance. An unbilled accounts receivable is a contract asset related to the delivery of the Company’s subscription services and professional services for which the related billings will occur in a future period. Unbilled accounts receivable consists of (i) revenues recognized for professional services performed but not yet billed and (ii) revenues recognized from non-cancelable, multi-year orders in which fees increase annually but for which we are not contractually able to invoice until a future period. Accounts receivable are reported at their gross outstanding balance reduced by an allowance for estimated receivable losses.

The Company records allowances for doubtful accounts based upon the credit worthiness of customers, historical experience, the age of the accounts receivable and current market and economic conditions.

A summary of activity in the allowance for doubtful accounts is as follows:

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Balance, beginning of period	$—	$167	$123	$—
Charged to (recovery of) bad debt expense	—	452	(105)	619
Write off of uncollectible accounts	—	—	(18)	—
Translation adjustments	—	3	—	3

Balance, end of period	$—	$622	$—	$622

Recently Adopted Accounting Guidance:

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, and early adoption is permitted. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company adopted the standard effective February 1, 2020. The adoption of this standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The Company prospectively adopted the standard effective February 1, 2020. The adoption of this standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities, which addresses the cost and complexity of financial reporting associated with consolidation of variable interest entities (“VIE”). ASU 2018-17 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The new guidance must be applied on a retrospective basis as a cumulative-effect adjustment as of the date of adoption. The adoption of this standard did not impact the Company’s unaudited condensed consolidated financial statements or related disclosures upon adoption, because the Company did not, and currently does not, have any indirect interests through related parties under common control for which it receives decision-making fees.

Recent Accounting Pronouncements Not Yet Adopted:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes the underlying asset available to the lessee. For lessors, accounting for leases is substantially the same as in prior periods. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new leases standard. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, and early adoption is permitted. If the Company were to cease meeting the emerging growth company criteria during the fiscal year ending January 31, 2022, this ASU would be effective for the Company for its Annual Report on 10-K for the fiscal year ended January 31, 2022. The Company is currently evaluating the impact of this standard to the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments–Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies (Continued)

allowances for losses. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years beginning after December 15, 2022 and for interim periods within those fiscal years. If the Company were to cease meeting the emerging growth company criteria during the fiscal year ending January 31, 2022, this ASU would be effective for the Company for its Annual Report on 10-K for the fiscal year ended January 31, 2022. The Company is currently evaluating the impact of this standard to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted, including adoption in an interim period. If the Company were to cease meeting the emerging growth company criteria during the fiscal year ending January 31, 2022, this ASU would be effective for the Company for its Annual Report on 10-K for the fiscal year ended January 31, 2022. The Company is evaluating the effect of adopting this new accounting guidance, but does not expect adoption will have a material impact on the Company’s financial statements.

Note 3. Variable Interest Entity and Redeemable Non-Controlling Interest

In October 2019, the Company entered into an agreement with Japan Cloud Computing, L.P. and M30 LLC (collectively, the “Investors”) to engage in the investment, organization, management, and operation of nCino K.K. that is focused on the distribution of the Company’s products in Japan. In October 2019, the Company initially contributed $4.7 million in cash in exchange for 51% of the outstanding common stock of nCino K.K. As of July 31, 2020, the Company controls a majority of the outstanding common stock in nCino K.K.

All of the common stock held by the Investors is callable by the Company or puttable by the Investors at the option of the Investors or at the option of the Company beginning on the eighth anniversary of the agreement with the Investors. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the discrete revenues of nCino K.K. and the Company and may be settled, at the Company’s discretion, with Company stock or cash or a combination of the foregoing. As a result of the put right available to the Investors, the redeemable non-controlling interests in nCino K.K. are classified outside of permanent equity in the Company’s unaudited condensed consolidated balance sheets and the balance is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interests’ share of earnings, or its estimated redemption value. The resulting changes in the estimated redemption amount are recorded within retained earnings or, in the absence of retained earnings, additional paid-in capital. The estimated redemption value of the call/put option embedded in the redeemable non-controlling interest was $0.3 million at July 31, 2020.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 3. Variable Interest Entity and Redeemable Non-Controlling Interest (Continued)

The following table summarizes the activity in the redeemable non-controlling interests for the period indicated below:

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Balance, beginning of period	$—	$4,384	$—	$4,356
Net loss attributable to redeemable non-controlling interest	—	(232)	—	(408)
Foreign currency translation	—	78	—	169
Adjustment to redeemable non-controlling interest	—	154	—	267

Balance, end of period	$—	$4,384	$—	$4,384

Note 4. Fair Value of Financial Instruments

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

Level 3. Significant unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value as of January 31, 2020 and July 31, 2020 because of the relatively short duration of these instruments.

The Company evaluated its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. The following table summarizes the Company’s financial assets measured at fair value as of January 31, 2020 and July 31, 2020 and indicates the fair value hierarchy of the valuation:

	Fair value measurements on a recurring basis as of January 31, 2020
	Level 1	Level 2	Level 3
Assets:
Money market accounts (included in cash and cash equivalents)	$67,119	$—	$—

Total assets	$67,119	$—	$—

Liabilities:
Contingent consideration (included in other long-term liabilities)	$—	$—	$195

Total liabilities	$—	$—	$195

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 4. Fair Value of Financial Instruments (Continued)

	Fair value measurements on a recurring basis as of July 31, 2020
	Level 1	Level 2	Level 3
Assets:
Money market accounts (included in cash and cash equivalents)	$353,857	$—	$—

Total assets	$353,857	$—	$—

Liabilities:
Contingent consideration (included in other accrued expenses)	$—	$—	$209

Total liabilities	$—	$—	$209

All of the Company’s money market accounts are classified within Level 1 because the Company’s money market accounts are valued using quoted market prices in active exchange markets including identical assets.

The Company added contingent consideration, a Level 3 measurement, on October 18, 2019 with the acquisition of FinSuite Pty Ltd. Changes in fair value of the contingent consideration are recorded in the unaudited condensed consolidated statements of operations within other income. The Company’s contingent consideration is valued using a probability weighted discounted cash flow analysis. A reconciliation of the balance for contingent consideration obligations for the three and six months ended July 31, 2020 is as follows:

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Balance, beginning of period	$—	$190	$—	$195
Acquisitions	—	—	—	—
Change in fair value	—	—	—	—
Translation adjustments	—	19	—	14

Balance, end of period	$—	$209	$—	$209

Note 5. Revenues

Revenues by Geographic Area

Revenues by geographic region were as follows:

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
United States	$29,653	$44,049	$57,332	$84,520
International	$2,325	$4,716	$4,482	$8,957

	$31,978	$48,765	$61,814	$93,477

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 5. Revenues (Continued)

Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. No country outside the United States represented 10% or more of total revenues.

Contract Amounts

Accounts Receivable

Accounts receivable, less allowance for doubtful accounts, is as follows as of January 31, 2020 and July 31, 2020:

	As of January 31, 2020	As of July 31, 2020
Trade accounts receivable	$32,686	$29,082
Unbilled accounts receivable	1,425	1,321
Allowance for doubtful accounts	—	(622)
Other accounts receivable	94	447

Total accounts receivable, net	$34,205	$30,228

Deferred Revenue and Remaining Performance Obligation

Significant movements in the deferred revenue balance during the period consisted of increases due to payments received prior to transfer of control of the underlying performance obligations to the customer, which were offset by decreases due to revenues recognized in the period. During the six months ended July 31, 2020, $43.1 million of revenues were recognized that were included in the balance of deferred revenue as of January 31, 2020.

Transaction price allocated to remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenues in future periods. Transaction price allocated to the remaining performance obligation is influenced by several factors, including the timing of renewals, average contract terms and foreign currency exchange rates. The Company applies practical expedients to exclude amounts related to performance obligations that are billed and recognized as they are delivered, optional purchases that do not represent material rights, and any estimated amounts of variable consideration that are subject to constraint.

Remaining performance obligations were $455.7 million as of July 31, 2020. The Company expects to recognize 66% of its remaining performance obligation as revenues in the next 24 months, 30% more in the following 25 to 48 months, and the remainder thereafter.

Note 6. Business Combinations

Visible Equity, LLC

On July 8, 2019, the Company acquired all outstanding membership interests of Visible Equity, LLC (“Visible Equity”) which provides financial analytics, portfolio management and compliance solutions to banks and credit unions. The Company acquired Visible Equity for its product offerings and the domain expertise of its employees. Visible Equity is headquartered in Salt Lake City, Utah.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 6. Business Combinations (Continued)

The acquisition-date fair value of the consideration transferred is as follows:

Total Consideration
Cash consideration to members	$49,428
Voting common stock issued (1,438,805 shares)	23,812

Total consideration	$73,240

The transaction was accounted for using the acquisition method and, as a result, assets acquired and liabilities assumed were recorded at their estimated fair values at the acquisition date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill. The measurement period ended one year from the acquisition date.

Finsuite Pty Ltd

On October 18, 2019, the Company, through its wholly-owned subsidiary, nCino APAC Pty Ltd, acquired all of the outstanding shares of FinSuite Pty Ltd (“FinSuite”). The Company acquired FinSuite to enhance the Company’s data recognition capabilities, including of complex, unstructured data. FinSuite is headquartered in Melbourne, Australia.

The acquisition-date fair value of the consideration transferred is as follows:

Total Consideration
Cash consideration to shareholders	$3,928
Cash consideration to settle debt	137
Voting common stock issued (63,967 shares)	1,392
Contingent consideration—cash payment	197
Contingent consideration—voting common stock	5,857

Total consideration	$11,511

The transaction was accounted for using the acquisition method and, as a result, assets acquired and liabilities assumed were recorded at their estimated fair values at the acquisition date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill. The measurement period will end one year from the acquisition date.

Contingent consideration includes two tranches of earn-out arrangements based upon the attainment of post-acquisition product development milestones. The first tranche includes an earn-out opportunity of $0.1 million of cash and the issuance of 142,846 shares of voting common stock (together, the “Initial Tranche Earn-Out”). The Initial Tranche Earn-Out is conditioned upon the development of a stated product in accordance with mutually agreed upon functional requirements within a certain period from the date of acquisition. The second tranche includes an earn-out opportunity of $0.1 million of cash and the issuance of 142,846 shares of voting common stock (together, the “Final Tranche Earn-Out”). The Final Tranche Earn-Out is conditioned upon a customer’s use of the stated product in a production environment according to the mutually agreed upon functional requirements within a certain period from the date of acquisition. The Final Tranche Earn-Out is not conditioned upon the achievement of the Initial Tranche Earn-Out.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 6. Business Combinations (Continued)

The cash portion of the contingent consideration of $0.2 million is included in other long-term liabilities and other accrued expenses in the accompanying unaudited condensed consolidated balance sheet as of January 31, 2020 and July 31, 2020, respectively. The share portion of the contingent consideration was recorded as of the acquisition date and is reflected as a component of stockholders’ equity in the accompanying unaudited condensed consolidated balance sheet as of January 31, 2020 and July 31, 2020.

Note 7. Intangible Assets and Goodwill

Intangible assets

Intangible assets, net are as follows:

	As of January 31, 2020			As of July 31, 2020
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Gross Amount	Accumulated Amortization	Net Carrying Amount
Acquired developed technology	$6,008	$(695)	$5,313	$6,172	$(1,477)	$4,695
Customer relationships	21,706	(937)	20,769	21,714	(1,773)	19,941
Trademarks	125	(114)	11	127	(127)	—

	$27,839	$(1,746)	$26,093	$28,013	$(3,377)	$24,636

The Company recognized amortization expense as follows:

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Cost of revenues	$60	$378	$60	$747
Sales and marketing	105	418	105	835
General and administrative	12	—	12	10

Total amortization expense	$177	$796	$177	$1,592

The expected future amortization expense for intangible assets as of July 31, 2020 is as follows:

Fiscal Year Ending January 31,
2021 (remaining)	1,606
2022	3,212
2023	3,212
2024	2,511
2025	1,670
Thereafter	12,425

$24,636

The expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, future changes to expected asset lives of intangible assets and other events.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 7. Intangible Assets and Goodwill (Continued)

Goodwill

The carrying amount of goodwill was $55.8 million and $56.5 million as of January 31, 2020 and July 31, 2020, respectively. The change in goodwill is due to translation adjustments and was $0.0 million and $0.9 million for the three months ended July 31, 2019 and 2020, respectively, and $0.0 million and $0.7 million for the six months ended July 31, 2019 and 2020, respectively.

Note 8. Reseller Agreement

The Company has a reseller agreement in place with a related party to utilize their platform and to develop the Company’s cloud-based banking software as an application within the related party’s hosted environment. In June 2020, this agreement was renegotiated and expires in June 2027 and will automatically renew in annual increments thereafter unless either party gives notice of non-renewal before the end of the initial term or the respective renewal term. Cost of subscription revenues in each of the three and six months ended July 31, 2019 and 2020 substantially consists of fees paid for access to the related party’s platform, including their hosting infrastructure and data center operations. The Company has recorded expenses of $5.4 million and $8.7 million for the three months ended July 31, 2019 and 2020, respectively and $10.4 million and $16.2 million for the six months ended July 31, 2019 and 2020, respectively. See also Note 12.

Note 9. Stockholders’ Equity

Pursuant to the fourth certificate of amendment to the Company’s third amended and restated certificate of incorporation dated July 6, 2020, each share of voting and non-voting common stock issued and outstanding prior to the effectiveness was reclassified into a single class of stock designated as common stock which has one vote per share. Subsequent to the effectiveness of the Company’s amended and restated certificate of incorporation, the Company’s common stock consists of 500,000,000 authorized shares, par value $0.0005 per share and the Company’s preferred stock consists of 10,000,000 authorized shares, par value $0.001 per share.

At July 31, 2020, the Company committed a total of 24,785,528 shares of common stock for future issuance as follows:

Issued and outstanding stock options	7,464,094
Nonvested issued and outstanding restricted stock units (“RSUs”)	2,041,093
Possible issuance under stock plans	15,280,341

24,785,528

Note 10. Stock-Based Compensation

Equity Incentive Plans

The Company has stock-based compensation plans that provide for the award of equity incentives, including stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based award and other stock-based awards. As of July 31, 2020, the Company had stock options outstanding under the 2014 Stock Plan (“2014 Plan”) and the 2019 Equity Incentive Plan had stock options and RSUs outstanding. As of July 31, 2020, the Company also has an employee stock purchase plan.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 10. Stock-Based Compensation (Continued)

In connection with the IPO, the Board of Directors adopted and stockholders approved an amended and restated 2019 Equity Incentive Plan (“2019 Plan”) to, among other things as defined in the 2019 Plan document, increase the available shares under the Plan to 15,250,000, plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ending January 31, 2022, and continuing until, and including, the fiscal year ending January 31, 2031. The annual increase will be equal to the lesser of (i) 5% of the number of shares issued and outstanding as of January 31 of the immediately preceding fiscal year and (ii) an amount determined by the Company’s Board of Directors. The Company ceased granting awards under the 2014 Plan during the fiscal year ended January 31, 2020, and all shares that remained available for issuance under the 2014 Plan were transferred to the 2019 Plan prior to the closing of the IPO. Additionally, the number of shares available under the 2019 Plan shall be increased by the number of shares outstanding under the 2014 Plan that expire, terminate or are canceled without having been exercised or settled in full.

Stock Options

Stock option activity during the six months ended July 31, 2020 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 31, 2020	7,837,023	$5.39
Granted	—	—
Expired or forfeited	(46,899)	10.87
Exercised	(326,030)	2.64

Outstanding, July 31, 2020	7,464,094	$5.48

Exercisable, July 31, 2020	5,542,247	$4.07

Fully vested or expected to vest, July 31, 2020	6,717,685	$5.48

As of July 31, 2020, there was $5.5 million of total unrecognized compensation expense related to unvested stock-based compensation arrangements under the 2014 and 2019 Plans. That cost is expected to be recognized over a weighted average period of 1.53 years.

Restricted Stock Units

Restricted stock unit (“RSU”) activity during the six months ended July 31, 2020 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested, January 31, 2020	948,119	$21.75
Granted	1,120,054	20.07
Vested[1]	(17,500)	20.00
Forfeited	(9,580)	21.53

Nonvested, July 31, 2020	2,041,093	$20.84

[1]	Includes 17,500 RSUs that were not issued and outstanding as of July 31, 2020.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 10. Stock-Based Compensation (Continued)

The RSUs granted prior to the IPO vest upon the satisfaction of both a service-based, generally over 4 years, vesting 25% annually, and liquidity event-based vesting condition. For RSUs granted to the non-employee members of the Board of Directors, some vest in less than a year, some annually and some over three years. The liquidity event-based condition was satisfied upon the completion of the IPO and the Company recognized an expense of $12.2 million in cost of revenues and operating expenses for RSUs as of that date, using the accelerated attribution recognition method.

As of July 31, 2020, total unrecognized compensation expense related to non-vested RSUs was $30.7 million, adjusted for estimated forfeitures, based on the estimated fair value of the Company’s common stock at the time of grant. The weighted-average period to be recognized is 3.52 years.

Employee Stock Purchase Plan

In July 2020, the Board of Directors adopted and stockholders approved the Employee Stock Purchase Plan (the “ESPP”), which became effective immediately prior to the closing of the IPO. The ESPP includes two components, one component is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code (the “Code) and a component that does not qualify as an “employee stock purchase plan” under Section 423 of the Code. The ESPP initially reserved and authorized the issuance of up to a total of 1,800,000 shares of common stock to participating employees. The aggregate number of shares of the Company’s common stock under the ESPP will automatically increase on the first day of each fiscal year, beginning with the first fiscal year ending January 31, 2022 and continuing until the fiscal year ended January 31, 2031, by an amount equal to the lesser of (i) 1% of the shares of the Company’s common stock issued and outstanding on January 31 of the immediately preceding fiscal year, (ii) 1,800,000 shares of the Company’s common stock or (iii) an amount determined by the Board of Directors. As of July 31, 2020, 1,800,000 shares of common stock remain available for grant under the ESPP.

The ESPP permits employees to purchase the Company’s common stock through payroll deductions during six month offerings. The offering periods begin each January 1 and July 1, or such other period determined by the compensation committee. Eligible employees will purchase the shares at a price per share equal to the lesser of (i) 85% of the fair market value of a share of the Company’s common stock on the first business day of such offering period and (ii) 85% of the fair market value of share of the Company’s common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to terms of the ESPP.

Note 11. Commitments and Contingencies

Operating Leases

The Company leases its facilities and a portion of its equipment and licenses under various non-cancellable agreements, which expire at various times through July 2028 and require various minimum annual rentals.

The Company’s agreements for the facilities and certain services provide the Company with the option to renew. The Company’s future contractual obligations would change if the Company exercised these options.

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 11. Commitments and Contingencies (Continued)

Total lease expense amounted to $2.1 million and $2.7 million for the three months ended July 31, 2019 and 2020, respectively and $3.9 million and $5.4 million for the six months ended July 31, 2019 and 2020, respectively.

Indemnification

In the ordinary course of business, the Company generally includes standard indemnification provisions in its arrangements with third parties, including vendors, customers, and the Company’s directors and officers. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such obligations in the accompanying unaudited condensed consolidated financial statements.

Note 12. Related-Party Transactions

The Company’s main vendor is also an equity holder in the Company. Total payments related to the agreement with the related party are disclosed in Note 8. The Company also purchases services from this related party to assist in managing its own sales cycle, customer relationship management, and other business functions. The Company signed a three-year, non-cancellable agreement with the related party in December 2015 for the purchase of services and renewed in December 2018 for an additional two years. Total payments to the related party for these services recorded to expenses were $0.3 million and $0.3 million for the three months ended July 31, 2019 and 2020, respectively, and $0.5 million and $0.6 million for the six months ended July 31, 2019 and 2020, respectively and $1.1 million and $0.5 million were in prepaid expenses and other current assets as of January 31, 2020 and July 31, 2020, respectively. Accounts payable to the related party were $3.3 million and $4.0 million at January 31, 2020 and July 31, 2020, respectively, included in accounts payable, related parties.

In the quarter ended July 31, 2020 certain equity holders no longer qualified as a related party of the Company and the amounts disclosed related to them are presented through April 30, 2020 only. Included in revenues from three equity holders, who are also customers of the Company, are $2.1 million and $0.0 million for the three months ended July 31, 2019 and 2020, respectively, and $4.3 million and $2.8 million for the six months ended July 31, 2019 and 2020, respectively. Deferred revenue, current portion, related parties was $8.0 million and $0.0 million as of January 31, 2020 and July 31, 2020, respectively. Accounts receivable, related parties was $9.2 million and $0.0 million as of January 31, 2020 and July 31, 2020, respectively.

The Company has a banking relationship with one of its equity holders who was formerly considered a related party. In the quarter ended July 31, 2020, the equity holder no longer qualifies as a related party of the Company and the amounts disclosed related to such equity holder are presented as a related party through April 30, 2020, only. Included in interest income is $0.2 million and $0.0 million for the three months ended July 31, 2019 and 2020, respectively, and $0.4 million and $0.1 million for the six months ended July 31, 2019 and 2020, respectively.

The Company made an agreement with one of its equity holders in May 2016 to spend an agreed-upon amount of funds over a three-year period to further the alliance between the two companies. In July 2019, the agreement was extended for an additional three years. As of July 31, 2020, the Company was in compliance with

nCino, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 12. Related-Party Transactions (Continued)

the terms of the agreement. In the quarter ended July 31, 2020, the equity holder no longer qualifies as a related party of the Company and the amounts disclosed related to such equity holder are presented as a related party through April 30, 2020, only. There were no amounts spent for the three months ended July 31, 2019 and 2020 and $0.02 million and $0.0 million for the six months ended July 31, 2019 and 2020, respectively. As of July 31, 2020, there was a $0.2 million obligation remaining which is expected to be fulfilled within one year.

Note 13. Basic and Diluted Loss per Share

Basic loss per share is computed by dividing net loss attributable to nCino, Inc. by the weighted-average number of common shares outstanding for the fiscal period. Diluted loss per share is computed by giving effect to all potential weighted average dilutive common stock, including options. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. Diluted loss per share for the three months ended July 31, 2019 and 2020 and for the six months ended July 31, 2019 and 2020 is the same as the basic loss per share as there was a net loss for those periods, and inclusion of potentially issuable shares was anti-dilutive.

The components of basic and diluted loss per share for periods presented are as follows (in thousands, except share and per share data):

	Three Months Ended July 31,		Six Months Ended July 31,
	2019	2020	2019	2020
Basic loss per share:
Numerator
Net loss attributable to nCino, Inc.	$(8,502)	$(14,646)	$(11,921)	$(19,415)
Denominator
Weighted-average common shares outstanding	76,420,098	84,629,777	76,206,900	83,112,132
Basic loss per share attributable to nCino, Inc.	$(0.11)	$(0.17)	$(0.16)	$(0.23)
Dilutive loss per share:
Numerator
Net loss attributable to nCino, Inc.	$(8,502)	$(14,646)	$(11,921)	$(19,415)
Denominator
Weighted-average common shares outstanding	76,420,098	84,629,777	76,206,900	83,112,132
Dilutive loss per share attributable to nCino, Inc.	$(0.11)	$(0.17)	$(0.16)	$(0.23)

The weighted-average number of shares outstanding used in the computation of diluted loss per share does not include the effect of the following potential outstanding common stock because the effect would have been anti-dilutive:

	July 31,
	2019	2020
Stock options issued and outstanding	8,008,329	7,464,094
Nonvested RSUs issued and outstanding	—	2,041,093

nCino was built on a foundation of culture. As a company, we are in the business of fundamentally changing the way financial institutions operate. In order to transform an entire industry, we believe it is essential to have a company culture that not only empowers its employees to challenge the status quo, but emboldens them to drive change, trusts them to do the right thing, and fosters collaboration across all stakeholders. - P I E R R E N A U D É , P R E S I D E N T & C E O

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